UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

GENERAL FORM OF REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of

The Securities Exchange Act of 1934

CELATOR PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

Delaware	20-2680869
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

303B College Road East
Princeton, New Jersey	08540
(Address of principal executive offices)	(Zip Code)

(609) 243-0123

(Registrant’s telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $.001 par value

(Title of Class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

CELATOR PHARMACEUTICALS, INC.

FORM 10

Item 1.	Business.

Summary

Celator Pharmaceuticals, Inc. (“Celator” or the “Company”) is a pharmaceutical company developing new and more effective therapies to treat cancer. Celator was founded in 1999 by a team led by Dr. Lawrence Mayer (currently the Company’s President and Head of Research). CombiPlex®, Celator’s proprietary drug ratio technology platform, represents an approach that identifies molar ratios of drugs that will deliver a synergistic benefit, and locks the desired ratio in a nano-scale drug delivery vehicle that maintains the ratio in patients with the goal of improving clinical outcomes. Celator’s pipeline includes two clinical stage products: CPX-351 for the treatment of acute myelogenous leukemia (“AML”), for which Celator has submitted a Phase 3 protocol to the United States Food and Drug Administration (the “FDA”) and expects to commence enrollment later this year, and CPX-1 for the treatment of colorectal cancer; as well as preclinical-stage compounds and research programs. Celator is positioned to advance a broad pipeline of cancer therapies involving both previously approved and novel drug agents, based on Celator’s CombiPlex and proprietary drug delivery platforms. Since the founding of Celator, over $104.0 million has been invested in developing the CombiPlex technology and a pipeline of drugs.

The Company is an “emerging growth company” under the provisions of the Jumpstart Our Business Startups Act, or the “JOBS Act.”

Celator’s CombiPlex Technology

Emerging evidence indicates that anti-cancer drug combinations can act synergistically, additively or antagonistically depending on the ratio of the agents being combined. While this relationship can be evaluated readily in vitro where drug ratios can be controlled, the translation of such information in vivo is complicated by the fact that the individual drugs administered as a conventional combination or drug “cocktail” will be distributed and eliminated differently. This prevents control of the drug ratio following administration and may result in exposure of cancer cells to antagonistic drug ratios with a corresponding loss of therapeutic activity.

Celator developed its CombiPlex technology platform because the standard of care rarely takes advantage of the critical role that drug ratios may play in combination chemotherapy treatment. The ability to identify the ratio of drugs that will produce a synergistic benefit, and a technology that makes it possible to maintain and deliver that ratio in the body, could have a profound impact on combination chemotherapy efficacy.

A distinguishing feature of Celator’s CombiPlex technology is the proprietary delivery vehicles developed to encapsulate and maintain drug combinations at the desired ratio after in vivo administration. Drug combinations used to treat cancer are often comprised of agents with very different chemical compositions and physical properties. Consequently, formulating drug combinations with such disparate features into a single pharmaceutical product that can release both drugs at the same rate in the body represents a significant technical challenge. Celator has developed two distinct nano-scale drug delivery technology platforms based on liposomes and nanoparticles that together provide great versatility in controlling the encapsulation and retention properties for therapeutic agents from a wide range of drug classes.

Celator scientists are recognized experts in the development and assessment of lipid-based drug carriers. This expertise has been critical to the development of a novel liposome delivery technology capable of co-formulating multiple therapeutic agents. Specifically, cell-based screening assays have frequently identified synergistic drug combinations of agents with markedly different chemical attributes. In the simplest terms, one drug may be highly water soluble, while the other may exhibit low solubility in water but higher lipid solubility. In order to design a delivery system for such agents it is necessary to

•	control the ratio of the drugs in the carrier when prepared;

•	maintain the ratio of the drugs in the carrier while circulating in the blood; and

•	ensure that the drugs are released at the correct synergistic ratio when delivered to the tumor by the carrier.

Celator’s formulation scientists have been able to achieve this through manipulations of existing liposomal carriers as well as the development of proprietary drug loading methods and low-cholesterol liposome compositions, where two chemically diverse agents in Celator’s proprietary liposomes provides controlled and simultaneous release of both drugs in the blood.

Not all anti-cancer drugs of interest to Celator will be compatible with liposome formulation approaches. While liposomes typically can be utilized with agents that exhibit some degree of water solubility, highly hydrophobic agents, such as the taxanes, are not well retained by the liposomes once in the body. This precludes maintenance of desired drug ratios for combinations containing such agents. Thus, Celator has focused research on the development of polymer and polymer-lipid hybrid nanoparticle systems for co-formulation of hydrophobic drugs. This approach is less sensitive to the physicochemical properties of the original drug and allows for the co-formulation and coordinated in vivo release of multiple drugs with widely different properties from the same particle.

Celator Pipeline Overview

Celator believes its CombiPlex technology, and the drugs that have been developed utilizing it, offer an attractive opportunity for the following reasons:

•	Two products have advanced beyond proof of concept to mid- to late-stage clinical development;

•	Celator has a pipeline of additional drug candidates for in-house development or partnering opportunities; and

•	The technology and the products have intellectual property protection.

Celator’s pipeline includes: CPX-351 (a liposomal formulation of cytarabine:daunorubicin), which has completed two randomized, controlled Phase 2 studies in patients with AML and is preparing to initiate a Phase 3 study in 240 patients with secondary AML, or “sAML,” a form of AML with a poor prognosis; CPX-1 (a liposomal formulation of irinotecan:floxuridine), which has completed a Phase 2 study in patients with colorectal cancer; CPX 571 (a liposomal formulation of irinotecan:cisplatin), a preclinical stage compound; and HDPN, a hydrophobic docetaxel prodrug nanoparticle formulation, also known as CPX-8, that has been selected by the National Cancer Institute’s Nanoparticle Characterization Laboratory for in vitro and in vivo study.

The Company is focusing its internal infrastructure efforts and expenditures initially on developing CPX-351 while examining opportunities to partner/collaborate with pharmaceutical companies or secure additional financing to advance other product candidates or exploit its CombiPlex technology. In addition to the development strategy described above, in order to enhance the Company’s future growth, Celator may seek, on an opportunistic basis, to pursue complementary or strategic acquisitions, licenses and investments to continue to drive growth. Substantial additional funds will be required in order to successfully carry out the Company’s business strategy.

Celator Product Candidates

CPX-351

Untreated AML in all ages is rapidly fatal, with patients dying on average within a few months of diagnosis. Even with treatment, particular groups of AML patients continue to have a poor prognosis. In 2012, it is estimated that approximately 13,780 people in the United States will be diagnosed with AML and 10,200 AML patients will die. This reflects the fact that most AML patients will ultimately succumb to their disease and fewer than 30% will be cured. Risk factors that decrease sensitivity of the leukemia to therapy or decrease patient tolerance to therapy include increasing age, poor performance status, co-morbid medical conditions, accumulated chromosomal abnormalities, adverse mutations and multidrug resistance. Given that the median age at diagnosis of AML is 67 years, it is not surprising that the majority of patients diagnosed with AML are at high risk and in need of improved treatment options.

The 7+3 regimen consisting of seven days of continuous infusion of cytarabine combined with bolus injections of an anthracycline, such as daunorubicin on days 1-3 has been the standard first-line treatment for AML for over 30 years. Better therapies are urgently needed in view of the relatively poor prognosis for most patients with AML. Efforts to improve these outcomes, including intensification of treatment via modification of dose levels and schedules and/or addition of new cytotoxic and targeted therapies to existing regimens, have had limited success.

Despite the widespread use of the 7+3 regimen for AML, there has been little research focused on understanding how these two drugs interact on a cellular level. The different treatment schedules used for cytarabine and daunorubicin in the 7+3 regimen result in leukemia cells being exposed to constantly changing ratios, which may limit the effectiveness of this chemotherapy combination when some of those ratios are antagonistic. In fact, drug ratio dependency was observed and superiority of the 5:1 molar ratio was identified in laboratory studies. Consequently, the CombiPlex technology platform was applied to this combination and nano-scale liposomes were engineered that co-encapsulated cytarabine and daunorubicin and maintained the optimal synergistic drug ratio for extended periods of time after intravenous injection with the aim of improving anti-leukemia activity.

Scientific Rationale for CPX-351

When tested in a panel of tumor cell lines, the combination of cytarabine plus daunorubicin consistently displayed synergy and avoided antagonism at a 5:1 molar (i.e., number of molecules) ratio. Decreasing the drug ratio resulted in a loss of synergy and an increased occurrence of antagonism. Nano-scale liposomes were engineered that co-encapsulated the two agents and maintained the drug ratio for extended times after intravenous injection. The drug ratio dependency and superiority of the 5:1 molar ratio was also confirmed with these delivery systems in preclinical leukemia efficacy studies. CPX-351 exhibited superior therapeutic activity compared to the free-drug cocktail in all leukemia models tested, with high proportions of cures, and evidence of in vivo synergy under conditions where the free drug cocktail provided minimal anti-leukemic activity. Importantly, this increased activity was selective for leukemia cells.

Increased efficacy with CPX-351 was observed in mice bearing bone marrow-engrafted human leukemia. In the absence of treatment the bone marrow is completely overrun with human leukemia cells within 21 days of IV tumor inoculation. The free-drug cocktail of cytarabine:daunorubicin administered at its maximum tolerated dose (“MTD”) caused a modest reduction of leukemia cells in the bone marrow as evidenced by bone cross sections. These mice died from leukemia shortly after treatment terminated. In contrast, the bone marrows of mice treated with CPX-351 were completely cleared of tumor cells and survival of the mice was extended by months. Studies have also demonstrated that CPX-351 persists in the bone marrow for days and that the liposome encapsulated drugs are taken up more by leukemia cells than by normal bone marrow cells.

Previous Clinical Studies with CPX-351

To date, three clinical studies have been completed with CPX-351: (1) a Phase 1 dose escalation study in 48 advanced leukemia patients, (2) a randomized Phase 2 study in 126 newly diagnosed AML patients age 60-75, and (3) a randomized Phase 2 study in 125 first relapse AML patients age 18-65. Additional investigator initiated clinical studies examining CPX-351 as a bone marrow conditioning agent for stem cell transplant are also ongoing. Results from the completed clinical studies that provide the rationale for the proposed Phase 3 registration study, as well as for the CPX-351 clinical development plan, in general, are provided below.

Phase 1 Study – Study 101

A Phase 1 dose escalation study was conducted at four centers in the United States in patients with relapsed/refractory leukemia or high-risk myelodysplastic syndrome (“MDS”). CPX-351 was administered every other day for 3 doses by 90-minute infusion. The MTD was determined to be 101 U/m2 (1 Unit = 1.0 mg cytarabine + 0.44 mg daunorubicin) with dose limiting toxicities of persistent (>56 days) neutropenia (abnormally low number of neutrophils, the most important type of white blood cell) and thrombocytopenia (decrease of platelets in blood), hypertensive crisis and congestive heart failure (in the setting of sepsis). Pharmacokinetic (“PK”) analysis confirmed maintenance of the 5:1 molar ratio for over 24 hours and prolonged circulation half-life. Complete response (“CR”) was first observed at 32 U/m2, roughly one-third of the MTD. At study completion, 48 patients had been entered. Among 43 AML patients, CR was achieved in 9 patients and complete response with incomplete normal blood cell recovery (“CRi”) was observed in one patient. The positive outcomes of this Phase 1 study supported evaluating the efficacy of CPX-351 in a Phase 2 setting.

Randomized Phase 2 Study of CPX-351 in Newly Diagnosed AML Patients Age 60-75 – Study 204

The clinical anti-leukemic activity observed in the Phase 1 study was sufficient to allow immediate initiation of a randomized study in newly diagnosed AML patients age 60-75, comparing CPX-351 (100 U/m2 ) against first-line therapy (7+3 regimen of cytarabine plus daunorubicin using 100 mg/m2 cytarabine per day for 7 days as a continuous infusion and 60 mg/m2 daunorubicin per day for 3 days). This study was intended to be a direct test of whether delivery of a fixed, synergistic ratio of the two drugs (i.e. CPX-351) provided increased clinical efficacy over conventional administration of the same agents (i.e. 7+3 regimen). Patients were randomized 2:1 to receive CPX-351 or 7+3, respectively, and patients were stratified by risk group where patients classified as high risk had either older age (70-75) or sAML or complex cytogenetics (≥3 abnormalities). The primary endpoint of this study was response rate (CR + CRi) and a successful Phase 2 study was prospectively defined as a difference in response rate favoring CPX-351 with a p-value <0.1, which would support moving forward to a Phase 3 study.

The table below presents the efficacy and early mortality results from study 204 for the overall patient population as well as for sAML patients, a group that was prospectively identified for subset analysis in the protocol. sAML is AML that arises from a pre-existing myelodysplastic syndrome or myeloproliferative disease, or treatment-related AML, which is caused after chemotherapy or radiation therapy for a previous malignancy. sAML is typically associated with a worse prognosis. In the overall population, patients treated with CPX-351 achieved relative improvements over the control arm; a 23% increase in leukemia clearance (87.7% vs. 71.1%), a 30% higher response rate (66.7% vs. 51.2%) and an approximately 3-fold lower 60-day mortality rate (4.7% vs. 14.6%).

Table: Major efficacy parameter outcomes for CPX-351 and 7+3 treatment arms in the overall and secondary AML populations

	All Patients			All Patients	sAML			sAML
	CPX- 351 (n=84)	7+3 (n=41)		Relative Improvement Over Control	CPX- 351 (n=19)	7+3 (n=33)		Relative Improvement Over Control
Leukemia Clearance Rate (%)	87.7	71.1		23.3%	81.8	57.9		41.3%
Response (CR+CRi) Rate (%)	66.7	51.2		30.3%	57.5	31.6		82.0%
60-Day Mortality (%)	4.7	14.6		~3x lower	6.1	31.6		~5x lower
1 Year Survival (%)	54.1	56.1	*	-3.7%	42.4	10.5	*	~4x higher
Median Overall Survival (months)	14.7	12.9	*	14.0	12.1	6.1	*	~2x higher

*	Includes patients who clinical investigators deemed non-responders to 7+3 who crossed over and received CPX-351.

One of the primary objectives of this randomized, controlled, Phase 2 clinical study was to identify a well-defined patient population exhibiting benefits from CPX-351 treatment that would be predictive of success in a

Phase 3 setting. While improvements in leukemia clearance and response were observed for CPX-351 in all AML subgroups, the benefits were largest in high risk patients and sAML patients, in particular, which constitute approximately 40% of the study population. In sAML patients, the leukemia clearance rate increased 41.3% relative to the 7+3 control arm (81.8% vs. 57.9%), the response rate increased by 82% (57.5% vs. 31.6%), the 60-day mortality was decreased approximately 5-fold (6.1% vs. 31.6%), the 1-year survival rate increased approximately 4-fold (42.4% vs. 10.5%) and the median overall survival time increased approximately 2-fold (12.1 months vs. 6.1 months). Overall survival (“OS”) results demonstrated improvements with CPX-351 with a statistically significant (p=0.02) 59% decrease in the risk of death (hazard ratio=0.41). It is important to note that patient demographics and risk factors were well balanced between the two study arms indicating that the improvements were not likely due to imbalances between the treatment arms favoring CPX-351.

An exploratory feature of this study design was that patients randomized to the control arm were allowed to cross over to receive CPX-351 if there was evidence of persistent AML after 7+3 treatment with little likelihood of achieving response. This design element provided important evidence that CPX-351 is active in patients who do not respond to the 7+3 regimen. Specifically, of the 10 non-responders to 7+3 who chose to cross over to CPX-351 treatment, four achieved complete response and all four were alive beyond one year. The efficacy of CPX-351 observed in these patients suggests that CPX-351 may be active in treating AML patients who fail front line treatment with the 7+3 regimen.

In terms of safety, a qualitatively similar profile of adverse events (“AEs”) were observed for both CPX-351 and the 7+3 regimen. The key difference in adverse events between CPX-351 and 7+3 was greater myelosuppression (decrease in bone marrow activity) with more prolonged median time to recovery from neutropenia (4 additional days) and thrombocytopenia (9 additional days) observed in the CPX-351 arm. This difference can be considered the flip side of the same effect that potent activity in the bone marrow had on leukemia clearance. Associated with this greater myelosuppression were increased adverse events such as febrile neutropenia and infection. In spite of these increased AEs, there was a decrease in the 60-day mortality rate associated with CPX-351 compared to 7+3 (4.7% vs. 14.6%), indicating that the AEs associated with CPX-351 treatment were well managed.

Randomized Phase 2 Study of CPX-351 in AML in First Relapse, Patients Age 18-65 – Study 205

Results from the Phase 1 study of CPX-351 also provided the rationale for a second randomized Phase 2 study (Study 205) for patients with first relapse AML, age 18-65. Eight patients age 65 or younger in the Phase 1 study had first relapse AML and all 8 achieved leukemia-free status leading to a complete response in 4 of the patients. Study 205 (supported through partnership with The Leukemia & Lymphoma Society® (“LLS”)) was structured similarly to the newly diagnosed AML clinical study. Patients were randomized 2:1 to receive either CPX-351 (81 patients) administered at the same dose and schedule as used in Study 204 or the control arm consisting of salvage treatment (44 patients). Patients were stratified by a methodology known as the European Prognostic Index (“EPI”) into three strata: favorable risk, intermediate risk, and unfavorable risk based on a scoring system that evaluated duration of first remission, cytogenetics, age, and presence or absence of prior stem cell transplant. The risk factors used to calculate the EPI were well balanced between the CPX-351 and salvage treatment arms. The distributions across risk groups were similar to historical data with approximately 12%, 20% and 68% in favorable, intermediate and unfavorable risk groups, respectively.

The primary endpoint of this study was survival at 1 year with secondary endpoints including response rate and 60-day mortality. Due to the lack of any established standard of care for first relapse AML, the choice of salvage treatment for the control arm was determined by the investigator. Historical data indicate that approximately 70% of patients with first relapse AML of this age will die of their leukemia within the first year, regardless of salvage treatment used.

Table: Major efficacy parameter outcomes for CPX-351 and Salvage treatment arms in the overall and unfavorable risk first relapse AML populations

	All Patients				All Patients	Unfavorable EPI		Unfavorable EPI
	CPX- 351 (n=81)		Salvage (n=44)		Relative Improvement Over Control	CPX- 351 (n=56)	Salvage (n=29)	Relative Improvement Over Control
Leukemia Clearance Rate (%)	78.7	*	51.2	*	53.7%	66.1	41.4	59.7%
Response (CR+CRi) Rate (%)	49.4		40.9		20.8%	39.3	27.6	42.4%
60-Day Mortality (%)	14.8		15.9		7.4%	16.1	24.1	49.7%
1 Year Survival (%)	37.0		29.5		25.4%	30.4	10.3	~3x higher
Median Overall Survival (months)	8.5		6.3		34.9%	6.6	4.2	57.1%

The results from the first relapse AML Phase 2 study shown in the table above closely mirrored those in newly diagnosed AML patients. CPX-351 exhibited higher rates of aplasia (leukemia clearance) and response rate as well as improvements in OS and 1-year survival rate. Similar to the newly diagnosed AML study, the degree of benefit provided by CPX-351 was greater in patients with poor prognosis (i.e. unfavorable risk by the EPI). For patients in the unfavorable risk category (68% of the overall population), CPX-351 outperformed the control arm of salvage treatment with a 59.7% relative increase in leukemia clearance (66.1% vs. 41.4%), a 42.4% relative increase in response rate (39.3% vs. 27.6% ), a decrease in 60-day mortality (16.1% vs. 24.1%), a 57.1% relative increase in median OS (6.6 months vs. 4.2 months) and an approximately 3-fold higher 1-year survival rate (30.4% vs. 10.3%). The overall survival curves for the unfavorable risk first relapse AML patients revealed a statistically significant (p=0.02) improvement for CPX-351 with a 45% decrease in the risk of death (hazard ratio=0.55).

The encouraging results obtained with CPX-351 in the first relapse AML study not only identify an additional AML population that is likely to benefit from CPX-351 treatment, but corroborate the efficacy and safety outcomes observed with CPX-351 in newly diagnosed AML patients.

Future Clinical Development of CPX-351: Summary and Conclusion

Celator has completed three clinical studies involving 214 CPX-351-treated and 85 control arm patients and the consistency of the findings from these studies has been notable. Cumulative data from all three completed clinical studies demonstrate response at every stage of AML from previously untreated to multiply relapsed patients with consistent evidence that patients with high risk or poor prognosis AML have the greatest relative benefit. Coherent efficacy data with substantial improvements in CR+CRi rate, EFS, and OS provide the rationale for undertaking a Phase 3 study with the intent of product registration and regulatory approval. The relationship between risk and clinical outcome provides insight into the observations that treatment with CPX-351 leads to a greater benefit in high risk AML patients. As indicated above, CPX-351 provided evidence of improved anti-leukemic activity in all AML patient populations. In low risk patients, standard treatments are also effective and an improvement is therefore more difficult to demonstrate. However, in higher risk patients, the efficacy of standard treatments falls markedly. The activity of CPX-351 decreases, but CPX-351 retains more therapeutic activity in these patients than current treatments resulting in a larger relative efficacy improvement as seen in the randomized, controlled, Phase 2 studies.

The rationale for selecting newly diagnosed sAML patients ages 60-75 as the population for a Phase 3 registration study is based on 1) the clear unmet need in this readily identifiable and accessible AML population, 2) the clinically meaningful benefit in all efficacy and 60-day mortality parameters observed in this population and 3) the ability to directly translate the results of the Phase 2 study into the design of the Phase 3 registration study. Consequently, the proposed Phase 3 study is believed to have acceptable clinical and regulatory risk because the patient population is tightly defined using internationally accepted definitions and the primary endpoint is overall survival using log rank testing as recommended by U.S. Food and Drug Administration (the “FDA”). If approved, Celator believes that CPX-351 will ultimately replace 7+3 on the basis of improved efficacy and safety.

Design of the Randomized Phase 3 Study in Patients with sAML – Study 301

The design of the Phase 3 study is based upon the newly diagnosed AML study with a small number of important modifications. Key elements that are direct extensions of the newly diagnosed AML study are the use of the 7+3 regimen (cytarabine and daunorubicin) as the control arm with doses of 100 mg/m2 cytarabine and 60 mg/m2 daunorubicin, the same dose of CPX-351 (100 U/m2 days 1, 3 and 5) and the same number of courses (up to 2 inductions and 2 consolidations). The randomization has been changed from 2:1 to 1:1 and crossovers have been eliminated, avoiding interference with interpretation of survival data. The primary endpoint is overall survival. Patients age 60-75 with newly diagnosed previously untreated sAML defined according to published World Health Organization (“WHO”) criteria are eligible. The study is designed to randomize and treat 240 patients, which provides greater than 90% power to detect a 40% decrease in the risk of death (hazard ratio=0.6) with statistical significance (p≤0.05).

The proposed Phase 3 study is designed to address issues that have caused previous drugs to fail in registration attempts for AML. The design utilizes 1:1 randomization and allocates patients to receive either CPX-351 or the 7+3 regimen, which is the standard of care control arm. The control arm and the dose of daunorubicin within the control arm (60 mg/m2) were discussed with and accepted by FDA, as was the use of overall survival with log rank statistical testing. Patient eligibility was also discussed and both FDA and EMA accepted the use of WHO criteria for confirmation of sAML (with certain exceptions). Finally, potential confounding factors have been anticipated by a patient stratification scheme that will balance age and AML subtype between the two study arms. These design features provide rigor for potential acceptance of study results by both FDA and EMA.

The clinical risks of not replicating the results observed in Phase 2 can never be eliminated but have been reduced. The proposed study is based upon randomized Phase 2 data that demonstrated coherent improvements in efficacy. Moreover, the experience gained from conducting the randomized Phase 2 study has taught Celator’s clinical group invaluable lessons in how to conduct, monitor, and collect data from a randomized study in this patient population. Finally, the Phase 3 study is designed to reach statistical significance even with a level of efficacy that is approximately one-half that observed in Phase 2. For all of these reasons, the Company believes that the clinical risks associated with conducting the Phase 3 study have been reduced.

Projected Timing and Milestones for the CPX-351 Phase 3 Clinical Study

Assuming that the current fundraising is successful and sufficient funds are available by mid-year to initiate the Phase 3 clinical study described above, the first patient in (“FPI”) is projected to occur in the fourth quarter of 2012 and the last patient in (“LPI”) is projected for the third quarter of 2014. The primary endpoint analysis of OS is estimated to occur in the third quarter of 2015. The protocol also has analyses of secondary endpoints built into the design. Some of these endpoints will be assessed after all patients have been randomized, treated and evaluated. Based on the above projections, pre-determined secondary endpoint analyses (such as response rate) are estimated to occur in the fourth quarter of 2014. In the CPX-351 Phase 2 studies, response rate was predictive of survival outcome, and consequently the Company expects that a positive response rate outcome would reflect favorably on the likelihood of a positive OS endpoint in the Phase 3 study. The ability to meet these projected timelines and milestones will depend on the ability of the Company to enlist clinical investigators and institutions to participate in the Phase 3 study, the ability of clinical investigators to identify and accrue patients to enter the study and other factors that are delineated in the description of risks associated with the development of CPX-351. See “Risk Factors.”

Path to CPX-351 Registration and Expanded Patient Use

The results of the two randomized, controlled Phase 2 studies demonstrate the potential clinical benefit of CPX-351 for AML patients. The consistency of the clinical data across both studies showed higher rates of aplasia (leukemia clearance), higher response rates, lower early mortality, and improvements in event free survival (“EFS”)

and OS. In the data in the higher risk/poorer prognosis patient populations, statistically significant OS improvements were obtained with CPX-351 versus the control arm in sAML patients (from the newly diagnosed AML study) and unfavorable risk patients (as determined by the EPI in the first relapse AML study). Based on these results, the “get-to-market” strategy is to conduct a Phase 3 study in patients with untreated sAML. The proposed development of CPX-351 was presented and discussed with both FDA and EMA. In parallel with the Phase 3 study, additional clinical pharmacology characterization and CMC (Chemistry, Manufacturing, Control) activities required for final New Drug Application (“NDA”) submission will be initiated such that their completion will be coordinated with the completion of the Phase 3 study.

Additional Opportunities for CPX-351

Celator’s primary focus in the near-term will be on the completion of the Phase 3 study to register CPX-351 for the treatment of patients with sAML. However, Celator’s clinical studies to date provide evidence that a clinically meaningful benefit may be achieved in other patient populations beyond sAML. Consequently, Celator will consider studying CPX-351 in other patient populations through investigator-initiated studies and/or oncology cooperative groups. Currently, two investigator-initiated studies are underway and supported by the Company:

•	reduced intensity conditioning for HSCT (hematopoietic stem cell transplantation) utilizing donor bone marrow; and

•	reduced intensity conditioning for HSCT utilizing cord blood.

Several proposed studies are also being considered:

•	AML patients with high-risk of early mortality (determined by the treating physician to be unsuitable or “unfit” for intensive chemotherapy);

•	relapsed or refractory leukemia in children and young adults; and

•	newly diagnosed AML in adults <60 years of age.

The development of CPX-351 in other AML patient populations will help establish the utility of the drug. The differentiation strategy being pursued is for CPX-351 to replace the standard of care, the 7+3 regimen, in AML. There has been interest among hematologists in extending the use of CPX-351 to other hematologic malignancies such as myelodysplastic syndrome and acute lymphoblastic leukemia based on data obtained in Celator’s clinical studies as well as in preclinical studies. The patent estate covering CPX-351 provides protection (2029 based on issued claims, potentially up to 2032 based on pending claims) to justify the additional clinical studies necessary to expand the use of CPX-351 to other patient populations.

Commercial Opportunity for CPX-351

While Celator can provide no assurance, Celator believes that the results from the randomized, controlled, Phase 3 clinical study planned for CPX-351 have the potential to provide proof of efficacy and safety for the use of CPX-351 in patients with sAML, and will be the basis for seeking regulatory approval. These data, along with data from the completed Phase 2 studies and the ongoing and proposed clinical studies (investigator-initiated or cooperative group studies) are critical to Celator’s strategy of establishing the benefit of CPX-351 in patients with AML and other hematologic malignancies. Positive data also serve as proof of principle for Celator’s CombiPlex technology platform.

In recent years, a number of products have attempted to gain regulatory approval as treatments for AML patients. Unfortunately, they have either failed in clinical studies or received negative outcomes from the Oncology Drugs Advisory Committee (“ODAC”) of the FDA or the FDA. Several products are currently in late-stage development, but none of the studies are being conducted in the patient population planned for the CPX-351 Phase 3 study. Celator selected sAML as the “get-to-market” strategy because the company believes this represents the fastest path to market for a Phase 3 study and a higher probability for success because a statistically significant survival advantage has already been demonstrated in a randomized, controlled, Phase 2 study. Parallel development is warranted based on the clinical data observed in other AML patient populations, as well as studying CPX-351’s potential benefit in other patient populations. To Celator’s knowledge, no other product has conducted its pivotal study based on randomized, controlled, Phase 2 data in AML.

Assuming the Phase 3 study starts in 2012, Celator estimates CPX-351 could be available to patients as early as 2016. Following the completion of the Phase 3 study, it is expected that pharmaceutical companies focused in oncology with interests in hematologic malignancies may be interested in gaining access to CPX-351 and the technology. This may result in licensing, merger or acquisition offers to Celator. One notable feature of this opportunity is that AML is an orphan disease with a narrow target audience that a focused, limited commercial organization could address. This has been demonstrated with other products approved as treatments for hematologic malignancies. Consequently, the Company will carefully weigh any such future commercialization offers against the time, costs and likelihood of success if the Company were to build a commercial infrastructure to support CPX-351 and future product candidates.

Competition

Celator operates in a highly competitive segment of the biopharmaceutical market. Celator faces competition from numerous sources including commercial pharmaceutical and biotechnology enterprises, academic institutions, government agencies, and private and public research institutions. Many of Celator’s competitors may have significantly greater financial, product development, manufacturing and marketing resources. Additionally, many universities and private and public research institutes are active in cancer research, and some may be in direct competition with Celator. Celator may also compete with these organizations to recruit scientists and clinical development personnel. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

The unmet medical need in cancer is such that anticancer drugs are, by far, the leading class of drugs in development. Of the more than approximately 1,500 drugs in development in the United States, at least approximately 500 were in the anticancer category. These include anti-angiogenesis compounds and a wide array of products against cancer targeting cell surface proteins, signal transduction, cell cycle control, apoptosis metabolic pathways, and DNA replication. While the introduction of newer targeted agents may result in extended overall survival, chemotherapy regimens are likely to remain a cornerstone of cancer treatment in the foreseeable future.

Furthermore, the unprecedented activity in the identification and pharmaceutical development of novel single agents provides an opportunity for Celator to access drugs that have undergone significant pre-clinical and clinical development, but are no longer being pursued because of insufficient activity to warrant development as a single agent, or require Celator’s CombiPlex technology to capture their full therapeutic potential.

Several large pharmaceutical companies are applying significant research and development resources to the identification of effective drug combination treatments for cancer therapy. To date, the focus of such investigations has been on evaluating combinations of novel targeted therapeutics, either with existing anticancer chemotherapeutics or with other targeted agents in vitro, and subsequently testing selected combinations using each agent as a separate pharmaceutical in their conventional dosing format for in vivo testing. It is possible that such approaches will identify certain combinations that work effectively using this format. However the ability to optimize efficacy by controlling drug ratios in vivo is not accounted for using this methodology.

The cancer indications for which the Company intends to develop its lead product, CPX-351, have a number of established therapies that may be considered competitive. Also, several major pharmaceutical companies and biotechnology companies are aggressively pursuing new cancer development programs for the treatment of AML, ALL, lymphomas and other hematological malignancies, including both therapies with traditional, as well as novel, mechanisms of action.

To Celator’s knowledge, there are no new products in late stage clinical development that would compete with CPX-351 for the intended Phase 3 study population. Consequently, the current competition in this indication remains the 7+3 regimen, a regimen that has been in place for more than 30 years. Whether CPX-351 is complementary or directly competitive with other new agents in development for the treatment of other AML populations (i.e., vosaroxin from Sunesis, sapacitabine from Cyclacel and elacytarabine from Clavis) will depend on the safety/efficacy and mechanism of action of the individual new agents.

CPX-1

The combination of irinotecan plus a fluorinated pyrimidine, typically 5-FU, is a standard chemotherapy combination for the treatment of metastatic colorectal cancer (“CRC”). In the FOLFIRI (folinic acid (leucovorin), 5-FU and irinotecan) regimen used today, irinotecan is administered bi-weekly as a 90 minute infusion of 180 mg/m2 on day 1 and 5-FU is administered starting with a bolus loading dose of 400 mg/m2 followed by a continuous infusion of 2.4-3 gm/m2 over 96 hours starting on day 1. Consequently, irinotecan:fluoropyrimidine ratios are continuously changing during the course of therapy, with the possibility of tumor cells being exposed to antagonistic drug ratios should this combination exhibit drug ratio-dependent synergy. It should be noted that floxuridine rather than 5-FU was selected for evaluation of drug ratio dependent synergy because floxuridine displayed enhanced retention in liposomes as well as the fact that previous studies have demonstrated the clinical equivalency of floxuridine with 5-FU in comparative clinical studies.

Scientific Rationale of CPX-1

The combination of irinotecan and floxuridine was screened for drug ratio dependent synergy in vitro in a panel of tumor cell lines. The 1:1 molar ratio of irinotecan:floxuridine was frequently synergistic and avoided antagonism whereas other ratios exhibited a loss of synergy and in some cases the appearance of strong antagonism (e.g., 1:10 ratio). Consequently, engineering nano-scale liposomes to maintain the 1:1 molar ratio of these two drugs after intravenous injection was performed in order to increase efficacy by capturing the full synergy potential and avoiding antagonistic ratios.

A liposome formulation (CPX-1) was developed that co-encapsulated irinotecan and floxuridine and maintained the synergistic 1:1 molar ratio in the blood for approximately 24 hours after intravenous injection, selectively delivering the drugs to solid tumors. When tested in a range of preclinical solid tumor models, CPX-1 consistently provided dramatic improvements in therapeutic efficacy over the unencapsulated free-drug cocktail of irinotecan:floxuridine. For example, in a preclinical pancreatic tumor model, CPX-1 produced 100% tumor regression and long-term cures, whereas the free-drug cocktail provided only modest inhibition of tumor growth.

Phase 1 Clinical Study of CPX-1

Based on the promising preclinical results described above, CPX-1 was advanced into a Phase 1 dose escalation clinical study in patients with advanced solid tumors. The primary goal for this study was to establish the safety profile for CPX-1, recommend a safe dose for further study in a Phase 2 setting, determine the dose dependent PK of CPX-1 and gather evidence of antitumor activity.

The MTD of CPX-1 was identified as 210 U/m2 (1 Unit = 1.0 mg irinotecan + 0.36 mg floxuridine) and once established, seven patients with CRC were enrolled at this dose (extension cohort) to obtain additional safety and efficacy data. Severe AEs that were dose related included grade 3 or 4 diarrhea (24.2%) and neutropenia (12.1%). The target 1:1 molar ratio of irinotecan to floxuridine was maintained in the blood of all patients for 8-12 hours and in many cases up to 24 hours.

Complete response (“CR”), partial response (“PR”), stable disease (“SD”), and progressive disease (“PD”) were evaluable in 30 of 33 patients. Three patients achieved a PR, 21 patients achieved SD and six patients had PD. Disease control (CR, PR or SD) was observed in 11 of 15 (73.3%) patients with CRC. Among the 18 subjects with other tumor types, one PR in non-small cell lung cancer (“NSCLC”) and 11 SD were observed. Progression-free survival lasting >6 months was observed in six patients with colorectal cancer and one patient each with pancreatic, ovarian and NSCLC. Colorectal cancer patients exhibited a favorable median progression free survival (“PFS”) of 5.4 months. PFS is the length of time during and after medication, or treatment, during which the disease being treated (usually cancer) does not get worse.

Phase 2 Clinical Study of CPX-1

In view of the high level of disease control observed in the Phase 1 clinical study as well as the encouraging results obtained in colorectal patients regardless of prior irinotecan exposure, CPX-1 was evaluated in CRC patients in a Phase 2 setting. A dose of 210 Units /m2 was administered bi-weekly to patients that were either irinotecan naïve (Arm A, 26 patients) or irinotecan refractory (Arm B, 33 patients). The median PFS, response rate and overall disease control rate for CPX-1 were greater than documented for FOLFIRI in irinotecan-naïve CRC patients. Similar results were obtained in the irinotecan refractory arm. Although no confirmed PRs were achieved in this patient population, the proportion of patients benefiting from CPX-1 treatment and the PFS were similar to the documented benefit of Vectibix® (panitumomab), an approved drug for the treatment of irinotecan refractory patients.

Future Clinical Development of CPX-1

Celator has identified clinical development paths and a strategy that provides multiple avenues for potential clinical success and eventual registration of CPX-1. This strategy is based on the assumption that CPX-1, either by itself or in combination with other agents, will need to provide a meaningful and statistically significant improvement in a time-to-event endpoint (i.e., progression free survival) over current standard of care in order to be approved by the FDA. The clinical results obtained to date with CPX-1 suggest that it is more efficacious than conventional FOLFIRI in treating metastatic CRC, both in terms of response/disease control rate as well as duration of disease control. Consequently, if clinical studies confirm a benefit for CPX-1 over FOLFIRI, CPX-1 could substitute for FOLFIRI, initially in second line treatment of FOLFOX failures.

The approvals of Avastin® and Epidermal Growth Factor Receptor (“EGFR”) inhibitors (i.e. Erbitux® and Vectibix®) for treatment of metastatic CRC have transformed the standard of care for the management of CRC patients, particularly in North America. The majority of these patients in North America now receive chemotherapy (e.g. FOLFIRI) in combination with a biological agent. In this context, it should be noted that preclinical studies suggest that CPX-1 combines favorably with both Avastin and EGFR inhibitors. Even as the utilization of biological agents evolves, FOLFIRI will continue to be a treatment regimen with which biologicals will be combined and consequently a potentially important role for CPX-1 in the treatment of CRC is expected if randomized clinical studies are able to confirm that the efficacy (most likely based on PFS) of CPX-1 is superior to FOLFIRI.

In addition to the opportunities for combining CPX-1 with approved biological agents, the demonstration that EGFR inhibitors are ineffective against CRC exhibiting K-Ras mutations has opened an additional window of opportunity for CPX-1 since clinical studies have shown that the response to FOLFIRI is not diminished in CRC patients exhibiting K-Ras mutations. Given the results from the Phase 1 and Phase 2 studies, Celator believes that CPX-1 could provide a significant benefit over FOLFIRI in CRC patients.

Taken together, Celator believes the scientific evidence in clinical and preclinical studies supports the investigation of CPX-1 in multiple CRC settings. In addition, Celator believes other indications in which FOLFIRI has demonstrated favorable response rates (e.g., gastric cancer), as well as those in which CPX-1 exhibited activity in the Phase 1 study represent additional opportunities for clinical development.

Preclinical-Stage Pipeline

In addition to Celator’s two clinical-stage products, CPX-351 and CPX-1, research undertaken by the Company has identified two preclinical-stage products that have exhibited promising anticancer activity in animal models. These are CPX-571, a liposomal formulation containing the combination of irinotecan plus cisplatin, and HDPN, which is a hydrophobic docetaxel prodrug nanoparticle, also known as CPX-8, in this case a single drug formulation that utilizes Celator’s proprietary prodrug nanoparticle technology.

CPX-571

Small cell lung cancer (“SCLC”) is characterized by rapid disease progression, low cure rates and a high incidence of mortality. There are an estimated 32,000 new cases per year in the United States, which represents 15% of all lung cancers. SCLC is initially responsive to both chemotherapy and radiotherapy; however, the vast majority of patients relapse. Although the current standard of care represents the most effective drug therapy for patients with SCLC, novel treatments are warranted to improve the survival rates, particularly for recurrent disease.

Irinotecan and cisplatin are two established anticancer drugs which together constitute an active combination for treating SCLC. Celator investigated whether the efficacy of this combination could be improved by controlling drug ratios following in vivo administration. Irinotecan and cisplatin combinations were evaluated systematically for drug ratio-dependent synergy in vitro using a panel of 20 tumor cell lines. In vitro screening informatics on drug ratio-dependent cytotoxicity identified a consistently antagonistic region between irinotecan:cisplatin molar ratios of 1:2 and 4:1, which was bordered by two synergistic regions. Liposomal co-formulations of these two agents were developed that maintained a fixed drug ratio for greater than 24 hours. Drug ratio-dependent antitumor activity was demonstrated in vivo for these liposome formulations and improved antitumor activity was observed for the liposome-encapsulated 7:1 molar ratio of irinotecan:cisplatin (designated CPX-571) compared to the free-drug cocktail in all models tested, including an irinotecan-resistant model. CPX-571, a fixed-ratio formulation of irinotecan and cisplatin, is a potential candidate for further development.

HDPN

The taxanes (e.g. Taxol® (paclitaxel) and Taxotere® (docetaxel)) comprise a class of water-insoluble (hydrophobic) anticancer drugs that are used extensively to treat a range of cancer types, including breast, ovarian and non-small cell lung. Whereas liposomes are well suited as nano-scale delivery systems for water soluble drugs such as those contained in CPX-351, CPX-1 and CPX-571, they typically are unable to retain hydrophobic agents such as the taxanes after administration in the body. Celator has developed nanoparticle formulations of both paclitaxel and docetaxel based on Celator’s proprietary hydrophobic prodrug technology platform (see below for full description) that are significantly more efficacious than the conventional commercially used formulations in preclinical tumor models.

Celator developed a library of taxane prodrugs that have demonstrated a wide range of plasma elimination rates and tested them for efficacy compared to their conventional drug counterparts in preclinical solid tumor models. Although conventional paclitaxel in the form of Taxol and docetaxel in the form of Taxotere were able to induce regression of established HT-29 solid tumors, only paclitaxel and docetaxel formulated as prodrug nanoparticles were able to achieve a significant proportion of complete tumor regression and prolonged delay of tumor re-growth. Interestingly, when HDPN was tested for efficacy, not only was the degree of therapeutic activity greater than Taxotere when the two agents were compared at their respective MTDs, but HDPN also exhibited increased antitumor potency compared to Taxotere when administered at equivalent drug doses. Consequently, HDPN has been identified as Celator’s lead nanoparticle-based formulation for development consideration and the National Cancer Institute’s Nanotechnology Characterization Laboratory has selected this product for extensive in vitro and in vivo evaluation with an interest in seeing it advance towards clinical studies.

Pharmaceutical Development Overview

Celator’s drug product candidates are considered nano-scale particulates. This means that the active agents are incorporated into a delivery vehicle forming particles in the 10-200nm size range that are suitable for intravenous administration. The complex features of these drug products require additional considerations for both manufacturing and testing beyond those needed for traditional small molecules in solution.

For the liposomal drug candidates, modified mixing and extrusion systems are needed to prepare the liposome carrier at the desired particle size. The active pharmaceutical ingredients (“APIs”) are usually incorporated into these preformed liposomes. For nanoparticle drug candidates, special high speed mixing is used where the delivery system and active agents are combined and formed in a single step. Once the equipment is designed and in place, the manufacturing processes are optimized and batches of product from 1L to more than 200L can be consistently reproduced. The composition of the drug products is complex and includes the APIs, delivery vehicle components, polymers and buffers depending on the particular drug product. Analysis requires the development of novel analytical methods to determine the identity, assay, purity, relevant physicochemical attributes and USP<1> expectations for an injectable drug. Celator has the expertise to develop manufacturing and analytical procedures for a variety of nano-scale drug products.

For example, the process to manufacture CPX-351 (cytarabine:daunorubicin) liposome injection has undergone process improvement measures and feasibility testing such that a scalable, reproducible, cost-effective manufacturing process is in place. The batch scale is suitable for further clinical development, as well as commercial supply. Testing methods have been developed and validated per FDA and the International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use ICH guidelines.

Celator does not currently own or operate manufacturing facilities for the production or testing of CPX-351 or other product candidates that it develops, nor does it have plans to develop its own manufacturing operations in the foreseeable future. Celator presently depends on third-party contract manufacturers for all of its required raw materials, APIs and finished products for its preclinical and clinical studies.

Celator has executed a manufacturing and supply agreement for clinical and commercial supply of CPX-351 with an established manufacturing firm with special facilities to manufacture and test cytotoxic agents. A quality agreement and product master plan have also been finalized. This contract manufacturer will be the sole source for CPX-351 drug product for the clinical studies and at the time of commercialization. APIs are purchased from commercial vendors who, preferably, hold active drug master files (“DMFs”) in the US, Canada and Europe. Membrane components for the liposome products are commercially available from suppliers with either DMFs (in the US) or Certificate of Suitability (in the EU).

Intellectual Property

The Company’s goal is to obtain, maintain and enforce patent protection for its product candidates, formulations, processes, methods and any other proprietary technologies, preserve its trade secrets, and operate without infringing on the proprietary rights of other parties, both in the United States and in other countries. The Company’s policy is to actively seek to obtain, where appropriate, the broadest intellectual property protection possible for its current product candidates and any future product candidates, proprietary information and proprietary technology through a combination of contractual arrangements and patents, both in the United States and abroad. However, patent protection may not afford the Company with complete protection against competitors who seek to circumvent the Company’s patents.

The Company also depends upon the skills, knowledge, experience and know-how of its management and research and development personnel, as well as that of its advisors, consultants and other contractors. To help protect its proprietary know-how, which is not patentable, and for inventions for which patents may be difficult to enforce, the Company currently relies and will in the future rely on trade secret protection and confidentiality agreements to protect its interests. To this end, the Company requires all of its employees, consultants, advisors and other contractors to enter into confidentiality agreements that prohibit the disclosure of confidential information and, where applicable, require disclosure and assignment to it of the ideas, developments, discoveries and inventions important to its business.

Celator has entered into various arrangements with corporate, academic and government collaborators, licensors, licensees and others.

Patents and Patent Applications

Celator’s multilayered approach to obtaining broad patent protection of its products started with the global CombiPlex patent followed by specific drug class combination applications as well as more focused “toolbox” patent applications which cover various drug loading and delivery methods and compositions.

Taking this approach, Celator has established a series of patents/patent applications that include 81 issued patents and 46 pending patents covering multiple drug candidates and the technology platform. Specific patents which cover CPX-351 are as shown below:

CPX-351 Patent Coverage

Extensive Patent Protection

	US	EU	Japan
CombiPlex	2027	2022	2022
Composition & Methods	2027	2025	2025
Clinical Use	2029	Pending (exp. 2028)	Pending (exp. 2028)
Copper Loading	2024	2022	2022
Low Cholesterol PG Liposomes	Pending (exp. 2022)	2022	2022
Lyophilized Liposomes	Pending (exp. 2032)	To Be Filed (exp. 2032)	To Be Filed (exp. 2032)

Trademarks

Celator and/or any of its subsidiaries own 12 registered trademarks and pending trademarks.

The Company’s success for preserving market exclusivity for its product candidates relies on its ability to obtain and maintain effective patent coverage, regulatory period data exclusivity and/or orphan drug status if applicable. In addition, the Company also seeks to protect additional intellectual property rights such as trade secrets and know-how, including commercial manufacturing processes and proprietary business practices.

GOVERNMENT REGULATION AND PRODUCT APPROVAL

Government authorities in the United States, at the federal, state and local level, and other countries extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of products such as those the Company is developing. The pharmaceutical drug product candidates that the Company develops must be approved by the FDA before they may be legally marketed in the United States.

United States Pharmaceutical Product Development Process

In the United States, the FDA regulates pharmaceutical products under the Federal Food, Drug and Cosmetic Act, and implementing regulations. Pharmaceutical products are also subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable United States requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. FDA sanctions could include refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, product recalls, product seizures, total or partial suspension of production or distribution injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on the Company. The process required by the FDA before a non-biological pharmaceutical product may be marketed in the United States generally involves the following:

•	Completion of preclinical laboratory tests, animal studies and formulation studies according to Good Laboratory Practices or other applicable regulations;

•	Submission to the FDA of an Investigational New Drug (“IND”), which must become effective before human clinical studies may begin;

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Performance of adequate and well-controlled human clinical studies according to the FDA’s current good clinical practices (“GCP”), to establish the safety and efficacy of the proposed pharmaceutical product for its intended use;

•	Submission to the FDA of an NDA for a new pharmaceutical product;

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Satisfactory completion of an FDA inspection of the manufacturing facility or facilities where the pharmaceutical product is produced to assess compliance with the FDA’s current good manufacturing practice standards (“cGMP”), to assure that the facilities, methods and controls are adequate to preserve the pharmaceutical product’s identity, strength, quality and purity;

•	Potential FDA audit of the preclinical and clinical study sites that generated the data in support of the NDA; and

•	FDA review and approval of the NDA.

The lengthy process of seeking required approvals and the continuing need for compliance with applicable statutes and regulations require the expenditure of substantial resources and approvals are inherently uncertain.

Before testing any compounds with potential therapeutic value in humans, the pharmaceutical product candidate enters the preclinical testing stage. Preclinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies to assess the potential safety and activity of the pharmaceutical product candidate. These early proof-of-principle studies are done using sound scientific procedures and thorough documentation. The conduct of the single and repeat dose toxicology and toxicokinetic studies in animals must comply with federal regulations and requirements including good laboratory practices. The sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA has concerns and notifies the sponsor. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical study can begin. If resolution cannot be reached within the 30-day review period, either the FDA places the IND on clinical hold or the sponsor withdraws the application. The FDA may also impose clinical holds on a pharmaceutical product candidate at any time before or during clinical studies due to safety concerns or non-compliance. Accordingly, the Company cannot be sure that submission of an IND will result in the FDA allowing clinical studies to begin, or that, once begun, issues will not arise that suspend or terminate such clinical study.

Clinical studies involve the administration of the pharmaceutical product candidate to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the clinical study sponsor’s control. Clinical studies are conducted under protocols detailing, among other things, the objectives of the clinical study, dosing procedures, subject selection and exclusion criteria, how the results will be analyzed and presented and the parameters to be used to monitor subject safety. Each protocol must be submitted to the FDA as part of the IND. Clinical studies must be conducted in accordance with the GCP. Further, each clinical study must be reviewed and approved by an independent institutional review board (“IRB”) at, or servicing, each institution at which the clinical study will be conducted. An IRB is charged with protecting the welfare and rights of study participants and considers such items as whether the risks to individuals participating in the clinical studies are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical study subject or his or her legal representative and must monitor the clinical study until completed.

Human clinical studies are typically conducted in three sequential phases that may overlap or be combined:

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Phase 1. The pharmaceutical product is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion. In the case of some products for severe or life-threatening diseases such as cancer, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients. The Company’s pharmaceutical products fall into this latter category because its products are intended to treat cancer and contain cytotoxic agents. Hence, the Company’s Phase 1 studies are conducted in late-stage cancer patients whose disease has progressed after treatment with other agents.

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Phase 2. The pharmaceutical product is evaluated in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases, to determine dosage tolerance, optimal dosage and dosing schedule and to identify patient populations with specific characteristics (for example, cytogenetic mutations) where the pharmaceutical product may be more effective.

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Phase 3. Clinical studies are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical study sites. These clinical studies are intended to establish the overall risk/benefit ratio of the product and provide an adequate basis for product labeling. The studies must be well controlled and usually include a control arm for comparison. One or two Phase 3 studies are required by the FDA for an NDA approval, depending on the disease severity and other available treatment options.

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Post-approval studies, or Phase 4 clinical studies, may be conducted after initial marketing approval. These studies are used to gain additional experience from the treatment of patients in the intended therapeutic indication.

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Progress reports detailing the results of the clinical studies must be submitted at least annually to the FDA and written IND safety reports must be submitted to the FDA and the investigators for serious and unexpected adverse events or any finding from tests in laboratory animals that suggests a significant risk for human subjects. Phase 1, Phase 2 and Phase 3 clinical studies may not be completed successfully within any specified period, if at all. The FDA or the sponsor or its data safety monitoring board may suspend a clinical study at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical study at its institution if the clinical study is not being conducted in accordance with the IRB’s requirements or if the pharmaceutical product has been associated with unexpected serious harm to patients.

Concurrent with clinical studies, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the pharmaceutical product as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the pharmaceutical product candidate and, among other things, must develop methods for testing the identity, strength, quality and purity of the final pharmaceutical product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the pharmaceutical product candidate does not undergo unacceptable deterioration over its shelf life.

United States Review and Approval Processes

The results of product development, preclinical studies and clinical studies, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the pharmaceutical product, proposed labeling and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the product. The submission of an NDA is subject to the payment of substantial user fees; a waiver of such fees may be obtained under certain limited circumstances.

In addition, under the Pediatric Research Equity Act (“PREA”), an NDA or supplement to an NDA must contain data to assess the safety and effectiveness of the pharmaceutical product for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers. Unless otherwise required by regulation, PREA does not apply to any pharmaceutical product for an indication for which orphan designation has been granted.

The FDA reviews all NDAs submitted before it accepts them for filing and may request additional information rather than accepting an NDA for filing. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under the goals and policies agreed to by the FDA under the Prescription Drug User Fee Act (“PDUFA”), the FDA has 10 months in which to complete its initial review of a standard NDA and respond to the applicant, and six months for a priority NDA. The FDA does not always meet its PDUFA goal dates for standard and priority NDAs. The review process and the PDUFA goal date may be extended by three months if the FDA requests or if the NDA sponsor otherwise provides additional information or clarification regarding information already provided in the submission within the last three months before the PDUFA goal date.

After the NDA submission is accepted for filing, the FDA reviews the NDA application to determine, among other things, whether the proposed product is safe and effective for its intended use, and whether the product is being manufactured in accordance with cGMP to assure and preserve the product’s identity, strength, quality and purity. The FDA may refer applications for novel pharmaceutical products or pharmaceutical products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions. During the pharmaceutical product approval process, the FDA also will determine whether a risk evaluation and mitigation strategy (“REMS”) is necessary to assure the safe use of the pharmaceutical product. If the FDA concludes that a REMS is needed, the sponsor of the NDA must submit a proposed REMS; the FDA will not approve the NDA without a REMS, if required.

Before approving an NDA, the FDA will inspect the facilities at which the product is manufactured. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical sites as well as the site where the pharmaceutical product is manufactured to assure compliance with GCP and cGMP. If the FDA determines the application, manufacturing process or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and often will request additional testing or information. In addition, the FDA will require the review and approval of product labeling.

The NDA review and approval process is lengthy and difficult and the FDA may refuse to approve an NDA if the applicable regulatory criteria are not satisfied or may require additional clinical data or other data and information. Even if such data and information is submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data obtained from clinical studies are not always conclusive and the FDA may interpret data differently than the Company interprets the same data. The FDA will issue a complete response letter if the agency decides not to approve the NDA. The complete response letter usually describes all of the specific deficiencies in the NDA identified by the FDA. The deficiencies identified may be minor, for example, requiring labeling changes, or major, for example, requiring additional clinical studies. Additionally, the complete response letter may include recommended actions that the applicant might take to place the application in a condition for approval. If a complete response letter is issued, the applicant may either resubmit the NDA, addressing all of the deficiencies identified in the letter, or withdraw the application.

If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling. In addition, the FDA may require Phase 4 testing which involves clinical studies designed to further assess pharmaceutical product safety and effectiveness and may require testing and surveillance programs to monitor the safety of approved products that have been commercialized.

Expedited Development and Review Programs

The FDA has a Fast Track program that is intended to expedite or facilitate the process for reviewing new pharmaceutical products that meet certain criteria. Specifically, new pharmaceutical products are eligible for Fast Track designation if they are intended to treat a serious or life-threatening condition and demonstrate the potential to address unmet medical needs for the condition. Fast Track designation applies to the combination of the product and the specific indication for which it is being studied. Unique to a Fast Track product, the FDA may consider for review sections of the NDA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA, if the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable and if the sponsor pays any required user fees upon submission of the first section of the NDA.

Any product submitted to the FDA for market, including a Fast Track program, may also be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. Any product is eligible for priority review if it has the potential to provide safe and effective therapy where no satisfactory alternative therapy exists or a significant improvement in the treatment, diagnosis or prevention of a disease compared to marketed products. The FDA will attempt to direct additional resources to the evaluation of an application for a new pharmaceutical product designated for priority review in an effort to facilitate the review. Additionally, a product may be eligible for accelerated approval. Pharmaceutical products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval, which means that the products may be approved on the basis of adequate and well-controlled clinical studies establishing that the product has an effect on a surrogate endpoint that is reasonably likely to predict a clinical benefit, or on the basis of an effect on a clinical endpoint other than survival or irreversible morbidity. As a condition of approval, the FDA may require that a sponsor of a pharmaceutical product receiving accelerated approval perform adequate and well-controlled post-marketing clinical studies. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product. Fast Track designation, priority review and accelerated approval do not change the standards for approval but may expedite the development or approval process.

Post-Approval Requirements

Any pharmaceutical products for which the Company receives FDA approvals are subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information, product sampling and distribution requirements, complying with certain electronic records and signature requirements and complying with FDA promotion and advertising requirements, which include, among others, standards for direct-to-consumer advertising, prohibitions on promoting pharmaceutical products for uses or in patient populations that are not described in the pharmaceutical product’s approved labeling (known as “off-label use”), industry-sponsored scientific and educational activities and promotional activities involving the internet. Failure to comply with FDA requirements can have negative consequences, including adverse publicity, enforcement letters from the FDA, actions by the United States Department of Justice and/or United States Department of Health and Human Services’ Office of Inspector General, mandated corrective advertising or communications with doctors, and civil or criminal penalties. Although physicians may prescribe legally available pharmaceutical products for off-label uses, manufacturers may not directly or indirectly market or promote such off-label uses.

The Company relies, and expects to continue to rely, on third parties for the production of clinical and commercial quantities of the Company’s products. Manufacturers of the Company’s products are required to comply with applicable FDA manufacturing requirements contained in the FDA’s cGMP regulations. cGMP regulations require, among other things, quality control and quality assurance, as well as the corresponding maintenance of records and documentation. Pharmaceutical product manufacturers and other entities involved in the manufacture and distribution of approved pharmaceutical products are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance. Discovery of problems with a product after approval may result in restrictions on a product, manufacturer or holder of an approved NDA, including withdrawal of the product from the market. In addition, changes to the manufacturing process generally require prior FDA approval before being implemented and other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval.

The FDA also may require post-marketing testing, known as Phase 4 testing, risk minimization action plans and surveillance to monitor the effects of an approved product or place conditions on an approval that could restrict the distribution or use of the product.

Other Healthcare Laws and Compliance Requirements

In the United States, the Company’s activities are potentially subject to regulation by various federal, state and local authorities in addition to the FDA, including the Centers for Medicare and Medicaid Services, other divisions of the United States Department of Health and Human Services (e.g., the Office of the Inspector General), the United States Department of Justice and individual United States Attorney offices within the Department of Justice and state and local governments. For example, sales, marketing and scientific/educational grant programs must comply with the anti-fraud and abuse provisions of the Social Security Act, the False Claims Act, the privacy provisions of the Health Insurance Portability and Accountability Act (“HIPAA”), and similar state laws, each as amended. Pricing and rebate programs must comply with the federal Anti-kickback Statute, Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990 and the Veterans Health Care Act of 1992, each as amended. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Under the Veterans Health Care Act (“VHCA”), pharmaceutical product companies are required to offer certain pharmaceutical products at a reduced price to a number of federal agencies, including the United States Department of Veterans Affairs and the United States Department of Defense, the Public Health Service and certain private Public Health Service designated entities in order to participate in other federal funding programs including Medicare and Medicaid. Recent legislative changes purport to require that discounted prices be offered for certain United States Department of Defense purchases for its TRICARE program via a rebate system. Participation under the VHCA requires submission of pricing data and calculation of discounts and rebates pursuant to complex statutory formulas, as well as the entry into government procurement contracts governed by the Federal Acquisition Regulations.

In order to distribute products commercially, the Company must comply with state laws that require the registration of manufacturers and wholesale distributors of pharmaceutical products in a state, including, in certain states, manufacturers and distributors who ship products into the state even if such manufacturers or distributors have no place of business within the state. Some states also impose requirements on manufacturers and distributors to establish the pedigree of product in the chain of distribution, including some states that require manufacturers and others to adopt new technology capable of tracking and tracing product as it moves through the distribution chain. Several states have enacted legislation requiring pharmaceutical companies to establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, clinical studies and other activities, and/or register their sales representatives, as well as to prohibit pharmacies and other healthcare entities from providing certain physician prescribing data to pharmaceutical companies for use in sales and marketing, and to prohibit certain other sales and marketing practices. All of the Company’s activities are potentially subject to federal and state consumer protection and unfair competition laws.

The Healthcare Reform Act (“HRA”) included new provisions requiring most pharmaceutical manufacturers to publicly report most payments or other transfers of value to physicians starting on March 31, 2013. These relationships may come under increased scrutiny as a result of these new provisions and publication of payments. The HRA also includes civil penalties if a manufacturer fails to comply with the reporting requirements.

Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of the FDA approval of the use of the Company’s pharmaceutical product candidates, some of the Company’s products to be licensed under United States patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA plus the time between the submission date of an NDA and the approval of that application. Only one patent applicable to an approved pharmaceutical product is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The United States Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, the Company may intend to apply for restoration of patent term for one of its currently owned or licensed patents to add patent life beyond its current expiration date, depending upon the expected length of the clinical studies and other factors involved in the filing of the relevant NDA.

Market exclusivity provisions under the U.S. Food, Drug, and Cosmetic Act can also delay the submission or the approval of certain applications of other companies seeking to reference another company’s NDA. Currently seven years of reference product exclusivity are available to pharmaceutical products designated as Orphan Drugs, during which the FDA may not approve generic products relying upon the reference product’s data. Pediatric exclusivity is another type of regulatory market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric clinical studies in accordance with an FDA-issued “Written Request” for such a clinical study.

Pharmaceutical Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any pharmaceutical product candidates for which the Company obtains regulatory approval. In the United States and markets in other countries, sales of any products for which the Company receives regulatory approval for commercial sale will depend in part upon the availability of reimbursement from third-party payors. Third-party payors include government payors such as Medicare and Medicaid, managed care providers, private health insurers and other organizations. The process for determining whether a payor will provide coverage for a pharmaceutical product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the pharmaceutical product. Third-party payors may limit coverage to specific pharmaceutical products on an approved list, or formulary, which might not include all of the FDA-approved pharmaceutical products for a particular indication. Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. The Company may need to conduct expensive pharmaco-economic studies in order to demonstrate the medical necessity and cost-effectiveness of its products, in addition to the costs required to obtain the FDA approvals. The Company’s pharmaceutical product candidates may not be considered medically necessary or cost-effective. A payor’s decision to provide coverage for a pharmaceutical product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable the Company to maintain price levels sufficient to realize an appropriate return on the Company’s investment in product development. In addition, in the United States there is a growing emphasis on comparative effectiveness research, both by private payors and by government agencies. To the extent other drugs or therapies are found to be more effective than the Company’s products, payors may elect to cover such therapies in lieu of the Company’s products and/or reimburse the Company’s products at a lower rate.

In 2003, the United States government enacted legislation providing a partial prescription drug benefit for Medicare recipients, which became effective at the beginning of 2006. Government payment for some of the costs of prescription drugs may increase demand for any products for which the Company receives marketing approval. However, to obtain payments under this program, the Company would be required to sell products to Medicare recipients through prescription drug plans operating pursuant to this legislation. As part of their participation in the Medicare prescription drug program, these plans negotiate discounted prices for prescription drugs and will likely do so for the Company’s products. Federal, state and local governments in the United States continue to consider legislation to limit the growth of healthcare costs, including the cost of prescription drugs. Future legislation and regulations could limit payments for pharmaceuticals such as the drug candidates that the Company is developing.

Different pricing and reimbursement schemes exist in other countries. In the European Community, governments influence the price of pharmaceutical products through their pricing and reimbursement rules and control of national healthcare systems that fund a large part of the cost of those products to consumers. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed upon. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical studies that compare the cost-effectiveness of a particular pharmaceutical product candidate to currently available therapies. Other member states allow companies to fix their own prices for medicines, but monitor and control company profits. The downward pressure on healthcare costs in general, particularly prescription drugs, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert a commercial pressure on pricing within a country.

The marketability of any pharmaceutical product candidates for which the Company receives regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. In addition, emphasis on managed care in the United States has increased and the Company expects this will continue to increase the pressure on pharmaceutical pricing. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which Celator receives regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

International Regulation

In addition to regulations in the United States, there are a variety of foreign regulations governing clinical studies and commercial sales and distribution of the Company’s future product candidates. Whether or not FDA approval is obtained for a product, approval of a product must be obtained by the comparable regulatory authorities of foreign countries before clinical studies or marketing of the product can commence in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical studies, product licensing, pricing and reimbursement vary greatly from country to country. In addition, certain regulatory authorities in select countries may require the Company to repeat previously conducted pre-clinical and/or clinical studies under specific criteria for approval in their respective country which may delay and/or greatly increase the cost of approval in certain markets targeted for approval by Celator.

Under European Union regulatory systems, marketing applications for pharmaceutical products to treat cancer must be submitted under a centralized procedure to the European Medicines Agency (“EMA”). The centralized procedure provides for the grant of a single marketing authorization that is valid for all European Union member states. The EMA also has designations for Orphan Drugs which, if applicable, can provide for faster review, lower fees and more access to advice during drug development. While the marketing authorization in the European Union is centralized, the system for clinical studies (application, review and requirements) are handled by each individual country. Approval to run a clinical study in one country does not guarantee approval in any other country.

The pharmaceutical industry in Canada is regulated by Health Canada. A New Drug Submissions (“NDS”) is the equivalent of a United States NDA and must be filed to obtain approval to market a pharmaceutical product in Canada. Marketing regulations and reimbursement are subject to national and provincial laws.

In Japan, applications for approval to manufacture and market new drugs must be approved by the Ministry of Health, Labor and Welfare. Nonclinical and clinical studies must meet the requirements of Japanese laws. Results from clinical studies conducted outside of Japan must be supplemented with at least a bridging clinical study conducted in Japan. Non-Japanese companies must appoint a Market Authorization Holder or create a Japanese subsidiary and have it certified as a Market Authorization Holder that applies for approval of the drug. Further marketing regulations including manufacturing licenses and reimbursement are subject to other national laws.

In addition to regulations in Europe, Canada, Japan and the United States, there are a variety of foreign regulations governing clinical studies, commercial distribution and reimbursement of future product candidates which the Company may be subject to as it pursues regulatory approval and commercialization of CPX-351 or any future product candidates internationally.

Corporate Information

The Company’s principal executive offices are located at 303B College Road East, Princeton, NJ 08540. Celator’s telephone number is (609) 243-0123. Celator is headquartered in Princeton, NJ, and its principal operations are located in Princeton, NJ and Vancouver, British Columbia, Canada.

The Company uses the name “Celator” and its logo as its trademarks. This registration statement may contain the trademarks and trade names of other entities and those trademarks and trade names are the property of their respective owners.

Employees and Locations

As of September 30, 2012, Celator has 16 full-time employees, of whom seven hold Ph.D.’s or M.D.’s in their respective areas of expertise.

Recent Developments

In June 2012, the Company entered into an agreement with LLS pursuant to which LLS has agreed to provide up to $5.0 million in funding from the LLS Therapy Acceleration Program for the Phase 3 clinical study of CPX-351. This agreement provides for LLS to make an upfront payment of $2.0 million to the Company, which the Company received in July 2012, and further payments of $3.0 million to the Company on achievement of clinical milestones. In return, LLS will receive a success-based return on the total funding.

In June 2012, the Company entered into a $3.0 million term loan facility with Square 1 Bank of Durham, North Carolina to support the short-term working capital needs of the Company. In addition to financial covenants, the loan agreement provides for the bank to perfect a lien on all assets of the Company (other than its intellectual property), with the bank in first position, and to have a double negative pledge on intellectual property, i.e., the Company will not provide a negative pledge on its intellectual property to other person. In addition to paying interest, the Company issued the bank a warrant to purchase 17,267 shares of the Company’s Common Stock at an exercise price of $5.2123 per share. This loan is amortized over 30 months from January 2013, with the first six-month period to December 31, 2012 being interest only.

On August 28, 2012, the Company effected a 18.7495-to-1 reverse stock split and the conversion of all outstanding shares of the Company’s preferred stock into Common Stock on a post-reverse-stock-split basis. In connection with the conversion of the Company’s preferred stock, the Company issued an aggregate of 11,061,312 shares of Common Stock to the preferred stockholders.

On August 28, 2012, the Company received $2. 3 million with respect to the issuance of additional convertible promissory notes. The principal amount and interest on these convertible promissory notes along with convertible promissory notes issued since December 15, 2011, aggregating $5.0 million in principal amount, were converted into shares of Common Stock in accordance with the terms of such notes into 1,240,216 shares of Common Stock.

On August and September 2012, certain investors purchased the 1,105,974 shares of Common Stock for aggregate gross proceeds of approximately $6.2 million. See “Item 10. Recent Sales of Unregistered Securities.”

Item 1A.	Risk Factors.

The following risks and uncertainties should be carefully considered. If any of the following occurs, the Company’s business, financial condition or operating results could be materially harmed. An investment in the Company’s securities is speculative in nature, involves a high degree of risk and should not be made by an investor who cannot bear the economic risk of its investment for an indefinite period of time and who cannot afford the loss of its entire investment.

RISKS RELATED TO THE COMPANY’S BUSINESS AND INDUSTRY

All product candidate development timelines and projections in this registration statement are based on the assumption of further financing. If the Company is unable to raise substantial additional funding, it will be unable to complete the development and potential commercialization of CPX-351.

The Company believes that it will have sufficient funds to conduct its proposed plan of operations to the beginning of the third quarter of 2013. In the event the Company does not successfully raise funds in subsequent financing(s), its product development activities will necessarily be curtailed commensurate with the magnitude of the shortfall or may cease altogether. If the Company’s product development activities are slowed or stopped, the Company will be unable to meet the timelines and projections outlined in this registration statement. Failure to progress its product candidates as anticipated will have a negative effect on the Company’s business, future prospects and ability to obtain further financing on acceptable terms (if at all), and the value of the enterprise.

The Company expects the planned overall survival analysis of the Phase 3 study of CPX-351 in patients with sAML to occur in late-2015, for which the Company will need to raise substantial additional funds. To the extent that the costs of the planned study exceed current estimates or the survival analysis does not occur within the currently anticipated timeframe and the Company is unable to raise sufficient additional capital to cover such additional costs, the Company will need to reduce operating expenses, enter into a collaboration or other similar arrangement with respect to development and/or commercialization rights to CPX-351, outlicense intellectual property rights to CPX-351, sell assets or effect a combination of the above. No assurance can be given that the Company will be able to effect any of such transactions on acceptable terms, if at all.

In addition, the Company will need to raise substantial additional capital to:

•	complete the development and potential commercialization of CPX-351;

•	fund additional clinical studies of CPX-351 and seek regulatory approvals;

•	expand its development activities;

•	implement additional internal systems and infrastructure; and

•	build or access commercialization and additional manufacturing capabilities and supplies.

The Company’s future funding requirements and sources will depend on many factors, including but not limited to:

•	the rate of progress and cost of its clinical studies, including in particular the Phase 3 study of CPX-351;

•	the need for additional or expanded clinical studies;

•	the timing, economic and other terms of any licensing, collaboration or other similar arrangement into which the Company may enter;

•	the costs and timing of seeking and obtaining FDA and other regulatory approvals;

•	the extent of the Company’s other development activities;

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights; and

•	the effect of competing technological and market developments.

Celator has incurred losses since its inception and anticipates that the Company will continue to incur losses for the foreseeable future. There is substantial doubt about the Company’s ability to continue as a going concern without additional financing. The Company may not ever achieve or sustain profitability.

Celator is not profitable and has incurred losses in each year since its inception in 1999. Celator’s net losses for the years ended December 31, 2011 and 2010 were $14.1 million and $10.8 million, respectively. As of December 31, 2011, Celator had an accumulated deficit of $100.7 million. Although the Company believes that it will have sufficient funds to conduct its proposed plan of operations to the beginning of the third quarter of 2013, there is substantial doubt about the Company’s ability to continue as a going concern beyond that time without additional financing.

Celator does not currently have any products that have been approved for marketing, and it continues to incur substantial development and general and administrative expenses related to its operations. Therefore, for the foreseeable future, the Company will have to fund all of its operations and capital expenditures from cash on hand and amounts raised in this and future offerings. The Company may not be able to raise capital when needed.

The Company expects to continue to incur losses for the foreseeable future, and the Company expects these losses to increase significantly as the Phase 3 study of CPX-351 progresses, as the Company seeks regulatory approvals for CPX-351 and as the Company commercializes CPX-351, if approved. The Company’s losses, among other things, have caused and will continue to cause its stockholders’ equity and working capital to decrease.

To date, Celator has derived substantially all of its revenue from a research collaboration agreement with Cephalon, Inc., a sponsored research grant from LLS, participation in the federal government’s Qualifying Therapeutic Discovery Project and the New Jersey Economic Development Authority’s Technology Business Tax Certificate Transfer Program. As of March 31, 2012, the research collaboration agreement with Cephalon, Inc. had been completed. Moreover, the Company cannot assure that it will enter into any new collaboration agreement(s) that will result in research revenue for the Company.

The Company does not anticipate that it will generate revenue from the sale of products for the foreseeable future. The Company’s ability to become profitable depends upon its ability to generate significant continuing revenues.

In the absence of additional sources of capital, which may not be available to the Company on acceptable terms, or at all, the development of CPX-351 or future product candidates may be reduced in scope, delayed or terminated. If the Company’s product candidates or those of its collaborators fail in clinical studies or do not gain regulatory approval, or if its future products, if any, do not achieve market acceptance, the Company may never become profitable.

Raising additional funds by issuing securities or through licensing or lending arrangements may cause dilution to the Company’s existing stockholders, restrict the Company’s operations or require it to relinquish proprietary rights.

The Company may raise additional funds through public or private equity offerings, debt financings or licensing arrangements. To the extent that the Company raises additional capital by issuing equity securities, the share ownership of existing stockholders will be diluted. Any future debt financing the Company enters into may involve covenants that restrict its operations, including limitations on its ability to incur liens or additional debt, pay dividends, redeem its stock, make certain investments and engage in certain merger, consolidation or asset sale transactions, among other restrictions.

In addition, if the Company raises additional funds through licensing arrangements, it may be necessary to relinquish potentially valuable rights to its product candidates, or grant licenses on terms that are not favorable to the Company. If adequate funds are not available, the Company’s ability to achieve profitability or to respond to competitive pressures will be significantly limited and it may be required to delay, significantly curtail or eliminate the development of one or more of its product candidates.

The regulatory approval process is expensive, time-consuming and uncertain and may prevent the Company from obtaining approval for the commercialization of CPX-351 or future product candidates; the Company’s clinical studies for CPX-351 may not demonstrate safety or efficacy or lead to regulatory approval.

The research, testing, manufacturing, labeling, storage, record-keeping, import, export, marketing, selling and distribution of product candidates are subject to extensive regulation by the FDA and other regulatory authorities in the United States and other countries, which regulations differ from country to country. In order to develop and potentially submit a New Drug Application (“NDA”) to the FDA, it is necessary to submit all information on the clinical, non-clinical, chemistry, manufacturing, controls and quality aspects of the product candidate.

Neither the Company nor any potential collaboration partners are permitted to market CPX-351, or future products, if any, in the United States until the Company receives approval of an NDA from the FDA, or in any other country without the equivalent marketing approval from such country. The Company has not received marketing approval for CPX-351 in any jurisdiction. In addition, failure to comply with FDA and other applicable United States and foreign regulatory requirements may subject the Company to administrative or judicially imposed sanctions, including warning letters, civil and criminal penalties, injunctions, product seizure or detention, product recalls, total or partial suspension of production, and refusal to approve pending NDAs, supplements to approved NDAs or their foreign equivalents.

CPX-351 is vulnerable to the risks of failure inherent in the drug development process. The Company needs to conduct clinical studies and additional activities in order to demonstrate that CPX-351 is safe and effective to the satisfaction of the FDA and other regulatory authorities. Failure can occur at any stage of the development process, and successful preclinical studies and early clinical studies do not ensure that later clinical studies will be successful. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical studies, even after obtaining promising results in earlier studies.

If the clinical studies result in unacceptable toxicity or lack of efficacy, the Company may have to terminate them. If clinical studies are halted, or if they do not show that CPX-351 is safe and effective in the indications for which the Company is seeking regulatory approval, future growth may be limited.

The Company does not know whether the Phase 3 clinical study, or any other future clinical studies with CPX-351 or any of its product candidates, will be completed on schedule, or at all, or whether its ongoing or planned clinical studies will begin or progress on the time schedule it anticipates. The commencement and completion of future clinical studies could be substantially delayed or prevented by several factors, including

•	delays or failures to raise additional funding;

•	results of meetings with the FDA and/or other regulatory bodies;

•	a limited number of, and competition for, suitable patients with particular types of cancer for enrollment in its clinical studies;

•	delays or failures in obtaining regulatory approval to commence a clinical study;

•	delays or failures in reaching acceptable clinical study agreement terms or clinical study protocols with prospective sites;

•	delays or failures in obtaining sufficient clinical materials;

•	delays or failures in obtaining approval from independent institutional review boards to conduct a clinical study at prospective sites;

•	failure of patients to complete the clinical study;

•	unforeseen safety issues;

•	lack of efficacy during clinical studies; or

•	inability or unwillingness of patients or clinical investigators to follow its clinical study protocols.

In addition, the Company’s clinical studies may be suspended or terminated at any time by the FDA, other regulatory authorities, or the Company itself. Any failure to complete or significant delay in completing clinical studies for the Company’s product candidates could harm the Company’s financial results and the commercial prospects for the product candidates.

Regulatory approval of an NDA or an NDA supplement or a foreign equivalent is not guaranteed, and the approval process is expensive, uncertain and may take years. Approval procedures vary among countries and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries might differ from that required to obtain FDA approval. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may negatively impact the regulatory process in others. As in the United States, the regulatory approval process in Europe and in other countries is a lengthy and challenging process. The FDA and other regulatory bodies can delay, limit or deny approval of a product candidate for many reasons, including

•	the Company may be unable to demonstrate to the satisfaction of regulatory authorities that a product candidate is safe and effective for any indication;

•	regulatory authorities may not find the data from preclinical studies and clinical studies sufficient or may differ in the interpretation of the data;

•	the FDA or foreign regulatory authority might not approve the Company’s or the Company’s third-party manufacturers’ processes or facilities for clinical or commercial product;

•	the FDA or foreign regulatory authority may change its approval policies or adopt new regulations;

•	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of the Company’s clinical studies;

•	the FDA or foreign regulatory authority may not accept clinical data from studies that are conducted in countries where the standard of care is potentially different from that in the United States;

•	the results of clinical studies may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;

•	the Company may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks; and

•

the data collection from clinical studies of the Company’s product candidates may not be sufficient to support the submission of a NDA or other submission or to obtain regulatory approval in the United States or elsewhere.

In addition, events raising questions about the safety of certain marketed pharmaceuticals may result in increased caution by the FDA and other regulatory authorities in reviewing new pharmaceuticals based on safety, efficacy or other regulatory considerations and may result in significant delays in obtaining regulatory approvals.

The Company will rely on third-party distributors and manufacturers for the supply of CPX-351 and the control arm drugs of cytarabine and daunorubicin for the Phase 3 study. Cytarabine was previously in short supply throughout the world, and daunorubicin is currently in short supply. There is no guarantee that the Company can procure sufficient quantities to supply the Phase 3 study.

The control arm drugs of cytarabine and daunorubicin for the Phase 3 study will be procured from third-party distributors. Cytarabine was recently in short supply throughout the world, although the FDA removed it from its drug shortage list in October 2011. Daunorubicin is currently on the FDA’s drug shortage list. Clinical study site procurement of cytarabine and daunorubicin is necessary to complete the Phase 3 study. If sites are unable to procure the necessary supplies to support the Phase 3 study in a timely manner, the study will be delayed. Any significant delay could seriously harm the business.

The Company relies on third parties, such as contract manufacturers, contract research organizations, medical institutions, clinical investigators and contract laboratories, to manufacture the product and to conduct the Company’s planned clinical studies for CPX-351. If the third parties conducting the Company’s clinical studies do not perform their contractual duties or obligations, do not meet expected deadlines or need to be replaced, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to the Company’s clinical study protocols or for any other reason, the Company may need to enter into new arrangements with alternative third parties and the clinical studies may be extended, delayed or terminated or may need to be repeated, and the Company may not be able to obtain regulatory approval for or commercialize the product candidate.

Prior to 2011, CPX-351 was manufactured in small batches for use in pre-clinical and clinical studies. In 2011, a different contract manufacturer was selected and produced CPX-351 at commercial scale and lyophilized the product. No assurance can be given that that the process and product will not experience delays or setbacks as additional product is manufactured.

If third parties upon which the Company relies to manufacture its supplies fail to obtain approval of the FDA, or other regulatory authorities, fail to provide the Company with sufficient quantities of pharmaceutical product or fail to do so at acceptable quality levels or prices, the Company’s development and commercialization of any of its product candidates could be stopped, delayed or made less profitable.

The facilities used by the Company’s contract manufacturers to manufacture the Company’s product candidates must be approved by the FDA pursuant to inspections that will be conducted only after the Company submits an NDA to the FDA, if at all. The Company does not control the manufacturing process of its product candidates and is completely dependent on its contract manufacturing partners for compliance with the FDA’s requirements for manufacture of finished pharmaceutical products. If the Company’s contract manufacturers cannot successfully manufacture material that conforms to its specifications and the FDA’s strict regulatory requirements of safety, purity and potency, the Company will not be able to secure and/or maintain FDA approval for its product candidates. In addition, the Company has no control over the ability of its contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If its contract manufacturers cannot meet FDA standards, the Company may need to find alternative manufacturing facilities, which would significantly impact its ability to develop, obtain regulatory approval for or market its product candidates. No assurance can be given that its manufacturers can continue to make clinical and commercial supplies of CPX-351, or future product candidates, at an appropriate scale and cost to make it commercially feasible.

In addition, the Company does not have the capability to package finished products for distribution to hospitals and other customers. Prior to commercial launch, the Company will enter into agreements with one or more alternate fill/finish pharmaceutical product suppliers so that the Company can ensure proper supply chain management once the Company is authorized to make commercial sales of its product candidates. If the Company receives marketing approval from the FDA, it intends to sell pharmaceutical product finished and packaged by such suppliers. Although the Company has entered into agreements with its current contract manufacturers and fill/finish suppliers for clinical trial material, it may be unable to maintain an agreement on commercially reasonable terms, which could have a material adverse impact upon its business.

In most cases, the Company’s manufacturing partner is a single-source supplier. It is expected that the Company’s manufacturing partner will be a sole source supplier from a single site location for the foreseeable future. Given this, any disruption of supply from this partner could have a material, long-term impact on the Company’s ability to supply products for clinical studies or commercial sale. Additionally, the proprietary technology that supports the manufacture of CPX-351 is not easily transferrable, and it is expected that its contract manufacturer will be the sole supplier of CPX-351 at a single site for the foreseeable future. If the Company’s supplier does not deliver sufficient quantities of CPX-351 on a timely basis, or at all, and in accordance with applicable specifications, there could be a significant interruption of the Company’s supply of CPX-351, which would adversely affect clinical development and commercialization of the product.

The Company’s products may be subject to technology risks that may restrict or prevent their development and commercialization.

Developing products based on the Company’s technology platform, known as CombiPlex, is subject to development risks. CPX-351 represents the first injectable fixed ratio, drug delivery combination product that the FDA will be considering for approval. While the Company has attempted to address potential issues that may be unique to such a combination product, it is possible that the FDA may consider the studies performed by the

Company to be deficient, resulting in a delay of approval or possibly a refusal decision. Also, while the Company believes that it has a patent portfolio protecting the CombiPlex technology and the Company’s product candidates, it is possible that a technology unknown presently by the Company may be developed that is able to deliver drug combinations in a manner that provides the benefits of CombiPlex without contravening any of the Company’s patents.

The failure to enroll patients in clinical studies may cause delays in developing CPX-351.

The Company will encounter delays if it is unable to enroll enough patients to complete clinical studies of CPX-351, including the Phase 3 study. Patient enrollment depends upon many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites, the number and nature of competing treatments and ongoing clinical studies of competing drugs for the same indication and the eligibility criteria for the study. Patients participating in the Company’s studies may elect to leave the studies and switch to alternative treatments that are available to the patients, either commercially or on an expanded access basis, or in other clinical studies. Competing treatments may include nucleoside analogs, anthracyclines, topoisomerase II inhibitors and hypomethylating agents. Moreover, when a product candidate is evaluated in multiple clinical studies simultaneously, patient enrollment in ongoing studies can be adversely affected if negative results are reported from completed studies. In the Phase 3 study, CPX-351 will be tested in patients with sAML, which can be a difficult patient population to recruit.

Because the results of preclinical studies and early clinical studies are not necessarily predictive of future results, any product candidate the Company advances, if any in clinical studies may not have favorable results in later clinical studies or receive regulatory approval.

Pharmaceutical development has inherent risk. The Company will be required to demonstrate through adequate and well-controlled clinical studies that CPX-351 and future product candidates, if any, are effective with a favorable benefit-risk profile for use in diverse populations for their target indications before the Company can seek regulatory approvals for their commercial sale. Success in early clinical studies does not mean that later clinical studies will be successful because product candidates in later-stage clinical studies may fail to demonstrate sufficient safety or efficacy despite having progressed through initial clinical testing. Companies frequently suffer significant setbacks in advanced clinical studies, even after earlier clinical studies have shown promising results. In addition, there is typically an extremely high rate of attrition from the failure of pharmaceutical candidates proceeding through clinical studies.

The Company plans to conduct additional clinical studies with CPX-351, including a Phase 3 study. If the results from this study are significantly different from those found in the completed Phase 1 and Phase 2 clinical studies of CPX-351, the Company will likely need to terminate or revise its clinical development plan, which could extend the time for conducting its development program and could have a material adverse effect on the Company.

Any product candidate the Company advances into clinical studies may cause unacceptable adverse events or have other properties that may delay or prevent the regulatory approval or commercialization of the product candidate or limit the commercial potential of the product candidate.

Unacceptable adverse events caused by any of the Company’s product candidates could cause regulatory authorities to interrupt, delay or halt clinical studies and could result in the denial of regulatory approval by the FDA or other regulatory authorities for any or all targeted indications. This, in turn, could prevent the Company from commercializing the affected product candidate and generating revenues from its sale.

To date, clinical studies using CPX-351 have demonstrated a toxicity profile that was deemed acceptable by the investigators performing such studies. Such interpretation may not be shared by future investigators or by the FDA and, even if deemed acceptable for specific oncology applications, such as the completed clinical studies, it may not be acceptable for diseases in other oncology settings. Additionally, the severity, duration and incidence of adverse events may differ in larger study populations. The toxicity of CPX-351 manufactured under different conditions is not known, and it is possible that additional and/or different adverse events may appear upon the human use of those formulations and those adverse events may arise with greater frequency, intensity and duration than in the current formulation. If any of the Company’s product candidates cause unacceptable adverse events in clinical studies, the Company may not be able to obtain marketing approval and generate revenues from its sale.

If any of the Company’s product candidates receives marketing approval and the Company or others later identify unacceptable adverse events caused by the product, a number of significant negative consequences could result, including:

•	regulatory authorities may withdraw their approval of the affected product;

•	regulatory authorities may require a more significant clinical benefit for approval to offset the risk;

•	regulatory authorities may require the addition of labeling statements that could diminish the usage of the product or otherwise limit the commercial success of the affected product;

•	the Company may be required to change the way the product is administered, conduct additional clinical studies or change the labeling of the product;

•	the Company may choose to discontinue sale of the product;

•	the Company could be sued and held liable for harm caused to patients;

•	the Company may not be able to enter into collaboration agreements on acceptable terms and execute on the Company’s business model; and

•	the Company’s reputation may suffer.

Any one or a combination of these events could prevent the Company from obtaining regulatory approval and achieving or maintaining market acceptance of the affected product or could substantially increase the costs and expenses of commercializing the affected product, which in turn could delay or prevent the Company from generating any revenues from the sale of the affected product.

The Company may experience delays in the commencement of its clinical studies with CPX-351 or future product candidates, or in the receipt of data from preclinical and clinical studies conducted by third parties, which could result in increased costs and delay its ability to pursue regulatory approval.

Delays in the commencement of clinical studies and delays in the receipt of data from preclinical or clinical studies conducted by third parties could significantly impact the Company’s product development costs. Before the Company can initiate clinical studies in the United States for future product candidates, it must submit the results of preclinical testing, usually in animals, to the FDA as part of an Investigational New Drug (“IND”) submission, along with other information including information about product chemistry, manufacturing and controls and its proposed clinical study protocol for its product candidates. With CPX-351, a single Phase 1 clinical study was conducted and two randomized, controlled Phase 2 clinical studies were conducted in patients with AML. The rationale for the Phase 3 study is based on clinical study results from two Phase 2 studies, but results from earlier phase clinical studies do not guarantee the outcomes of later clinical studies. Although meetings with the FDA and other regulatory authorities have occurred and agreement was obtained regarding the Phase 3 study design, the FDA and other regulatory authorities may not agree with the design when the protocol is formally submitted prior to the start of the Phase 3 study, which could delay the start of the study or prohibit the study.

The Company currently plans to rely on data from third parties for the Phase 3 study of CPX-351. If receipt of the data is delayed for any reason, including reasons outside of the Company’s control, it will delay the Company’s plans for the Phase 3 study start, and other clinical study plans. This, in turn, will delay the Company’s ability to make subsequent regulatory filings and ultimately, to commercialize its products if regulatory approval is obtained.

Potential conflicts of interest arising from relationships and any related compensation with respect to clinical studies could adversely affect the process.

Principal investigators for the Company’s clinical studies may serve as scientific advisors or consultants to the Company from time to time and receive cash compensation in connection with such services. If these relationships and any related compensation result in perceived or actual conflicts of interest, the integrity of the data generated at the applicable clinical study site may be questioned or jeopardized.

The Company may be subject to costly claims related to its clinical studies and may not be able to obtain adequate insurance.

Because the Company conducts clinical studies in humans, the Company faces the risk that the use of CPX-351 or future product candidates, if any, will result in adverse side effects. The Company cannot predict the possible harms or side effects that may result from its clinical studies. Although the Company has clinical study liability insurance for up to $10.0 million in aggregate, the Company’s insurance may be insufficient to cover any such events. There is also a risk that the Company may not be able to continue to obtain clinical study coverage on acceptable terms. In addition, the Company may not have sufficient resources to pay for any liabilities resulting from a claim excluded from, or beyond the limit of, the Company’s insurance coverage. There is also a risk that third parties that the Company has agreed to indemnify could incur liability. Any litigation arising from its clinical studies, even if the Company is ultimately successful, would consume substantial amounts of the Company’s financial and managerial resources and may create adverse publicity.

If the Company’s competitors develop and market products that are more effective, safer or less expensive than CPX-351, the Company’s commercial opportunities will be negatively impacted.

The life sciences industry is highly competitive, and the Company faces significant competition from many pharmaceutical, biopharmaceutical and biotechnology companies and possibly from academic institutions, government agencies and private and public research institutions that are researching, developing and marketing products designed to address the treatment of cancer, including AML. Many of the Company’s competitors have significantly greater financial, manufacturing, marketing and drug development resources than the Company. Large pharmaceutical companies, in particular, have extensive experience in the clinical testing of, obtaining regulatory approvals for, and marketing of, drugs. New developments, including the development of other pharmaceutical technologies and methods of treating disease, occur in the pharmaceutical and life sciences industries at a rapid pace.

These developments may render the Company’s product candidates obsolete or noncompetitive. Compared to the Company, potential competitors may have substantially greater

•	research and development resources, including personnel and technology;

•	regulatory experience;

•	pharmaceutical development, clinical study and pharmaceutical commercialization experience;

•	experience and expertise in exploitation of intellectual property rights; and

•	capital resources.

As a result of these factors, the Company’s competitors may obtain regulatory approval of their products more rapidly than the Company or may obtain patent protection or other intellectual property rights that limit the Company’s ability to develop or commercialize its product candidates. The Company’s competitors may also develop products for the treatment of AML that are more effective, better tolerated, more useful and less costly than the Company’s products and may also be more successful in manufacturing and marketing their products. Potential competitors may succeed in obtaining approvals from the FDA and foreign regulatory authorities for their product candidates sooner than the Company does for its products.

The Company will also face competition from these third parties in recruiting and retaining qualified personnel, establishing clinical study sites and enrolling patients for clinical studies.

The Company believes that its ability to successfully compete in the marketplace with CPX-351 and any future product candidates will depend on, among other things

•	the ability to recruit and retain qualified personnel to help the Company advance CPX-351 and future product candidates, if any;

•	the ability to develop novel products with attractive pharmaceutical properties and to secure, protect and maintain intellectual property rights based on the Company’s innovations;

•	the efficacy, safety and reliability of the product candidates;

•	the speed at which the Company develops its product candidates;

•	the ability to design and successfully execute appropriate clinical studies;

•	the ability to maintain a good relationship with regulatory authorities;

•	the ability to obtain, and the timing and scope of, regulatory approvals;

•	the ability to manufacture and sell commercial quantities of future products to the market; and

•	acceptance of future products by physicians and other healthcare providers.

CPX-351 is a small molecule therapeutic that will compete with other drugs and therapies currently used for AML, such as nucleoside analogs, anthracyclines, hypomethylating agents, inhibitors of topoisomerase II and other novel agents. Additionally, other products currently in development could become potential competitors of CPX-351, if the products are approved for marketing.

The Company expects competition for CPX-351 for the treatment of AML to increase as additional products are developed and approved in various patient populations. If the competitors market products that are more effective, safer or less expensive than CPX-351 or its other future products, if any, or that reach the market sooner, the Company may not achieve commercial success or substantial market penetration.

If any product candidate that the Company successfully develops does not achieve broad market acceptance among physicians, patients, healthcare payors and the medical community, the revenues that it generates from its sales will be limited.

Even if CPX-351 or any other product candidates receive regulatory approval, the products may not gain market acceptance among physicians, patients, healthcare payors and the medical community. Coverage and reimbursement of the Company’s product candidates by third-party payors, including government payors, generally is also necessary for commercial success. The degree of market acceptance of any of the Company’s approved products will depend upon a number of factors, including

•	the efficacy and safety, as demonstrated in clinical studies;

•	the risk/benefit profile of the Company’s products such as CPX-351;

•	the prevalence and severity of any side effects;

•	the clinical indications for which the product is approved;

•	acceptance by physicians, key members of the healthcare team at cancer centers and patients of the product as a safe and effective treatment;

•	the potential and perceived advantages of product candidates over alternative treatments;

•	the safety of product candidates seen in a broader patient group, including its use outside the approved indications;

•	the cost of treatment in relation to alternative treatments;

•	the timing of market introduction of competitive products;

•	the availability of adequate reimbursement and pricing by third parties and government authorities;

•	relative convenience and ease of administration; and

•	the effectiveness of the Company’s sales, marketing and distribution efforts.

If any product candidate is approved but does not achieve an adequate level of acceptance by physicians, hospitals, healthcare payors and patients, the Company may not generate sufficient revenue from these products and the Company may not become or remain profitable.

Even if the Company receives regulatory approval for CPX-351, the Company will be subject to ongoing FDA and other regulatory obligations and continued regulatory review, which may result in significant additional expense and limit the Company’s ability to commercialize CPX-351.

Any regulatory approvals that the Company or potential collaboration partners receive for CPX-351 or future product candidates, if any, may also be subject to limitations on the indicated uses for which the product may be marketed or contain requirements for potentially costly post-marketing studies. In addition, even if approved, the labeling, packaging, adverse event reporting, storage, advertising, promotion and recordkeeping for any product will be subject to extensive and ongoing regulatory requirements. The subsequent discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, may result in restrictions on the marketing of the product, and could include withdrawal of the product from the market.

Regulatory policies may change and additional government regulations may be enacted that could prevent or delay regulatory approval of the Company’s product candidates. The Company cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If the Company is not able to maintain regulatory compliance, the Company might not be permitted to market CPX-351 or future products, if any, and the Company may not achieve or sustain profitability.

If product liability lawsuits are brought against it, the Company may incur substantial liabilities and may be required to limit commercialization of its product candidates.

The Company faces an inherent risk of product liability exposure related to the testing of its product candidates in human clinical studies, and will face an even greater risk if it sells its product candidates commercially. An individual may bring a liability claim against the Company if one of its product candidates causes, or merely appears to have caused, an injury. If the Company cannot successfully defend itself against product liability claims, it will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in

•	decreased demand for its product candidates;

•	impairment to its business reputation;

•	withdrawal of clinical study participants;

•	costs of related litigation;

•	distraction of management’s attention from its primary business;

•	substantial monetary awards to patients or other claimants;

•	the inability to commercialize its product candidates; and

•	loss of revenues.

The Company does carry product liability insurance for its clinical studies. Further, the Company intends to expand its insurance coverage to include the sale of commercial products if marketing approval is obtained for any of its product candidates. However, the Company may be unable to obtain this product liability insurance on commercially reasonable terms and with insurance coverage that will be adequate to satisfy any liability that may arise. On occasion, large judgments have been awarded in class action or individual lawsuits relating to marketed pharmaceuticals. A successful product liability claim or series of claims brought against the Company could cause its stock price to decline and, if judgments exceed its insurance coverage, could decrease its cash and adversely affect its business.

Reimbursement may be limited or unavailable in certain market segments for the Company’s product candidates, which could make it difficult for the Company to sell its products profitably.

The Company intends to seek approval to market its future products in both the United States and in countries outside the United States. If the Company obtains approval in one or more foreign countries, it will be subject to rules and regulations in those countries relating to its product. In some foreign countries, particularly in the European Union, the pricing of pharmaceuticals is subject to government control. In these countries, pricing negotiations with government authorities can take considerable time after the receipt of marketing approval for a product candidate. In addition, market acceptance and sales of the Company’s product candidates will depend significantly upon the availability of adequate coverage and reimbursement from third-party payors for any of its product candidates and may be affected by existing and future healthcare reform measures.

Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which pharmaceuticals they will cover and reimburse and establish reimbursement levels. Reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

Obtaining coverage and reimbursement approval for a product from a government or other third-party payor is a time-consuming and costly process that could require the Company to provide supporting scientific, clinical and cost-effectiveness data for the use of its products to the payor. The Company may not be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement. If reimbursement of the Company’s future products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, the Company may be unable to achieve or sustain profitability.

In both the United States and certain foreign countries, there have been a number of legislative and regulatory changes to the healthcare system that could impact the Company’s ability to sell its products profitably. In particular, the Medicare Modernization Act of 2003 revised the payment methodology for many products reimbursed by Medicare, resulting in lower rates of reimbursement for many types of drugs, and added a prescription drug benefit to the Medicare program that involves commercial plans negotiating drug prices for their members. Since 2003, there have been a number of other legislative and regulatory changes to the coverage and reimbursement landscape for pharmaceuticals. Most recently, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, collectively, the “Affordable Care Act,” was enacted. The Affordable Care Act contains a number of provisions, including those governing enrollment in federal healthcare programs, the increased use of comparative effectiveness research on healthcare products, reimbursement and fraud and abuse changes, all of which will impact existing government healthcare programs and will result in the development of new programs. An expansion in the government’s role in the U.S. healthcare industry may further lower rates of reimbursement for pharmaceutical products.

There have been, and likely will continue to be, legislative and regulatory proposals at the federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare products and services. The Company cannot predict the initiatives that may be adopted in the future. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare may adversely affect

•	the demand for any products for which the Company may obtain regulatory approval;

•	the Company’s ability to set a price that it believes is fair for its products;

•	the Company’s ability to generate revenues and achieve or maintain profitability;

•	the level of taxes that the Company is required to pay; and

•	the availability of capital.

In addition, governments may impose price controls, which may adversely affect profitability if products are sold in those countries.

The Company expects to expand its development capabilities, and any difficulties hiring or retaining key personnel or managing this growth could disrupt the Company’s operations.

The Company is highly dependent on the principal members of its development staff. Future growth will require the Company to continue to implement and improve its managerial, operational and financial systems and continue to retain, recruit and train additional qualified personnel, which may impose a strain on its administrative and operational infrastructure. The competition for qualified personnel in the biopharmaceutical field is intense. As of September 30, 2012, Celator has 16 full-time employees. The Company may need to expand its managerial, operational, financial and other resources in order to manage and fund its operations and clinical studies, continue its research and development activities, and commercialize its product candidates. The Company is highly dependent on the continued ability to attract, retain and motivate highly qualified management and specialized personnel required for the manufacture of its products, the clinical development of the product candidates and the potential commercialization of the product candidates. Due to limited resources, the Company may not be able to effectively manage any expansion of its operations or recruit and train additional qualified personnel. If the Company is unable to retain key personnel or manage its growth effectively, the Company may not be able to implement its business plan.

The Company has, in the past, implemented workforce reductions. Depending on the Company’s need for additional funding and expense control, the Company may be required to implement further workforce and expense reductions in the future. Further workforce and expense reductions could result in reduced progress of the Company’s programs. In addition, the implementation of expense reduction programs may result in the diversion of efforts of the Company’s executive management team and other key employees, which could adversely affect the Company’s business.

The Company currently has no commercial organization (i.e., marketing, sales, distribution). If the Company is unable to develop a commercial infrastructure on its own or through collaborations with partners, the Company will not be successful in commercializing CPX-351.

The Company currently has no commercial infrastructure (i.e., marketing, sales or distribution capabilities) for its product candidates and must build this infrastructure or make arrangements with third-parties to perform these functions in order to commercialize its products. If the Company needs to establish this capability it will be expensive and time consuming. Any failure or delay in the development of this capability would adversely impact the commercialization of CPX-351 or future product candidates, if any.

If the Company fails to comply with healthcare regulations, it could face substantial penalties and its business, operations and financial condition could be adversely affected.

In addition to FDA restrictions on the marketing of pharmaceutical products, several other types of state and federal laws have been applied to restrict certain marketing practices in the pharmaceutical and medical device industries in recent years, as well as consulting or other service agreements with physicians or other potential referral sources. These laws include anti-kickback statutes and false claims statutes that prohibit, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce, or, in return for, purchasing, leasing, ordering or arranging for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid or other federally-financed healthcare programs, and knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to get a false claim paid. The majority of states also have statutes or regulations similar to the federal anti-kickback law and false claims laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and any practices the Company adopts may not, in all cases, meet all of the criteria for safe harbor protection from anti-kickback liability. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer’s products from reimbursement under government programs, criminal fines and imprisonment. Any challenge to its business practices under these laws could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company uses hazardous materials, and any claims relating to improper handling, storage or disposal of these materials could be time-consuming or costly.

The Company uses hazardous materials, which could be dangerous to human health and safety or to the environment. Federal, state and local laws and regulations govern the use, generation, manufacture, storage, handling and disposal of these materials and wastes. Compliance with applicable environmental laws and regulations may be expensive, and current or future environmental laws and regulations may impair the Company’s pharmaceutical development efforts.

In addition, the Company cannot entirely eliminate the risk of accidental injury or contamination from these materials or wastes. If one of the Company’s employees were to be accidentally injured from the use, storage, handling or disposal of these materials or wastes, the medical costs related to the employee’s treatment may be covered by its workers’ compensation insurance policy. However, the Company does not carry specific hazardous waste insurance coverage and its property and casualty and general liability insurance policies specifically exclude coverage for damages and fines arising from hazardous waste exposure or contamination. Accordingly, in the event of contamination or injury, the Company could be held liable for damages or penalized with fines in an amount exceeding its resources, and its clinical studies or regulatory approvals could be suspended.

Compliance with changing regulation of corporate governance and public disclosure may result in additional expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure may create uncertainty regarding compliance matters. New or changed laws, regulations and standards are subject to varying interpretations in many cases. As a result, their application in practice may evolve over time. The Company is committed to maintaining high standards of corporate governance and public disclosure.

As a public reporting company, the Company will face increased legal, accounting, administrative and other costs and expenses. The Sarbanes-Oxley Act of 2002, including the requirements of Section 404, as well as new rules and regulations subsequently implemented by the SEC and the Public Company Accounting Oversight Board impose additional reporting and other obligations on public reporting companies. The Company expects that compliance with these public company requirements will increase the Company’s costs and make some activities more time-consuming. Under Section 404 of the Sarbanes-Oxley Act, the Company will need to document and test its internal control procedures and the Company’s management will need to assess and report on the Company’s internal control over financial reporting. Furthermore, if the Company identifies any issues in complying with those requirements (for example, if the Company or its accountants identify a material weakness or significant deficiency in the Company’s internal control over financial reporting), the Company could incur additional costs in rectifying those issues, and the existence of those issues could adversely affect the Company, the Company’s reputation or investor perceptions of the Company.

The Company expects that the additional reporting and other obligations imposed on the Company by these rules and regulations and compliance with evolving interpretations of new or changed legal requirements may cause the Company to incur higher costs as the Company revises current practices, policies and procedures, and may divert management time and attention from potential revenue-generating activities to compliance matters. If the Company’s efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, the Company’s reputation may also be harmed. Further, the Company’s board members, chief executive officer and chief financial officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, the Company may have difficulty attracting and retaining qualified board members and executive officers, which could harm the Company’s business.

Economic conditions may make it costly and difficult to raise additional capital.

There has been turmoil in the world economy, which has led to volatility on the United States stock market and reduced credit availability. Investors have been unwilling to buy certain corporate stocks and bonds. If economic conditions continue to affect the capital markets, the Company’s ability to raise capital, via controlled equity facilities, debt facility or otherwise, may be adversely affected.

The Company is exposed to risks related to foreign currency exchange rates.

Some of the Company’s costs and expenses are denominated in foreign currencies. Most of the Company’s foreign expenses are associated with activities related to the planned Phase 3 study of CPX-351 that will occur outside of the United States. When the United States dollar weakens against foreign currency, the United States dollar value of the foreign currency denominated expense increases, and when the United States dollar strengthens against the foreign currency, the United States dollar value of the foreign currency denominated expense decreases. Consequently, changes in exchange rates, and in particular a weakening of the United States dollar, may adversely affect the Company’s results of operations.

The Company may not be able to recover from any catastrophic event affecting its suppliers or facilities.

While the Company’s suppliers have measures in place to minimize and recover from catastrophic events that may substantially destroy their capability to meet customer needs, these measures may not be adequate to recover production processes quickly enough to support critical timelines or market demands. These catastrophic events may include weather events such as tornadoes, earthquakes, floods or fires. In addition, these catastrophic events may render some or all of the products at the affected facilities unusable.

RISKS RELATING TO THE COMPANY’S INTELLECTUAL PROPERTY

The Company’s success depends upon its ability to protect and enforce its proprietary technologies and its intellectual property, and third party intellectual property may limit or interfere with, or eliminate its ability to make, use and sell the Company’s potential products.

The Company’s commercial success depends on obtaining and maintaining patent protection and trade secret protection for its product candidates and their formulations and uses, as well as successfully defending these patents against third-party challenges. If the Company fails to appropriately prosecute and maintain patent protection for these product candidates, its ability to develop and commercialize these product candidates may be adversely affected and the Company may not be able to prevent competitors from making, using and selling competing products. This failure to properly protect the intellectual property rights relating to these product candidates could have a material adverse effect on the Company’s financial condition and results of operations.

The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that the Company or its partners will be successful in protecting its product candidates by obtaining and defending patents. These risks and uncertainties include the following:

•	the patent applications that the Company files may not result in any patents being issued;

•	patents that are or may be issued or in-licensed may be challenged, invalidated, modified, revoked or circumvented, or otherwise may not provide any competitive advantage;

•

the Company’s competitors may seek, or may already have obtained, patents that will limit, interfere with, or eliminate its ability to make, use, and sell the Company’s potential products either in the United States or in international markets;

•

there may be significant pressure on the United States government and other international governmental bodies to limit the scope of patent protection both inside and outside the United States for disease treatments that prove successful as a matter of public policy regarding worldwide health concerns; and

•

countries other than the United States may have less restrictive patent laws than those upheld by United States courts, allowing foreign competitors the ability to exploit these laws to create, develop and market competing products.

In addition to patents and trademarks, the Company also relies on trade secrets and proprietary know-how. Although the Company has taken steps to protect its trade secrets and unpatented know-how, including entering into confidentiality agreements with third parties, and confidential information and inventions agreements with employees, consultants and advisors, third parties may still obtain this information or the Company may be unable to protect its rights. If any of these events occurs, or the Company otherwise loses protection for its trade secrets or proprietary know-how, the value of this information may be greatly reduced.

Patent protection and other intellectual property protection are crucial to the success of the Company’s business and prospects, and there is a substantial risk that such protections will prove inadequate.

If the Company is sued for infringing intellectual property rights of third parties, it will be costly and time-consuming, and an unfavorable outcome in that litigation would have a material adverse effect on its business.

The Company’s commercial success also depends upon its ability and the ability of any of its future collaborators to develop, manufacture, market and sell its product candidates without infringing the proprietary rights of third parties. Numerous United States and foreign issued patents and pending patent applications that are owned by third parties exist in the fields in which the Company is developing products.

In addition, because patent applications can take many years to issue, there may be currently pending applications, unknown to the Company, which may later result in issued patents that its product candidates or proprietary technologies may infringe. Similarly, there may be issued patents relevant to its product candidates of which the Company is not aware.

There is a substantial amount of litigation involving patent and other intellectual property rights in the biotechnology and biopharmaceutical industries generally. If a third party claims that the Company or any collaborators of the Company infringe the third party’s intellectual property rights, the Company may have to

•	obtain licenses, which may not be available on commercially reasonable terms, if at all;

•	abandon a potentially infringing product candidate or redesign its products or processes to avoid infringement;

•

pay substantial damages, including treble damages and attorneys’ fees, which the Company may have to pay if a court decides that the product or proprietary technology at issue infringes upon or violates the third party’s rights;

•	pay substantial royalties, fees and/or grant cross licenses to its technology; and/or

•	defend litigation or administrative proceedings which may be costly whether the Company wins or loses, and which could result in a substantial diversion of its financial and management resources.

Other product candidates that the Company may in-license or acquire could be subject to similar risks and uncertainties.

The Company may be involved in lawsuits to protect or enforce its patents or the patents of its licensors, which could be expensive, time-consuming and unsuccessful.

Competitors may infringe the Company’s patents or the patents of the Company’s licensors. To counter infringement or unauthorized use, the Company may be required to file infringement claims, which typically are very expensive, time-consuming and disruptive of day-to-day business operations. In addition, in an infringement proceeding, a court may decide that one or more of the Company’s patents or patents of the Company’s licensors is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that the Company’s patents do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of the Company’s patents at risk of being invalidated, held unenforceable, or interpreted narrowly. The adverse result could also put related patent applications at risk of not issuing.

Interference proceedings provoked by third parties or brought by the United States Patent and Trademark Office (“PTO”) may be necessary to determine the priority of inventions with respect to the Company’s patents or patent applications or those of its collaborators or licensors. An unfavorable outcome could require the Company to cease using the related technology or to attempt to license rights to it from the prevailing party. The Company’s business could be harmed if the prevailing party does not offer it a license on commercially reasonable terms. Litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract the Company’s management and other employees. The Company may not be able to prevent, alone or with its licensors, misappropriation of its trade secrets or confidential information, particularly in countries where the laws may not protect those rights as fully as in the United States.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of its confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of the Company’s Common Stock.

The Company may be subject to claims that its consultants or independent contractors have wrongfully used or disclosed alleged trade secrets of their other clients or former employers to the Company.

As is common in the biotechnology and pharmaceutical industry, the Company engages the services of consultants to assist it in the development of its product candidates. Many of these consultants were previously employed at, may have previously been, or are currently providing consulting services to, other biotechnology or pharmaceutical companies, including the Company’s competitors or potential competitors. Although no claims against the Company are currently pending, the Company may be subject to claims that these consultants or the Company has inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers or their former or current customers. Litigation may be necessary to defend against these claims. Even if the Company is successful in defending against these claims, litigation could result in substantial costs and be a distraction to management and day-to-day business operations.

RISKS RELATED TO THE COMPANY’S COMMON STOCK

The price of the Company’s Common Stock may continue to be volatile, and the value of an investment in the Company’s Common Stock may decline.

Factors that could cause continued volatility in the market price of the Company’s Common Stock include, but are not limited to

•	the Company’s ability to raise additional capital to carry through with clinical development plans and current and future operations and the terms of any related financing arrangement;

•	results from, and any delays in or discontinuance of, ongoing and planned clinical studies of CPX-351;

•

announcements of FDA non-approval of CPX-351, delays in filing regulatory documents with the FDA or other regulatory agencies or delays in the review process by the FDA or other foreign regulatory agencies;

•	announcements relating to restructuring and other operational changes;

•	delays in the commercialization of CPX-351 or future products, if any;

•	market conditions in the pharmaceutical, biopharmaceutical and biotechnology sectors;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	developments or disputes concerning its intellectual property or other proprietary rights;

•	clinical and regulatory developments with respect to potential competitive products;

•	introduction of new products by competitors;

•	issues in manufacturing CPX-351 drug substance or drug product, or future products, if any;

•	market acceptance of CPX-351 or future products, if any;

•	actual and anticipated fluctuations in the Company’s quarterly operating results;

•	third-party healthcare reimbursement policies;

•	FDA or other United States or foreign regulatory actions affecting the Company or the pharmaceutical industry;

•	litigation or public concern about the safety of CPX-351 or future products, if any;

•	failure to develop or sustain an active and liquid trading market for the Company’s Common Stock;

•	sales of the Company’s Common Stock by its officers, directors or significant stockholders; and

•	additions or departures of key personnel.

Provisions of Delaware law could delay or prevent an acquisition of the Company, even if the acquisition would be beneficial to the Company’s stockholders, and could make it more difficult to change management.

Delaware law prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person who, together with its affiliates, owns or within the last three years has owned 15% of the Company’s voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Accordingly, Delaware law may discourage, delay or prevent a change in control of the Company.

These provisions of Delaware law could limit the price that investors are willing to pay in the future for shares of the Company’s Common Stock.

The ownership of the Company’s capital stock is highly concentrated.

The Company’s directors and executive officers and holders of more than 5% of the Company’s capital stock will beneficially own approximately 95.8% of the Company’s outstanding capital stock including shares purchasable upon exercise of stock options. Accordingly, these stockholders, acting as a group, could have significant influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of the Company’s assets or any other significant corporate transaction. The significant concentration of stock ownership may adversely affect the trading price of the Company’s Common Stock due to investors’ perception that conflicts of interest may exist or arise.

The Company has never paid dividends on its capital stock and the Company does not anticipate paying any cash dividends in the foreseeable future.

The Company has never declared or paid cash dividends on its capital stock. The Company does not anticipate paying any cash dividends on its capital stock in the foreseeable future. The Company currently intends to retain all available funds and any future earnings to fund the development and growth of the Company’s business. As a result, capital appreciation, if any, of the Company’s Common Stock will be stockholders’ sole source of gain for the foreseeable future.

The Company is at risk of securities class action litigation.

Biotechnology companies have experienced greater than average stock price volatility in recent years. These broad market fluctuations may adversely affect the trading price or liquidity of the Company’s Common Stock. In the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the issuer. If any of the Company’s stockholders were to bring such a lawsuit against the Company, the Company could incur substantial costs defending the lawsuit and the attention of management would be diverted from the operation of the Company’s business.

The Company’s Common Stock has no current trading market. The Company cannot assure that its Common Stock will be traded on a national securities exchange or quoted on any over-the-counter quotation system, which may make it more difficult for a public market to develop.

No assurance can be given that the Company’s Common Stock will be listed on any securities exchange or quoted on any over-the-counter quotation system. The Company cannot assure that the Company will be able to meet the initial listing standards of any of the NASDAQ markets or any other stock exchange, or that it would be able to maintain a listing of the Common Stock on any of the NASDAQ markets or any other stock exchange. If the Company’s Common Stock is quoted on an over-the-counter system, an active public trading market may not develop, or be sustained, and an investor may find it more difficult to dispose of shares or obtain accurate quotations as to the market value of the Company’s Common Stock.

If the Company’s Common Stock becomes subject to the SEC’s penny stock rules, broker-dealers may experience difficulty in completing customer transactions and trading activity in the Company’s securities may be adversely affected.

The SEC has adopted regulations that generally define “penny stock” as an equity security that has a market price of less than $5.00 per share, subject to specific exemptions. The market price of the Company’s Common Stock will potentially be less than $5.00 per share and in such event would be a “penny stock” according to SEC rules, unless the Company is listed on a national securities exchange. Under these rules, broker-dealers that recommend such securities to persons other than institutional accredited investors must comply with specific procedures. If the Company’s Common Stock becomes subject to these rules, broker-dealers may find it difficult to effectuate customer transactions and trading activity in the Company’s securities may be adversely affected. As a result, the market price of the Company’s securities may be depressed, and stockholders may find it more difficult to sell their securities.

Item 2.	Financial Information.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis (MD&A) for Celator relates to Celator’s financial condition and results of operations. The MD&A should be read in conjunction with the accompanying audited consolidated financial statements and related notes for the years ended December 31, 2011, 2010 and for the period November 18, 1999 (date of incorporation) to December 31, 2011 and the unaudited consolidated financial statements and related notes for the six months ended June 30, 2012 and 2011 and for the period November 18, 1999 (date of incorporation) to June 30, 2012. This MD&A contains forward-looking statements that involve risks, uncertainties and assumptions. The actual results may differ from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those set forth under “Risk Factors” and the cautionary statements regarding forward-looking statements in the section titled “Important Factors Regarding Forward-Looking Statements.”

Highlights

Celator, headquartered in Princeton, New Jersey, is a biopharmaceutical company developing therapies to treat cancer. Celator also has operations in Vancouver, British Columbia, Canada which are managed in the wholly-owned subsidiary, Celator Pharmaceuticals Corp. (CPC). Celator has 16 full-time employees, of whom seven hold Ph.D.’s or M.D.’s in their respective areas of expertise.

CombiPlex®, Celator’s drug ratio technology platform, is a distinct nano-scale drug delivery technology platform based on liposomes and nanoparticles. Celator’s lead product, CPX-351 for acute myeloid leukemia (AML), has completed two randomized, controlled Phase 2 studies in over 250 patients with AML and is preparing to enter a Phase 3 study in 240 patients with secondary AML in the fourth quarter of 2012. Celator’s pipeline also includes CPX-1 for colorectal cancer and CPX-571 and CPX-8, both preclinical stage product candidates.

Overview

Celator was founded in 1999 by a team led by Dr. Lawrence Mayer (currently Celator’s President and Head of Research) and Dr. Marcel Bally from the British Columbia Cancer Agency. Celator’s strategy evolved into developing drug combination products based on CombiPlex, Celator’s proprietary drug ratio technology platform.

Since the founding of Celator, $77.2 million has been invested in Research and Development with funds being used in the CombiPlex technology, creating a pipeline of drugs and managing the clinical trials. Celator’s commercial success depends upon its ability, and the ability of any of its future collaborators, to develop, manufacture, market, and sell the product candidates. Numerous United States and foreign issued patents and pending patent applications that are owned by third parties exist in the fields in which Celator is developing products. There is no guarantee that Celator will be able to market or sell any of its products.

Prior to 2011, CPX-351 was manufactured in smaller scale batches for use in preclinical and clinical studies. In 2011, a different contract manufacturer was selected to produce CPX-351 at commercial scale and in a lyophilized (freeze-dried) form. Lyophilizing the drug has enabled Celator to ship to clinical trial sites more economically and with less risk of drug spoilage since the drug no longer has to be kept frozen for the duration of the shipment.

Celator intends to use future net proceeds to fund its development activities including clinical studies, manufacturing development (including capital expenditures), working capital and other general corporate purposes. As of October 26, 2012, Celator had approximately $10.9 million in cash. There remains substantial doubt about Celator’s ability to continue as a going concern without additional funding. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Celator is continuing its efforts to seek equity financings to enhance Celator’s liquidity position.

Celator believes that, based on its current financial resources, an additional $27.0 million will be required to fund its operations past the planned overall survival analysis of the Phase 3 study of CPX-351 patients expected in late 2015, and into the second quarter of 2016. To the extent that the costs of the planned study exceed current estimates or the survival analysis does not occur within the currently anticipated timeframe and Celator is unable to raise sufficient additional capital to cover such additional costs, Celator will need to reduce operating expenses, enter into a collaboration or other similar arrangement with respect to development and/or commercialization rights to CPX-351, out-license intellectual property rights to CPX-351, sell assets or effect a combination of the above. No assurance can be given that Celator will be able to effect any of such transactions on acceptable terms, if at all.

In connection with Celator’s strategy to ensure sufficient funding to finance the Phase 3 study of CPX-351 and because the product manufacturing is now being performed at a third party location, in September 2011 Celator closed the laboratory portion of its facility in Princeton. All the scientific equipment in Princeton was sold and net cash proceeds of approximately $171,000 were received which resulted in a loss on the disposal of property and equipment of $480,000. In advance of the lab closure, six employees were terminated with severance packages totaling $233,000. The Princeton facility retained the office space it had occupied prior to the lab being closed, and continues to lease the office space on a month-to-month basis in order to manage operations including the clinical trials.

During the period from October to December 2011, Celator also closed the laboratory portion of its facility in Vancouver and sold a portion of the scientific equipment at that site receiving net cash proceeds of approximately $116,000 and recording a loss on the disposal of property and equipment of $94,000. In advance of the lab closure, nine employees were terminated with severance packages totaling $284,000. The Vancouver facility retained the office space it had occupied prior to the lab being closed, and leased this space on a month-to-month basis until March 1, 2012 when operations were moved to a smaller office.

In December 2011, certain holders of Series A, B, C and D preferred stock purchased a Convertible Promissory Note (the “Note”) from Celator in the amount of $2.6 million. On August 28, 2012 a further $2.0 million was purchased by the same stock holders. The Note was issued with an interest rate of 8% per annum and interest accrued daily and compounded annually. On February 1, 2012 and August 28, 2012 Additional First and Second Tranche Notes (“Additional Notes”) were purchased in the amount of $423,000. Terms of the Note included an additional amount of four times on the principal of the Additional Notes which was expensed at $1.7 million. The principal amount of the Note and Additional Notes, the accrued interest of $149,000 and four time provision totaling $6.8 million were converted into 1,240,216 Common Stocks on August 28, 2012.

In March 2012, a portion of the Vancouver laboratory equipment was placed on consignment in California to be sold either through auction or on-line sales. Gains and losses from any sales will be accounted for as received. As of June 30, 2012 equipment with a net book value of $25,000 was sold for $5,000 resulting in a loss on disposal of $20,000.

In June 2012, Celator entered into an agreement with LLS pursuant to which the LLS is providing $5.0 million in funding from the LLS TAP for the Phase 3 study of CPX-351. The agreement provides for the LLS to make an upfront payment of $2.0 million to Celator, which was received in July 2012, and further payments totaling an additional $3.0 million on the achievement of clinical milestones. In return, the LLS has agreed to receive a success-based return on the total funding.

In June 2012 Celator entered in to a Loan and Security Agreement with Square 1 Bank. Celator can draw up to $3.0 million until December 15, 2012. On June 22, 2012 the Celator borrowed an initial amount of $1.0 million. On August 17, 2012 the Company drew the remaining $2.0 million The loan bears interest at a rate of 5.5%, and interest only is payable for the first six months until December 15, 2012, after which combined payments of principal and interest are due for a thirty-month period.

On August 28, 2012, Celator’s board of directors and stockholders approved an amendment to the second amended and restated certificate of incorporation. The amendment provided for an 18.7495-to-1 reverse stock split of the outstanding Common Stock and Series A, B, C and D convertible preferred stock, which became effective on August 28, 2012. Retroactively every 18.7495 shares of Capital Stock have been combined into one share of new Common Stock and the number of shares of Common Stock into which each outstanding option to purchase new Capital Stock has been proportionately decreased on an 18.7495-to-1 basis. The exercise price for each outstanding option or warrant to purchase capital stock has been proportionately increased on an 18.7495-to-1 basis.

In August and September, 2012, Celator closed two financings totaling $6.2 million, exclusive of $5.0 million invested by current stockholders of Celator, and issued 1,105,974 shares of Common Stock. Celator offered shares of its Common Stock, $0.001 par value per share, at a per share price of $5.625 pursuant to Section 4(2) of the Securities Act of 1933, as amended and Regulation D under the Securities Act solely to persons who qualified as “accredited investors,” as that term is defined in Rule 501(a) of Regulation D, and pursuant to Regulation S under the Securities Act solely to persons who reside outside the United States.

Results of Operations

Year ended December 31, 2011 compared to the Year ended December 31, 2010

Expenses

Research and Development: Research and Development expenses for 2011 have increased mainly due to the costs associated with lyophilizing CPX-351. Celator charges research and development costs to operations as incurred.

Celator’s research and development expenses were $10.6 million for the year ended December 31, 2011 compared to $9.3 million for the year ended December 31, 2010 reflecting an increase of $1.3 million. The increase in expenses was principally attributable to the $2.9 million cost associated with lyophilizing CPX-351 and the technical transfer of the drug manufacturing process to a new contract manufacturer. Further 2011 increases came from bonuses and salary increase of $174,000. The $2.9 million cost increase was offset by a decrease of $1.8 million in clinical trial costs in 2011 as the trial was nearing completion. Additionally in 2010, Celator received $244,000 in funds under the Qualifying Therapeutic Discovery Project (“QTDP”) which were available under section 48D of the Internal Revenue Code. The QTDP funds were aggregated with the 2010 research and development expenses which lowered overall R&D costs in 2010. The balance of the offset came predominantly from lower intellectual property costs.

Leukemia & Lymphoma Society Funding: Between January 15, 2009 and December 31, 2011, Celator has received $4.0 million in funding under a definitive Agreement with the LLS TAP. The Agreement provided for the LLS to partially fund the Phase 2 study (Study 205) for first relapse AML patients in accordance with specific deliverables and milestones. In 2011, Celator received $263,000 from the TAP program and in 2010 $2.4 million, a year over year decrease of $2.2 million. At December 31, 2011, all the funds had been received under the Agreement except for the final milestone payment of $135,000 which was received in April 2012.

Research Collaboration Income: During 2011 and 2012 Celator has been dependent on only one company for all research collaboration income. Celator received $150,000 in collaboration income in 2011, a decrease of $821,000 from the 2010 amount of $971,000. Three agreements were signed in 2010 totaling $1.1 million and two of these agreements were completed and paid for in full in the amount of $520,000. The third agreement was a two part feasibility study, signed on May 18, 2010 with the second portion of the study (Stage 2b) being triggered by the mutual agreement of both parties and the successful completion of the first study (Stage 2a). The Stage 2a portion of the agreement was signed for $601,000. In 2010, milestones on the Stage 2a study were completed and $451,000 was received. The Stage 2a study was completed in March 2011 and the final $150,000 was received in April 2011. There has been no indication that the Stage 2b portion of the Feasibility Study will be commenced.

General and Administrative: General and administrative expenses consist largely of salaries and related benefits, and other administrative costs, as well as the lease expense for the facilities. In addition, there are external costs for professional fees relating to legal, accounting and tax services.

General and administrative expenses were $3.9 million for the year ended December 31, 2011 compared to $4.6 million for the year ended December 31, 2010 or a decrease of 14%. The decrease in expense was principally attributable to reduction in staff and related benefits and a reduction in overall office expenses.

Loss on Disposal of Property and Equipment: In 2011, Celator recorded a loss on the sale of equipment of $574,000 compared with a $94,000 loss in 2010. The 2011 loss resulted from the sales of scientific equipment in both the Princeton and Vancouver laboratories.

Amortization and Depreciation: Amortization and depreciation expenses were $442,000 for the year ended December 31, 2011 compared to $575,000 for the year ended December 31, 2011, a decrease of $133,000. The decrease in expense was due to the sale of scientific equipment upon closure of both labs.

Other Income and Expenses

Foreign Exchange Gain: In 2011, Celator recognized a foreign exchange gain of $16,000 a decrease of $79,000 from the $95,000 recorded in 2010 due to the increased value of the USD relative to the CAD. Celator considers the foreign subsidiary to be an integrated operation with the functional currency being the US dollar. As such, monetary assets and liabilities of Celator’s operations Canada, denominated in Canadian dollars, are translated into US dollars at the exchange rate prevailing as at the balance sheet date. Exchange gains and losses on translation are included in operations.

Interest and Miscellaneous Income: For the year ended December 31, 2011 Celator recorded $78,000 in other income which was similar to the amount recorded at December 31, 2010 of $72,000, a 9% increase. Interest and miscellaneous income includes interest income from business and investment bank accounts and sub-lease rental income. For the period from March 2009 through to December, 2011, 15,000 square feet of the Vancouver lab and office space was sub-let to a biotechnology firm. Annual income from the sub-lease was $31,000 and was paid on a monthly basis. When the Vancouver lab facilities were closed the sub-lease agreement was terminated and there is no foreseeable future sub-lease income.

During the year ended December 31, 2010 total interest earned on cash in investment accounts was $7,000 higher than in 2011. Average cash balances in 2010 were higher than 2011 resulting in a greater amount of cash being invested.

Non-Cash Financing Costs: Non-cash financing costs for 2011 were $77,000 and for the same period in 2010 Nil. The non-cash financing costs were incurred on the issuance of warrants to holders of the Note. The fair value of the warrants was expensed based on the Black Scholes model.

Interest Expense: Interest expense for the year ended December 31, 2011 was $11,000 compared with $142,000 in December 31, 2010, a decrease of $132,000. On January 31, 2006, Celator entered into a loan agreement with Oxford Finance Corporation. The loans were secured by certain lab equipment, computer equipment, furniture and tenant improvements. Interest was calculated at a rate of 11.05% and amounts loaned, in tranches, were amortized over a 48-month payment period. The total amount loaned was $3.8 million. On June 1, 2011 the last payment was made and the loans were paid in full which resulted in the large decrease in interest expense for 2011.

Six months ended June 30, 2012 compared to the six months ended June 30, 2011

Expenses

Research and Development: Celator’s research and development expenses were $1.7 million for the six months ended June 30, 2012 compared to $6.6 million for the six months ended June 30, 2012 reflecting a decrease of $4.9 million. The decrease in expenses is largely attributable to no drug batches being produced during January to June 2012, a savings of $2.9 million from 2011. Further savings of $837,000 have resulted from the 2011 staff reductions. The balance of the cost decrease is due to the decrease in clinical trial expenditures in 2012 as the trial is nearly completed.

Leukemia & Lymphoma Society Funding: For the six months ended June 30, 2012 Celator received $135,000 from the TAP program compared to $263,000 for the six months ended June 30, 2011. The final milestone payment of $135,000 for Study 205 was due March 31, 2012 and was received in April, 2012.

Research Collaboration Income: Celator received $19,000 during the six months ended June 30, 2012 and $150,000 in collaboration income for the six months ended June 30, 2011, a decrease of $131,000. During 2011 and 2012 Celator has been dependent on only one company for all research collaboration income. A two part feasibility study was signed on May 18, 2010 and was completed in March, 2011 with the final milestone payment of $150,000 being received in April 2011. An additional batch was made in connection with the Stage 2a study in June 2012. An invoice in the amount of $19,000 was issued and paid in June 2012.

General and Administrative: General and administrative expenses were $1.8 million for the six months ended June 30, 2012 compared to $2.0 million for the six months ended June 30, 2011 for a decrease of 9%. The decrease in expense is primarily attributable to reduction in staff and related benefits and a reduction in overall office expenses.

Loss on Disposal of Property and Equipment: For the six months ended June 30, 2012 Celator recorded a loss on the sale of equipment of $20,000 compared with zero for the same six months in 2011. The 2012 loss resulted from the sale of Vancouver lab equipment.

Amortization and Depreciation: Amortization and depreciation expenses were $172,000 for the six months ended June 30, 2012 compared to $271,000 for the six months ended June 30, 2011, a decrease of $99,000. The decrease in expense is due to fewer assets being amortized as a result of the sale of scientific equipment from both labs in late 2011 and early 2012.

Other Income (expenses)

Foreign Exchange Gain (Loss): For the six months ended June 30, 2012 Celator recognized a foreign exchange loss of $8,000 a decrease of $1,000 from the $9,000 recorded for the same period ended June 30, 2011. The difference is due to the decreased value of the US dollar relative to the Canadian dollar. Celator considers the foreign subsidiary to be an integrated operation with the functional currency being the US dollar. As such, monetary assets and liabilities of Celator’s operations in Vancouver, BC, denominated in Canadian dollars, are translated into US dollars at the exchange rate prevailing as at the balance sheet date. Exchange gains and losses on translation are included in operations.

Interest and Miscellaneous Income: For the six months ended June 30, 2012 Celator had $2,000 in interest and miscellaneous income, a decrease of $37,000 from the $39,000 recorded for the same period ended June 30, 2011. Interest and miscellaneous income includes interest income from business and investment bank accounts and sub-lease rental income. For the six month period ended June 30, 2011 sub-lease income was $16,000. When the Vancouver lab facilities were closed the sub-lease agreement was terminated and there was no sub-lease income for the same six month period in 2012. In addition cash balances for the six month period ended June 30, 2011 were significantly higher than for the same period in 2012, which resulted in more interest income in the 2011 period.

Non-Cash Financing Costs: Non-cash financing costs for the six months ended June 30, 2012 were $12,000 and Nil for the same period in 2011. These costs were incurred on the issuance of 1,990 warrants issued with the Note and 17,267 warrants issued on the signing of the Square 1 loan agreement in June, 2012. The fair value of the warrants was expensed based on the Black Scholes model.

Interest Expense: Interest expense for the six months ended June 30, 2012 was $415,000 compared with $6,000 for the six month period ended June 30, 2011 for an increase of $409,000. Interest expense for the six month period ended June 30, 2012 was incurred with the Note and includes an additional cost equal to four times on the principal Additional First Tranche Note of $308,000.

In connection with the Oxford Finance Corporation loan, on June 1, 2011 the last loan payment was made and for the six month period ending June 30, 2011. There was only a minimal amount of interest expense incurred with this loan for the six months ended June 30, 2011.

Liquidity and Capital Resources

Since its inception in 1999, Celator has incurred losses and negative cash flows from operations, and such losses have continued subsequent to June 30, 2012. As of June 30, 2012, Celator had an accumulated deficit of $104.7 million and anticipates incurring additional losses for the foreseeable future. Through to June 30, 2012 substantially all of the Celator’s cash resources have been derived from private investor equity financing, funding from the LLS, the sale of unused net operating tax losses and debt. Celator expects that substantially all of its funding for the foreseeable future will come from equity financing however, there can be no assurance that Celator will be successful. As of October 26, 2012, Celator had approximately $10.9 million in cash and short term investments on hand.

Since inception through June 30, 2012, Celator has used $96.7 million in cash to fund Celator’s operating activities and $7.3 million for capital expenditures. Through June 30, 2012 Celator has funded substantially all of its operations and capital expenditures through private placements of equity totaling $102.9 million net of financing costs, funding from the LLS of $4.1 million and the sale of tax losses in the amount of $2.6 million.

On June 15, 2012 Celator entered in to a Loan and Security Agreement with Square 1 Bank. On June 22, 2012 Celator borrowed $1.0 million and on August 27, 2012 Celator borrowed the remaining balance of $2.0 million.

In July 2012, the upfront payment of $2.0 million from the LLS TAP program was received. Further payments totaling an additional $3.0 million are expected to be achieved once certain clinical milestones have been reached.

On August 28, 2012 and September 28, 2012, Celator closed two financings totaling $6.2 million, exclusive of the $5.0 million Note, and issued 1,105,974 shares of Common Stock. In conjunction with the August 28, 2012 close, the holders of Series A, B, C and D Preferred Stock purchased the remaining available portion of the $5.0 million Note and immediately converted the Note, interest and four time provision into 1,240,216 shares of common stock of Celator.

Management believes that Celator’s current capital resources are only sufficient to meet Celator’s operating requirements into the fourth quarter of 2013 which raises substantial doubt about Celator’s ability to continue as a going concern unless additional funds are raised. Celator is continuing efforts to raise funds through equity financings and enhance its liquidity position. Failure to successfully address ongoing liquidity requirements will have a material adverse effect on the business. If Celator is unable to obtain additional capital on acceptable terms when needed, Celator will need to reduce operating expenses, enter into collaboration or other similar arrangement with respect to development and/or commercialization rights to CPX-351, out license intellectual property rights to CPX-351, sell assets or effect a combination of the above. No assurance can be given that Celator will be able to effect any of such transactions on acceptable terms, if at all.

Off-Balance Sheet Arrangements

Celator does not have any off-balance sheet arrangements.

Contractual Arrangements

Celator has two operating leases related to premises the company occupies in Princeton, NJ and Vancouver, BC. The lease in Princeton, NJ for 6,067 square feet of office space at 303B College Road East, is on a month to month basis with 30 days’ notice at rent of $13,145 per month. In Vancouver, BC, the company sub-leases 1,800 square feet of office space at 1140 West Pender Street at $5,600 per month under a sub-lease that expires March 31, 2013.

Critical Accounting Policies

Celator’s discussion and analysis of its financial condition and results of operations are based on Celator’s financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. The preparation of these financial statements requires Celator to make estimates and judgments that affect the reported amounts of assets, liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and reported amount of revenue and expenses during the reporting period. On an ongoing basis, Celator evaluates its judgments and estimates, including those related to income recognition, long-lived assets, accrued liabilities, share-based payments and income taxes. Celator bases its judgment and estimates on historical experience and various other factors that Celator believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions. The following is a summary of significant accounting policies used in the preparation of these financial statements.

Basis of consolidation

The consolidated financial statements include the accounts of CPI and its wholly-owned subsidiary Celator Pharmaceutical Corp. (“CPC”). All intercompany transactions have been eliminated.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results may differ from those estimates. Significant areas requiring management estimates in the preparation of these consolidated financial statements include, amongst other things, assessment that the going concern assumption is appropriate, assessment of other receivables, accounts payable, accrued liabilities, impairment and amortization of property and equipment, valuation allowance for deferred income taxes, valuation of stock-based compensation and contingencies.

Foreign currency translation and transactions

The functional currency of Celator and its foreign subsidiary is the U.S. dollar. As such, monetary assets and liabilities of Celator’s operation denominated in a currency other than the U.S. dollar are translated into U.S. dollars at the exchange rate prevailing as at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date. Revenue and expenses are translated at the average exchange rates prevailing during the year, with the exception of amortization which is translated at historical exchange rates. Exchange gains and losses on translation are included in operations.

Short-term investments

All of Celator’s investments have a maturity of more than one month and less than one year. As at October 26, 2012, Celator’s investments consisted of money market securities, bank term deposits and guaranteed investment certificates. Interest income is recognized as earned and all investments are carried at amortized cost which approximates fair value due to their short-term nature.

Property and equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line depreciation method as follows:

Computer equipment	4 years
Furniture and office equipment	7 years
Laboratory equipment	10 years
Capital lease equipment	5 years
Leasehold improvements	Lesser of useful life and term of lease

Equipment held under capital lease and leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the related asset. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations. Celator reviews property and equipment to assess recoverability from future operations whenever events and circumstances indicate that the carrying value may not be recoverable. Impairment losses are recognized in operating results when expected undiscounted future cash flows are less than the carrying value of the assets used or disposed of by sale. If impairment is indicated, the asset value is written down to its fair value.

Impairment of property and equipment

Property and equipment is reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of a property and equipment may not be recoverable. Impairment losses are recognized when the carrying amount of property and equipment’s carrying amounts exceeds its fair value.

Research and development and clinical trial expenses

Research and development expenses include costs directly attributable to the conduct of research and development programs, including the cost of salaries, payroll taxes, employee benefits, materials, supplies, maintenance of research equipment, costs related to research collaboration and licensing agreements, the cost of services provided by outside contractors, including services related to the Company’s clinical trials, clinical trial expenses, the full cost of manufacturing drug for use in research, preclinical development, and clinical trials. All costs associated with research are expensed as incurred.

Stock-based compensation

Stock based compensation transactions are recognized as compensation expense in the statement of operations based on their fair values on the date of the grant, with the compensation expense recognized over the period in which a grantee is required to provide service in exchange for the stock award. Additionally, for any unvested awards outstanding at the adoption date, Celator is required to recognize compensation expense over the remaining service period. Prior to December 31, 2005, Celator used the minimum value method of measuring the pro forma amount of equity share options and, as a result, no stock-based compensation is recorded for unvested award granted prior to January 1, 2006. Celator has elected to use the modified prospective transition method as permitted and, accordingly, prior periods have not been restated for comparative purposes. ASC 718 Compensation – Stock Compensation requires an estimate of forfeitures at the time of grant and those estimates must be revised in subsequent periods if actual forfeitures differ from those estimates.

Celator estimated the fair value of options granted using the Black-Scholes option valuation model. This estimate uses assumptions regarding a number of inputs that required us to make significant estimates and judgments. Because Celator does not have publicly traded common stock the expected volatility assumption was based on industry peer information.

Warrants

All warrants granted are valued using the fair value method which is determined by the Black-Scholes pricing model with assumptions for risk free interest rates, dividend yields, volatility factors and an expected life of the warrants. This value is expensed over the life of the warrants or related instrument until such warrants are exercised.

Loss per share

Income (loss) per share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings per share would be calculated, if the Company had positive net earnings, to give effect to the potential dilution that would occur if secured or other contracts to issue common stock were exercised or converted to common stock using the treasury stock method. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common stock at the prevailing market rate. Shares held in escrow and contingently cancellable are included in the computation of basic loss per share.

Income taxes

Celator accounts for income taxes using ASC 740 Income Taxes. ASC 740 Income Taxes is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in Celator’s financial statements or tax returns. In estimating future tax consequences, Income Taxes generally considers all expected future events other than enactments of and changes in the tax law or rates. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized. Valuation allowances are provided if, other considering available evidence it is more likely than not that overall of the deferred tax assets will not be realized.

ASC 740 clarifies the criteria that must be met prior to recognition of the financial statement benefit of a position taken in a tax return. ASC 140 provides a benefit recognition model with a two-step approach consisting of a “more-likely-than-not” recognition criteria, and a measurement attribute that measure a given tax position as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement. ASC 740 also requires the recognition of liabilities created by differences between tax positions taken in a tax return and amounts recognized in the financial statements.

Investment tax credits relating to scientific research and experimental development are accounted for in operations. To the extent there is reasonable assurance the credits will be realized, they are recorded in the period the related expenditure is made as a reduction of current operating expenses (tax recovery).

Significant categories of financial instruments

Financial assets
Cash	Loans and receivables
Restricted cash	Loans and receivables
Short-term investments	Loans and receivables
Other receivables	Loans and receivables

Financial liabilities
Accounts payable	Other financial liabilities
Loans payable	Other financial liabilities

FASB Accounting Standards Codification Topic 820, Fair Value Measurements requires disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures regarding the level of disaggregation and the inputs and valuation techniques used to measure fair value.

ASC 820-10 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

ASC 820-10 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820-10 establishes three levels of inputs that may be used to measure fair value:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, such as: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Segment reporting

Celator has identified its United Sates and Canadian operations as geographic segments. Intersegment transactions and balances have been eliminated in the preparation of the segmental analysis note.

Accounting standards issued but not effective

In May 2011, the Financial Accounting Standards Board (“FASB”) issued amendments to disclosure requirements for common fair value measurement. These amendments, effective for the interim and annual periods beginning on or after December 15, 2011 (early adoption is prohibited), provide common definitions of fair value and common fair value measurements and disclosure requirements between U.S. GAAP and International Financial Reporting Standards (“IFRS”). Consequently, the amendments change some fair value measurement principles and disclosure requirements. The adoption of this amended accounting guidance is not expected to have a material impact on the Celator’s consolidated financial position and results of operations.

In June 2011, the FASB issued amendments to disclosure requirements for the presentation of comprehensive income. This guidance, effective retrospectively for the interim and annual periods beginning on or after December 15, 2011 (early adoption is permitted), requires the presentation of total comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. Celator early adopted this amendment on January 1, 2011. The adoption of this amended accounting guidance did not have a material impact on the Celator’s consolidated financial position and results of operations.

In July 2012, FASB issued amendments to accounting guidance relating to the testing of indefinite-lived intangible assets for impairment. The new guidance, effective for annual and interim impairment tests of indefinite-lived intangible assets performed for fiscal years beginning after September 15, 2012 (early adoption is permitted), provides an entity with the option to make a qualitative assessment about the likelihood that an indefinite-lived intangible asset is impaired to determine whether it should perform a quantitative impairment test. The amendments also enhance the consistency of impairment testing guidance among long-lived asset categories by permitting an entity to assess qualitative factors to determine whether it is necessary to calculate the asset’s fair value when testing an indefinite-lived intangible asset for impairment, which is equivalent to the impairment testing requirements for other long-lived assets. The adoption of this amended accounting guidance is not expected to have a material impact on the Celator’s consolidated financial position and results of operations.

Cautionary Note Regarding Forward-Looking Statements

The Securities and Exchange Commission, referred to herein as the SEC, encourages companies to disclose forward looking information so that investors can better understand a company’s future prospects and make informed investment decisions. Certain statements that the Company may make from time to time, including, without limitation, statements contained in this c constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.

Words such as “may,” “anticipate,” “estimate,” “expects,” “projects,” “intends,” “plans,” “believes” and words and terms of similar substance used in connection with any discussion of future operating or financial performance, identify forward-looking statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include, among other things:

•	if Celator is unable to raise substantial additional funding, it will be unable to complete the development and potential commercialization of CPX-351

•

raising additional funds by issuing securities, or through licensing or lending arrangements may cause dilution to Celator’s existing stockholders, restrict Celator’s operations or require it to relinquish proprietary rights

•	the regulatory approval process is uncertain and may prevent Celator from obtaining approval for the commercialization of the product candidates

•	Celator will rely on third-party distributors and manufacturers for the supply of CPX-351 and there is no guarantee that Celator can procure sufficient quantities of drug to supply the Phase 3 study

•

if third parties upon which Celator relies to manufacture its product fail to obtain products at acceptable quality levels or prices, Celator’s development and commercialization of any of its product candidates could be stopped, delayed or made less profitable

•	Celator’s products may be subject to technology risks that may restrict or prevent their development and commercialization

•	the failure to enroll patients in clinical studies may cause delays in developing CPX-351

•

the results of preclinical studies and early clinical studies are not necessarily predictive of future results and any product candidate Celator advances, if any, may not have favorable results in later clinical studies or receive regulatory approval

•

the company may not be successful in protecting and enforcing its proprietary technologies and its intellectual property, and third party intellectual property may limit or interfere with, or eliminate its ability to make, use and sell the Company’s products.

•	other factors discussed under “Risk Factors.”

In light of these assumptions, risks and uncertainties, the results and events discussed in the forward looking statements contained in this registration statement might not occur. You are cautioned not to place undue reliance on forward looking statements which speak only as of the date of this registration statement. Celator is not under any obligation, and Celator expressly disclaims any obligation, to update or alter any forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable law. All subsequent forward looking statements attributable to Celator, or to any person authorized to act on Celator’s behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

Item 3.	Properties.

The Company’s corporate and executive office is located in Princeton, New Jersey. The Company also has an office in Vancouver, British Columbia. The Company believes that its existing facilities are adequate to meet current requirements. The Company does not own any real property.

Item 4.	Security Ownership of Certain Beneficial Owners and Management.

The following table lists the beneficial ownership of the Company’s Common Stock as of September 30, 2012 by each of the Company’s executive officers and directors, all executive officers and directors as a group and each person known to the Company to beneficially own more than 5% of the outstanding shares of the Company’s Common Stock.

Name of director, executive officer, group or 5% beneficial owner(1)	Shares of Common Stock Beneficially Owned(2)	Ownership Percentage(2)

Scott T. Jackson	253,608	1.8%
Lawrence Mayer, Ph.D.	188,401	1.4
David Wood	57,540	*
Joseph A. Mollica, Ph.D.	26,667	*
Kenneth Galbraith	—	*
Richard S. Kollender	—	*
Nicole Vitullo	—	*
Alex Zisson	—	*
All executive officers and directors as a group (8 persons)	526,211	3.8

5% beneficial owners:
Domain Partners VI, L.P and DP VI Associates, L.P. One Palmer Square, Suite 515 Princeton, NJ 08542	2,284,693	16.8

Name of director, executive officer, group or 5% beneficial owner(1)	Shares of Common Stock Beneficially Owned(2)	Ownership Percentage(2)

Thomas, McNerney & Partners II, L.P., TMP Nominee II, LLC and TMP Associates II, L.P. One Stamford Plaza, Suite 1600 263 Tresser Boulevard Stamford, CT 06901	2,243,270	16.5
Ventures West 7 Limited Partnership and Ventures West 7 Limited Partnership Suite 400 999 West Hastings Street Vancouver, BC Canada V6C 2W2	2,031,075	14.9
Quaker BioVentures L.P. Garden State Life Sciences Venture Fund, L.P. Cira Centre 2929 Arch Street Philadelphia, PA 19104	1,803,739	13.3
TL Ventures V L.P. and TL Ventures V Interfund L.P. Building 700 435 Devon Park Drive Wayne, PA 19087	1,573,608	11.6
Working Opportunity Fund (EVCC) Ltd. 2600-1055 West Georgia Street Vancouver, BC Canada V6E 3R5	1,527,997	11.2
BDC Capital Inc. c/o Go Capital 380 rue St-Antoine Suite 2000 Montréal Quebec Canada H2Y 3X7	1,053,364	7.8

*	Less than 1%.
(1)	With respect to directors, individual percentages do not include ownership by the fund with which the director is affiliated.
(2)	Ownership percentage includes the following shares the person has the right to acquire upon exercise of warrants, options or other convertible securities that the person has the right to exercise within 60 days: Mr. Jackson, 253,608 shares; Mr. Mayer, 175,167 shares; and Mr. Wood, 57,540 shares. None of the shares beneficially owned by directors or executive officers of the Company are pledged as security for a loan.

Item 5.	Directors and Executive Officers.

The following table sets forth information regarding the Company’s executive officers, directors, key employees and consultants.

Management Team

Name	Age	Position

Scott T. Jackson	47	Chief Executive Officer
Lawrence Mayer, Ph.D	57	President, Head of Research
David Wood	55	Head of Finance

Board of Directors

Name	Age	Position

Joseph A. Mollica, Ph.D.	71	Director, Chairman
Scott T. Jackson	47	Director, Chief Executive Officer
Kenneth Galbraith	49	Director
Richard S. Kollender	43	Director
Nicole Vitullo	55	Director
Alex Zisson	43	Director

Biographical Information

Executive Officers

Scott T. Jackson, R.Ph., M.B.A., Chief Executive Officer

Mr. Jackson was appointed to his current position in April 2008. He joined Celator in 2007 as Head of Commercial Development. Mr. Jackson has more than 20 years of experience in the pharmaceutical and biotechnology industry and has held positions of increasing responsibility in sales, marketing, and commercial development at Eli Lilly & Co., SmithKline Beecham, ImClone Systems Inc., Centocor (Johnson & Johnson), Eximias Pharmaceuticals and YM BioSciences. He has been an integral part in the development and commercialization of numerous products, including the following oncology products that are currently available to patients: Hycamtin®, Kytril®, Bexxar® and Erbitux®. Mr. Jackson holds a B.S. in Pharmacy from the Philadelphia College of Pharmacy and Science (now known as the University of the Sciences in Philadelphia) and an M.B.A. from the University of Notre Dame.

Lawrence Mayer, Ph.D., President and Head of Research

Dr. Mayer co-founded the Company in 1999. He has played a lead role in the discovery and development of numerous drugs through Phase 2 clinical studies, several of which achieved market approval. He held senior management positions at The Canadian Liposome Company and QLT Inc. before joining the BC Cancer Agency, where he established and directed the Investigational Drug Program. Celator was formed as a spin-out of the research conducted in Dr. Mayer’s laboratory at the BC Cancer Agency. Dr. Mayer has authored more than 200 scientific publications and has more than 35 patents awarded or pending. Dr. Mayer received his B.S. in both Chemistry and Biology, summa cum laude, from Wartburg College and his Ph.D. in Biochemistry from the University of Minnesota.

David Wood, M.B.A., C.M.A., Head of Finance and Corporate Development

Mr. Wood has over 25 years experience in management positions in both large corporations and early stage companies in Canada and the UK. Prior to joining Celator in 2003, he was Managing Director of Cubist Pharmaceuticals (UK) Ltd., Senior Director, International Operations of Cubist Pharmaceuticals Inc. and Finance Director at TerraGen Discovery, Inc., Vancouver, BC. During the 15 years working in the biopharmaceutical industry, he has overseen several merger and acquisition transactions and numerous financings. Mr. Wood began his career in the finance and exploration departments at Chevron Corp. He received an M.B.A. from the University of Western Ontario, a B.Sc. Honors in Biology, Queen’s University, and a C.M.A. accounting designation.

Directors

Joseph A. Mollica, Ph.D.

Dr. Mollica has served as a director of Celator and Chairman of the Board of Directors of Celator since 2007. From 2004-2008 Dr. Mollica served as Chairman of the Board of Pharmacopeia Drug Discovery, Inc. a biopharmaceutical company focused on drug discovery and development. From 1994-2004, Dr. Mollica served as the Chairman of the Board of Directors, President and Chief Executive Officer of Accelrys, Inc., the former parent of Pharmacopeia Drug Discovery. From 1987-1993 Dr. Mollica served as Vice President, Medical Products of DuPont company and then as President and CEO of DuPont Merck Pharmaceutical Company from 1991-1993. At CIBA-Geigy where he was employed from 1966-1986 he served in a variety of positions of increasing responsibility, rising to Senior Vice President of CIBA-Geigy’s Pharmaceutical Division. Currently, Dr. Mollica is on the Board of Neurocrine Biosciences (NASDAQ: NBIX) and in the past 20 years has served on more than a dozen public as well as private companies and not for profit boards. He received his B.S. from The University of Rhode Island and M.S. and Ph.D. from the University of Wisconsin and a Sc.D. h.c. from the University of Rhode Island.

Kenneth Galbraith

Mr. Galbraith has been a director of Celator since 2008. Mr. Galbraith joined Ventures West in 2007 and leads the firm’s biotech practice. Mr. Galbraith has over 20 years of experience acting as an executive, director, investor and advisor to companies in the biotechnology, medical device, pharmaceutical and healthcare sectors. In 2006, Mr. Galbraith served as the Chairman and Interim CEO of AnorMED, a biopharmaceutical company focused on new therapeutic products in hematology, HIV and oncology, until its sale to Genzyme Corporation in a cash transaction worth almost US$600 million. Previously, Mr. Galbraith spent 13 years in senior management with QLT Inc., a global biopharmaceutical company specializing in developing treatments for eye diseases and oncology, retiring in 2000 from his position as Executive VP and CFO. Mr. Galbraith was a founding Director of the BC Biotechnology Alliance and served as Chairman of the Canadian Bacterial Diseases Network, one of Canada’s federally-funded Networks for Centers of Excellence (“NCE”). He was also a director of the Michael Smith Foundation for Health Research and the Fraser Health Authority. He currently serves as the Past Chair of the Vancouver Aquarium Marine Science Centre (one of the world’s leading aquariums) and is a Director of Genome BC. He has served on the board of directors of several public and private biotechnology companies located in Canada and the United States, including Angiotech Pharmaceuticals (OTC: ANPIQ.PK) and Cardiome Pharma (NASDAQ:CRME). He is currently on the board of Tekmira Pharmaceuticals (NASDAQ: TKMR). For Ventures West, he currently serves as a Director of Alder Biopharmaceuticals, Aquinox Pharmaceuticals, Celator, MacroGenics, NeurAxon and Presidio Pharmaceuticals. Mr. Galbraith is a Chartered Accountant. Mr. Galbraith has a Bachelor of Commerce (Honors) from the University of British Columbia.

Richard S. Kollender, M.B.A.

Mr. Kollender has been a Board Observer of Celator since 2005 and became a director of the Company in August 2012. Mr. Kollender joined Quaker Partners in 2003 and was promoted to Partner in 2005. Previously, he held positions in sales, marketing and worldwide business development at GlaxoSmithKline. He also served as investment manager at S.R. One where he evaluated potential investment opportunities, performed due diligence, structured and negotiated investments and worked with management teams to execute their strategies following investment. Mr. Kollender began his career as a Certified Public Accountant with KPMG Peat Marwick with an emphasis on the healthcare and emerging businesses sectors. Current Board responsibilities include; Insmed (NASDAQ: INSM), Precision Therapeutics, and Rapid Micro Biosystems. Prior Board participation included; Medmark (acquired by Walgreen Co.), NuPathe (NASDAQ: PATH), TargetRx (acquired by ImpactRx); and Transport Pharmaceuticals. In addition, Mr. Kollender is a Public Policy Committee Member for Pennsylvania Bio, and an Advisory Committee Member for Mid-Atlantic Venture Association. Mr. Kollender is a Certified Public

Accountant, a member of both the American and Pennsylvania Institutes of Certified Public Accountants, and an Adjunct faculty member at Lehigh University. Mr. Kollender has a B.A. from Franklin and Marshall College and an M.B.A. and Health Administration and Policy degrees (with Honors) from the University of Chicago.

Nicole Vitullo, M.B.A.

Ms. Vitullo has been a director of Celator since 2005. She joined Domain in 1999 and became a Partner in 2004. Present board memberships include, Achillion Pharmaceuticals (NASDAQ: ACHN), Celator, Durata Therapeutics (NASDAQ: DRTX), Esperion Therapeutics, Marinus Pharmaceuticals and VentiRx Pharmaceuticals. Past board memberships include Calixa Therapeutics, Cerexa, Eunoe and Onyx Pharmaceuticals (NASDAQ: ONXX). In addition to investment responsibilities, she is involved in the distribution/liquidation strategies for the public companies in Domain’s Venture Capital portfolios. From 2000 to 2011, Ms. Vitullo was responsible for Domain Public Equity Partners L.P., a fund focused on private investments in public companies. From 1992-1999, Ms. Vitullo was Senior Vice President at Rothschild Asset Management, Inc. where she had responsibility for the United States public market investments of International Biotechnology Trust plc and Biotechnology Investments Limited. From 1991-1992, Ms. Vitullo served as the Director of Corporate Communications and Investor Relations at Cephalon, Inc., then a publicly traded biotechnology company. Prior to Cephalon, Ms. Vitullo spent 12 years at Eastman Kodak, most recently in Corporate Development, where she was involved in the development and management of Kodak’s venture capital activities. Mr. Vitullo received a B.A. and an M.B.A from the University of Rochester.

Alex Zisson

Mr. Zisson has been a Director of Celator since 2010. He joined Thomas, McNerney & Partners in 2002 and is currently a board member of Celator, Clarus Therapeutics, Inc., Tranzyme Pharma, Inc. (NASDAQ: TZYM) and InnoPharma, Inc. Before joining Thomas, McNerney & Partners, he spent 11 years in the research department at Hambrecht & Quist (and its successor firms Chase H&Q and JPMorgan H&Q). During his tenure at H&Q, Alex led research teams covering the biotechnology, specialty pharmaceutical, large-cap pharmaceutical, drug delivery and diagnostic industries. After the merger of Chase H&Q and JPMorgan, he became the firm’s Health Care Strategist. Mr. Zisson was named twice in The Wall Street Journal’s All-Star Analysts Survey, including during his last year at JPMorgan when he placed in all three categories: stock picking (#1 in pharmaceuticals), earnings estimate accuracy (tied for #2), and ‘home run’ hitting (#8 across all industries). Mr. Zisson received a B.S. (magna cum laude) from Brown University.

Board Composition and Director Independence

The Company’s business and affairs are organized under the direction of its board of directors, which currently consists of six members. The Company considers each director, other than Mr. Jackson, to be an independent director using the standards under the rules of the Nasdaq Stock Market. The primary responsibilities of the board of directors are to provide oversight, strategic guidance, counseling and direction to the Company’s management.

Each director is elected for a term of one year and shall hold office until a successor is elected and qualified or until the director resigns or is removed. Any director may be removed, with or without cause, by the holders of a majority of shares then entitled to vote at a meeting for the election of directors. Vacancies occurring on the board of directors will be filled by the vote of a majority of the remaining directors.

The board of directors may, by resolution passed by a majority of the whole board of directors, designate one or more committees, each committee to consist of one or more of the directors of the corporation. The board of directors of Celator currently has three committees:

Governance Committee:

Nicole Vitullo – Chair

Joseph A. Mollica, Ph.D.

Audit Committee:

Richard S. Kollender – Chair

Kenneth Galbraith

Alex Zisson

Compensation Committee:

Kenneth Galbraith – Chair

Richard S. Kollender

Alex Zisson

Item 6.	Executive Compensation

Summary Compensation Table

The following table shows the compensation the Company paid during 2011 for services rendered in all capacities to the Company’s Chief Executive Officer, the President and Head of Research and the Head of Finance, who serves as the Company’s chief financial officer and chief accounting officer (the “named executive officers”).

Executive Officer Name and Principal Position	Year	Salary	Bonus)	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	All Other Compensation	Total
Scott Jackson, Chief Executive Officer	2011	$310,000	—	—	—	—	—	$310,000

Lawrence Mayer, Ph.D, President and Head of Research	2011	307,601	—	—	—	—	—	307,601

David Wood, Head of Finance (chief financial and accounting officer)	2011	247,253	—	—	—	—	—	247,253

Outstanding Equity Awards at Fiscal Year-End 2011

The following table summarizes the outstanding equity awards the named executive officers held at December 31, 2011:

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options(#)	Option Exercise Price($)	Option Expiration Date
Scott Jackson	38,135	—	—	$3.37	12/4/2017
	184,051	31,422	—	2.44	3/5/2019

Lawrence Mayer	7,922	—	—	2.81	12/19/2012
	17,795	—	—	2.81	12/19/2012
	2,401	—	—	2.81	12/12/2013
	8,001	—	—	2.81	12/30/2014
	62,829	—	—	2.25	5/24/2015
	48,002	—	—	2.25	3/22/2016
	28,217	—	—	3.37	7/10/2017

David Wood	4,001	—	—	2.81	4/21/2013
	1,334	—	—	2.81	12/12/2013
	7,201	—	—	2.81	12/30/2014
	19,734	—	—	2.25	5/24/2015
	16,001	—	—	2.25	3/22/2016
	9,269	—	—	3.37	7/10/2017

The table above reflects the reverse stock split effected by the Company on August 28, 2012. None of the named executive officers exercised stock options during 2011.

The following section discusses the current executive compensation with respect to Celator’s executive officers.

Chief Executive Officer

Celator entered into an employment letter agreement with Scott T. Jackson on October 1, 2007. The agreement letter was amended July 9, 2008 coincident with Mr. Jackson assuming the position of Chief Executive Officer of Celator on July 1, 2008. Mr. Jackson’s employment agreement will continue until terminated by him or by the Company. Mr. Jackson will serve as Chief Executive Officer of the Company.

Base Salary, Bonus, Benefits: Mr. Jackson will receive an annual base salary of $310,000. In addition, Mr. Jackson will be eligible to earn an annual cash performance bonus, based upon achievement of annual performance goals and objectives set by the board of directors each year, with a target bonus of 30% of his base salary and a special bonus of up to 15% of base salary, based on the achievement of clear and specific “stretch” performance goals, which shall be separate and distinct from the annual goals. In addition, Mr. Jackson is entitled to participate in any employee benefit plans that the Company may from time to time have in effect for its employees. The Company will reimburse Mr. Jackson for reasonable business expenses incurred in the discharge of duties in accordance with the general practices and policies of the Company and subject to the Company’s annual expense budget.

Stock Options: Pursuant to the terms of the employment agreement, Mr. Jackson was granted the option to purchase any part or all of a total of 38,135 shares of Common Stock at $3.37 per share under the Celator Amended and Restated 2005 Equity Incentive Plan (“ESOP”), all of which have vested. Pursuant to the July 9, 2008 amendment to the agreement letter, Mr. Jackson was granted the option to purchase any part or all of a total of an additional 215,473 shares of Common Stock under the Celator ESOP at an exercise price of $2.44 per share.

Termination: Mr. Jackson may resign from the Company at any time, with 30 business days’ notice. The Company may terminate Mr. Jackson’s employment at any time, without cause as defined in the agreement, by giving Mr. Jackson ten business days’ written notice of termination. However, the Company may pay Mr. Jackson his base salary for the period of notice in lieu of providing such notice.

Pursuant to his employment agreement, if Mr. Jackson’s employment is terminated by the Company without cause, the Company will pay Mr. Jackson (A) as a lump sum on the last day of employment, the portion of base salary that has been earned through the last day and is then payable, but has not yet been paid and (B) an additional six months of pay, at the current monthly salary rate as severance, subject to all applicable tax deductions and withholdings; provided, however, that this severance shall not be paid or owed unless a legally binding general release is signed and delivered to the Company of all claims against the Company, its officers, directors, representatives, employees, stockholders and any other persons or entities that may be claimed to be liable as a result of or arising from the employment relationship or otherwise.

Termination for Cause: If Mr. Jackson’s employment is terminated for cause, as defined in the agreement, or by voluntary resignation, Mr. Jackson will receive only the portion of his base salary that has been earned and is then payable, but has not yet been paid. Such sum, if any, shall be paid in a lump sum on the last day of employment.

The treatment of any vested or unvested stock options is subject to rules as described in the ESOP.

Restrictive Covenants: During his employment and for one year following the termination of his employment for any reason, Mr. Jackson is prohibited from engaging in any business that develops fixed ratio combination chemotherapies within the geographic area in which the Company does business, which is deemed to be worldwide, and he is subject to a non-disparagement clause. He is also subject to certain covenants related to confidential information, trade secrets, return of property and invention assignment.

President and Head of Research

Celator entered into an employment and key person agreement letter with Lawrence D. Mayer on December 19, 2001. Dr. Mayer’s employment agreement will continue until terminated by him or by the Company.

Base Salary, Bonus, Benefits: Dr. Mayer will receive an annual base salary of $307,601. In addition, Dr. Mayer will be eligible to earn an annual cash performance bonus, based upon achievement of annual performance goals and objectives set by the board each year, with a target bonus of 20% of his base salary. In addition, Dr. Mayer is entitled to participate in any employee benefit plans that the Company may from time to time have in effect for its employees. The Company will reimburse Mr. Mayer for reasonable business expenses incurred in the discharge of duties in accordance with the general practices and policies of the Company and subject to the Company’s annual expense budget.

Stock Options: During the period of his employment, Dr. Mayer was granted the option to purchase any part or all of a total of: 110,831 shares at an exercise price of $2.25 per share, 36,119 shares at an exercise price of $2.81 per share and 28,217 shares at an exercise price of $3.37 per share.

Termination: Dr. Mayer may resign from the Company at any time, with three months’ notice. The Company may terminate Dr. Mayer’s employment at any time, without cause as defined in the agreement, by giving Dr. Mayer notice and pay equal to base salary for twelve months in monthly installments and any accrued and unpaid bonuses.

Termination for Cause: If Dr. Mayer’s s employment is terminated for cause Mr. Mayer will receive only his portion of the base salary that has been earned and is then payable, but has not yet been paid.

The treatment of any vested or unvested stock options is subject to rules as described in the ESOP.

Restrictive Covenant: During his employment and for one year following the termination of his employment for any reason, Dr. Mayer is prohibited from engaging in any business that competes with the Company, and is also subject to certain covenants related to confidential information, trade secrets, return of property, and invention assignment.

Chief Financial Officer, Head of Finance and Corporate Development

Celator entered into an employment agreement with David Wood on April 21, 2003. Mr. Wood’s employment will continue until terminated by him or by the Company. Mr. Wood will be employed as the Company’s Head of Finance and Corporate Development.

Base Salary, Bonus, Benefits: Mr. Wood will receive an annual base salary of $247,253. In addition, Mr. Wood will be eligible to earn an annual cash performance bonus, based upon achievement of annual performance goals and objectives set by the board of directors each year, with a target bonus of 20% of his base salary. In addition, Mr. Wood is entitled to participate in any employee benefit plans that the Company may from time to time have in effect for its employees. The Company will reimburse Mr. Wood for reasonable business expenses incurred in the discharge of duties in accordance with the general practices and policies of the Company and subject to the Company’s annual expense budget.

Stock Options: During the period of his employment, Mr. Wood was granted the option to purchase any part or all of 12,536 shares at an exercise price of $2.81 per share, 35,735 shares at an exercise price of $2.25 and 9,269 shares at an exercise price of $3.37 per share.

Termination: The employment agreement of April 21, 2003 stated that Mr. Wood may resign from the Company at any time, with one calendar month’s notice. The Company may terminate Mr. Wood’s employment at any time, without cause as defined in the agreement, by giving Mr. Wood six month’s written notice of termination. However the Company may pay Mr. Wood his base salary for the period of notice in lieu of providing such notice.

Termination for Cause: The Company may terminate Mr. Wood’s employment for cause at any time without any notice, severance or other payments.

The treatment of any vested or unvested stock options is subject to rules as described in the ESOP.

Restrictive Covenants: During his employment and for one year following the termination of his employment for any reason, Mr. Wood is prohibited from conducting or being engaged in, or advising investors in, or giving financial assistance to, any business, enterprise or undertaking that is involved in a business that is competitive with or similar to the Company or any product or service of the Company. He is also subject to certain covenants related to confidential information, trade secrets, return of property, and invention assignment.

Director Compensation

In 2011, non-executive members of the Company’s board of directors were paid $1,500 for attendance at meetings of the board of directors that lasted more than one hour and $1,000 if the director participated in the meeting by telephone. The Company’s board of directors have determined not to pay any meeting fees in 2012. The Company’s chairman of the board is paid a retainer of 4,166.66 per month ($50,000 per year). The following table sets forth a summary of the compensation the Company paid to its non-officer directors during 2011:

Name	Fees earned or paid in cash	Total

Joseph A. Mollica, Ph.D.	$50,000	$50,000
Kenneth Galbraith*	$4,500	$4,500
Brenda Gavin*	$4,500	$4,500
Nicole Vitullo*	$6,000	$6,000
Alex Zisson*	$4,500	$4,500

*	The fees paid with respect to each of these directors were paid to the respective venture capital fund with which the director is affiliated. Ms. Gavin’s service as a director ceased in August 2012.

Item 7.	Certain Relationships and Related Transactions, and Director Independence.

Other than participation in the Company’s financings over the previous three years, as describe in Item 10 “Recent Sales of Unregistered Securities” of this Form 10 registration statement, there have been no related person transactions. The Company believes that all of its directors, other than Mr. Jackson, are independent using the standards for independence established by the Nasdaq Stock Market.

Item 8.	Legal Proceedings.

The Company is not a party, nor is any of its property subject, to any legal proceedings.

Item 9.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

Not applicable.

Item 10.	Recent Sales of Unregistered Securities.

The following sales of unregistered securities occurred from during the past three years The information reflects the reverse stock split effected by the Company on August 28, 2012.

•

From December 2009 through August 2012, the Company issued 1,224 shares of Common Stock upon exercise of employee stock options at an aggregate exercise price of $3,233.88, in reliance upon Rule 701 under the 1933 Act.

•

In August 2010 and June 2011, the Company issued shares of Series D Convertible Preferred Stock at an aggregate purchase price of $20,000,002. A portion of the consideration was $2,500,000 of convertible promissory notes issued in May 2010. The June 2011 tranche also included the issuance of warrants to purchase Series Convertible Preferred Stock. The Company relied upon Regulation D and Section 4(2) (now Section 4(a)(2)) under the 1933 Act and Regulation S under the 1933 Act.

•

In December 2011, February 2012 and August 2012, the Company issued promissory notes for aggregate proceeds of $5,000,000 and warrants to purchase stock in June 2012 and August 2012 in connection with those notes, in reliance upon Regulation D and Section 4(2) (now Section 4(a)(2)) under the 1933 Act and Regulation S under the 1933 Act.

•

On August and September, 2012, Celator closed a financing of $6.2 million, exclusive of $5.0 million invested by current stockholders of Celator, and issued 1,105,974 shares of Common Stock. The Company relied upon Regulation D and Section 4(2) (now Section 4(a)(2)) under the 1933 Act and Regulation S under the 1933 Act.

•

In August 2012, the Company issued an aggregate of 1,299,395 shares of Common Stock in conversion of the promissory notes issued in December 2011, February 2012 and August 2012. Also, the warrants to purchase shares of stock issued in June 2012 and August 2012 converted into warrants to purchase an aggregate of 17,267 shares of Common Stock at an exercise price of $5.21 per share and warrants to purchase an aggregate of 116,239 shares of Common Stock at $5.21 per share. The Company relied upon the exemption under Section 3(a)(9) in connection with these conversion transactions.

•

In August 2012, the Company issued an aggregate of 12,385,357 shares of Common Stock in conversion of the Company’s outstanding shares of the Company’s convertible preferred stock. The Company relied upon the exemption under Section 3(a)(9) in connection with these conversion transactions.

Item 11.	Description of Registrant’s Securities to be Registered.

As of September 30, 2012, the Company’s authorized capital stock consisted of 255,000,000 shares of Common Stock, par value $0.001 per share, and 232,162,828 shares of preferred stock, par value $0.001 per share, of which 13,208,416 shares of Common Stock were issued and outstanding and held by approximately 200 holders of record. No shares of preferred stock were outstanding. As of September 30, 2012, the following stock options and warrants to purchase shares of Common Stock were outstanding:

•	982,752 shares of the Company’s Common Stock issuable upon the exercise of stock options outstanding as of September 30, 2012 at a weighted average exercise price of $2.60 per share.

•	37,762 shares of the Company’s Common Stock available for future issuance as of September 30, 2012 under the Company’s equity plans.

•	12,445 shares of the Company’s Common Stock issuable upon the exercise of warrants outstanding as of September 30, 2012 at a weighted average exercise price of $11.25 per share.

•	239,821 shares of the Company’s Common Stock issuable upon the exercise of warrants outstanding as of September 30, 2012 at a weighted average exercise price of $5.2123 per share.

•	17,267 shares of the Company’s Common Stock issuable upon exercise of warrants issued to Square 1 Bank at an exercise price of $5.2123 per share.

The following is a summary of the material rights of the Company’s Common Stock and preferred stock as set forth in its certificate of incorporation, as amended from time to time.

Common Stock

Voting Rights. Each holder of Common Stock is entitled to one vote for each share of Common Stock held on all matters submitted to a vote of the stockholders, including the election of directors. The certificate of incorporation and by-laws do not provide for cumulative voting rights.

Dividends. Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of outstanding shares of Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

Liquidation. In the event of liquidation, dissolution or winding up, holders of Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of debts and other liabilities of the Company, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Rights and Preferences. Holders of Common Stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the Common Stock. The rights, preferences and privileges of the holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that the Company may designate and issue in the future.

Fully Paid and Nonassessable. All of outstanding shares of Common Stock are fully paid and nonassessable.

Preferred Stock Authorized – Potential Anti-Takeover Effect

Under the Company’s certificate of incorporation, its board of directors has the authority, without further action by the stockholders, to issue additional shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

The Company’s board of directors may authorize the issuance of additional preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the Common Stock or preferred stock. The issuance of additional preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in the Company control and may adversely affect the value of the Common Stock and preferred stock and the voting and other rights of the holders of Common Stock and preferred stock.

Item 12.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the 1933 Act.

As permitted by the Delaware General Corporation Law, the Company’s certificate of incorporation contains provisions that eliminate the personal liability of its directors for monetary damages for any breach of fiduciary duties as a director, except liability for the following:

•	any breach of the director’s duty of loyalty to the Company or its stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases); or

•	any transaction from which the director derived an improper personal benefit.

As permitted by the Delaware General Corporation Law, the Company’s amended and restated bylaws provide that:

•	the Company is required to indemnify its directors and executive officers to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions;

•	the Company may indemnify its other employees and agents as set forth in the Delaware General Corporation Law;

•

the Company is required to advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions; and

•	the rights conferred in the bylaws are not exclusive.

The Company has entered, and intends to continue to enter, into separate indemnification agreements with its directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the Company’s certificate of incorporation and restated bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving a director or executive officer of the Company regarding which indemnification is sought. The indemnification provisions in the Company’s restated certificate of incorporation, restated bylaws and the indemnification agreements entered into or to be entered into between the Company and each of its directors and executive officers may be sufficiently broad to permit indemnification of the Company’s directors and executive officers for liabilities arising under the 1933 Act. Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable.

The Company currently carries liability insurance for its directors and officers.

Item 13.	Financial Statements and Supplementary Data.

The information required by this Item maybe found beginning on F-1 of this Form 10.

Item 14.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 15.	Financial Statements and Exhibits

(a)	Financial Statements filed as part of this registration statement:

(1) Financial Statements

Page
Independent Auditor’s Report	F-1-F-2
Consolidated statements of loss and comprehensive loss years ended December 31, 2011, 2010 and for the period November 18, 1999 (date of incorporation) to December 31, 2011	F-3
Consolidated balance sheets years ended December 31, 2011, 2010	F-4
Consolidated statement of changes in stockholders’ equity years ended December 31, 2011 and for the period November 18, 1999 (date of incorporation) to December 31, 2011	F-5
Consolidated statements of cash flows for the years ended December 31, 2011, 2010 and for the period November 18, 1999 (date of incorporation) to December 31, 2011	F-6
Notes to consolidated financial statements December 31, 2011, 2010 and for the period November 18, 1999 (date of incorporation) to December 31, 2011	F-7-F-22

Page
Consolidated statements of loss and comprehensive loss for the six months ended June 30, 2012 and for the period November 18, 1999 (date of incorporation) to June 30, 2012 (Unaudited)	F-24
Consolidated balance shares ended June 30, 2012 (Unaudited) and year ended December 31, 2011	F-25
Consolidated statements of changes in stockholders’ equity for the period ended June 30, 2012 (Unaudited) and for the period November 18, 1999 (dated of incorporation) to June 30, 2012 (Unaudited)	F-26
Consolidated statements of cash flows for the six months ended June 30, 2012, 2011 and for the period November 18, 1999 (date of incorporation) to June 30, 2012 (Unaudited)	F-27
Notes to unaudited consolidated financial statements	F-28-F-42

(2) Exhibit Index

See the Exhibit Index for a list of those exhibits filed herewith, which Exhibit Index also includes and identifies management contracts or compensatory plans or arrangements required to be filed as exhibits to this Form 10 by Item 601 of Regulation S-K.

Celator Pharmaceuticals, Inc.

(A development stage company)

December 31, 2011, 2010 and for the period November 18, 1999 (date of incorporation) to December 31, 2011

Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 778-374-0496
www.deloitte.ca

Independent Auditor’s Report

To the Board of Directors and Stockholders of Celator Pharmaceuticals, Inc.

(A development stage company)

We have audited the accompanying balance sheets of Celator Pharmaceuticals, Inc. (a development stage company) (the “Company”) as of December 31, 2011 and 2010, and the related statements of loss and comprehensive loss, changes in stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2011, and for the period from November 18, 1999 (date of incorporation) to December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2011, and for the period from November 18, 1999 (date of incorporation) to December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

The Company is in the development stage as of December 31, 2011. As discussed in Note 1 (b) to the financial statements, successful completion of the Company’s development program and, ultimately, the attainment of profitable operations is dependent upon future events, including obtaining adequate financing to fulfill its development activities, obtaining regulatory approval, and achieving a level of sales adequate to support the Company’s cost structure.

The accompanying financial statements have been prepared assuming that the Company will continue as going concern. The Company is a development stage company engaged in developing new therapeutic products for cancer treatment. As discussed in Note 1(b) to the financial statements, the Company’s recurring operating loss and negative cash flows from operations raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also discussed in Note 1(b) to the financial statements. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Independent Registered Chartered Accountants

Vancouver, British Columbia

October 26, 2012

Celator Pharmaceuticals, Inc.

(A development stage company)

Consolidated statements of loss and comprehensive loss

years ended December 31, 2011, 2010 and for the period November 18, 1999

(date of incorporation) to December 31, 2011

(Expressed in United States dollars)

	Notes	2011	2010	November 1999 (inception) to December 31, 2011
		$	$	$

Expenses
Research and development		10,606,769	9,343,752	75,548,931
Leukemia & Lymphoma Society funding		(262,751)	(2,420,979)	(4,013,730)
Research collaboration income		(150,000)	(971,280)	(2,221,280)
General and administrative		3,939,837	4,571,846	33,102,383
Loss on disposal of property and equipment		573,583	94,132	689,009
Amortization and depreciation		441,687	574,882	4,262,500

Operating loss		(15,149,125)	(11,192,353)	(107,367,813)

Other income (expenses)
Foreign exchange gain		15,881	94,571	554,748
Interest and miscellaneous income		77,885	71,760	2,759,234
Gain on settlement of exchange preferred stock		—	—	1,562,689
Non-cash financing costs		(77,005)	—	(511,338)
Interest expense		(10,601)	(142,266)	(1,122,529)

Loss before taxes		(15,142,965)	(11,168,288)	(104,125,009)

Income taxes
Current		(17,121)	(37,315)	(123,233)
Sale of net operating loss carryforwards	8	991,982	390,814	2,592,177
Investment tax credit recovery		—	—	2,411,080

Net loss incurred in the development stage		(14,168,104)	(10,814,789)	(99,244,985)
Other comprehensive loss attributable to foreign exchange translation		—	—	(1,133,266)

Comprehensive loss		(14,168,104)	(10,814,789)	(100,378,251)
Accretion on preferred stock		—	—	(1,475,853)

Total comprehensive loss attributable to common stockholders		(14,168,104)	(10,814,789)	(101,854,104)

Net loss incurred in the development stage		(14,168,104)	(10,814,789)	(99,244,985)
Accretion on preferred stock		—	—	(1,475,853)

Net loss attributable to common stockholders		(14,168,104)	(10,814,789)	(100,720,838)

Income (loss) per share
Basic and diluted		(1.81)	(1.70)	(12.89)

Weighted average of common shares outstanding
Basic and diluted		7,815,605	6,361,609	7,815,605

See accompanying notes to the consolidated financial statements.

Celator Pharmaceuticals, Inc.

(A development stage company)

Consolidated balance sheets

years ended December 31, 2011 and 2010

(Expressed in United States dollars)

	Notes	2011	2010
		$	$
Assets
Current assets
Cash		1,572,914	6,597,311
Restricted cash		54,081	55,299
Short-term investments		1,653,864	3,801,484
Other receivables, net		1,217,758	427,011
Prepaid expenses and deposits		46,199	195,020

Total current assets		4,544,816	11,076,125

Other assets		58,585	79,065
Property and equipment, net	3	2,017,270	2,939,510

Total assets		6,620,671	14,094,700

Liabilities
Current liabilities
Accounts payable		501,712	1,231,019
Accrued liabilities	4	904,393	1,201,178
Current portion of related party loans	5	2,585,646	49,434

Total current liabilities		3,991,751	2,481,631

Total liabilities		3,991,751	2,481,631

Stockholders’ equity
Common stock
Authorized 255,000,000 common stock, par value $0.001
Issued and outstanding 11,230,561 common stock		11,230	10,271
Additional paid-in capital		104,385,456	99,279,465
Warrants	7	86,338	9,333
Accumulated other comprehensive loss		(1,133,266)	(1,133,266)
Deficit accumulated during the development stage		(100,720,838)	(86,552,734)

Total stockholders’ equity		2,628,920	11,613,069

Total liabilities and stockholders’ equity		6,620,671	14,094,700

Commitments and contingencies (Note 6)
Going concern (Note 1 (b))

See accompanying notes to the consolidated financial statements.

Celator Pharmaceuticals, Inc.

(a development stage company)

Consolidated statement of changes in stockholders’ equity

years ended December 31, 2011, 2010 and for the period November 18, 1999 (date of incorporation) to December 31, 2011

(Expressed in United States dollars)

			RESTRICTED STOCK		WARRANTS		*ADDITIONAL	OTHER
	COMMON STOCKS						PAID IN	COMPREHENSIVE	ACCUMULATED	STOCKHOLDERS’
	*NUMBER	AMOUNT	*NUMBER	AMOUNT	*NUMBER	AMOUNT	CAPITAL	INCOME	DEFICIT	EQUITY
		$		$		$	$	$	$	$

Issued on incorporation	25,802	26	—	—	—	—	3,230	—	—	3,256
Issued for technology	1,602	2	—	—	—	—	200	—	—	202
Issued for cash, net of stock issuance costs US $24,823 (CDN $36,875)	8,479	8	—	—	—	—	402,689	—	—	402,697
Foreign currency translation adjustment	—	—	—	—	—	—	—	(1,987)	—	(1,987)
Net loss	—	—	—	—	—	—	—	—	(200,050)	(200,050)

Balance at December 31, 2000	35,883	36	—	—	—	—	406,119	(1,987)	(200,050)	204,118

Issued for cash on exercise of stock options	55	—	—	—	—	—	3,722	—	—	3,722
Issued for cash, net of stock issuance costs of $45,156 (CDN $69,933)	7,467	7	—	—	3,734	—	1,084,817	—	—	1,084,824
Foreign currency translation adjustment	—	—	—	—	—	—	—	(20,689)	—	(20,689)
Net loss	—	—	—	—	—	—	—	—	(773,668)	(773,668)

Balance at December 31, 2001	43,405	43	—	—	3,734	—	1,494,658	(22,676)	(973,717)	498,307

Issued for cash, net of stock issuance costs of $61,388 (CDN $96,040)	1,118	1	—	—	—	—	137,735	—	—	137,736
Warrants issued on Series 1 Class A Preferred stock	—	—	—	—	1,121	—	—	—	—	—
Warrants issued on note payable	—	—	—	—	1,934	—	—	—	—	—
Warrants issued on note payable, cancelled	—	—	—	—	(5,668)	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	13,861	—	13,861
Net loss	—	—	—	—	—	—	—	—	(1,497,719)	(1,497,719)

Balance at December 31, 2002	44,523	45	—	—	1,121	—	1,632,392	(8,815)	(2,471,437)	(847,815)

Issued for cash - exercise of stock options	3,522	4	—	—	—	—	8,513	—	—	8,517
Foreign currency translation adjustment	—	—	—	—	—	—	—	(484,668)	—	(484,668)
Net loss	—	—	—	—	—	—	—	—	(3,506,027)	(3,506,027)

Balance at December 31, 2003	48,045	48	—	—	1,121	—	1,640,905	(493,483)	(5,977,464)	(4,829,994)

Issued for cash - exercise of stock options	6,410	6	—	—	—	—	15,464	—	—	15,470
Foreign currency translation adjustment	—	—	—	—	—	—	—	(811,423)	—	(811,423)
Net loss	—	—	—	—	—	—	—	—	(5,445,046)	(5,445,046)

Balance at December 31, 2004	54,455	54	—	—	1,121	—	1,656,369	(1,304,906)	(11,422,510)	(11,070,993)

Warrants issued on conversion of bridge loan	—	—	—	—	37,033	425,000	—	—	—	425,000
Issued on financing and reorganization	—	—	—	—	—	—	—	—	—	—
Exchange of preferred Stock Class A for Series A	—	—	—	—	—	—	—	—	—	—
Issued on reorganization	844,173	844	—	—	—	—	9,495,846	—	—	9,496,690
Issued on conversion of debt	246,864	247	—	—	—	—	2,776,897	—	—	2,777,144
Issued for cash, net of stock issue costs of $757,523	3,308,789	3,309	—	—	—	—	36,462,039	—	—	36,465,348
Issued for cash on exercise of stock options	12,054	12	—	—	—	—	33,134	—	—	33,146
Issued for cash on exercise of warrants	108	—	—	—	(69)	—	1,220	—	—	1,220
Warrants expired	—	—	—	—	(1,052)	—	—	—	—	171,640
Foreign currency translation adjustment	—	—	—	—	—	—	—	171,640	—	—
Net loss	—	—	—	—	—	—	—	—	(8,913,249)	(8,913,249)

Balance at December 31, 2005	4,466,443	4,466	—	—	37,033	425,000	50,425,505	(1,133,266)	(20,335,759)	29,385,946

Issued for cash on exercise of stock options	1,705	2	—	—	—	—	4,675	—	—	4,677
Stock based compensation	—	—	—	—	—	—	201,989	—	—	201,989
Net loss for the period	—	—	—	—	—	—	—	—	(14,588,786)	(14,588,786)

Balance at December 31, 2006	4,468,148	4,468	—	—	37,033	425,000	50,632,169	(1,133,266)	(34,924,545)	15,003,826

Issued for cash on exercise of stock options	13,748	14	—	—	—	—	31,189	—	—	31,202
Stock based compensation	—	—	—	—	—	—	243,340	—	—	243,340
Issued for cash, net of costs	888,914	889	—	—	—	—	9,976,668	—	—	9,977,556
Net loss for the period	—	—	—	—	—	—	—	—	(16,761,805)	(16,761,805)

Balance at December 31, 2007	5,370,810	5,371	—	—	37,033	425,000	60,883,366	(1,133,266)	(51,686,350)	8,494,120

Issued for cash on exercise of stock options	1,159	1	—	—	—	—	2,660	—	—	2,662
Stock based compensation	—	—	—	—	—	—	186,578	—	—	186,578
Issued for cash	1,334	1	—	—	—	—	4,498	—	—	4,499
Issued for cash, restricted stock	—	—	4,000	4	—	—	13,497	—	—	13,501
Issued for cash, net of stock issue costs of $94,702	2,014,365	2,014	—	—	—	—	22,564,279	—	—	22,566,293
Net loss for the period	—	—	—	—	—	—	—	—	(14,028,617)	(14,028,617)

Balance at December 31, 2008	7,387,668	7,388	4,000	4	37,033	425,000	83,654,878	(1,133,266)	(65,714,967)	17,239,037

Issued for cash on exercise of stock options	1,432	1	—	—	—	—	3,472	—	—	3,474
Stock based compensation	—	—	—	—	—	—	200,522	—	—	200,522
Restricted stock transferred to common stock	1,333	1	(1,333)	(1)	—	—	—	—	—	—
Warrants issued on signing of loan agreement	—	—	—	—	12,445	9,333	—	—	—	9,333
Net loss for the period	—	—	—	—	—	—	—	—	(10,022,979)	(10,022,979)

Balance at December 31, 2009	7,390,433	7,390	2,667	3	49,478	434,333	83,858,873	(1,133,266)	(75,737,946)	7,429,387

Issued for cash on exercise of stock options	425	—	—	—	—	—	1,434	—	—	1,434
Stock based compensation	—	—	—	—	—	—	169,424	—	—	169,424
Restricted stock transferred to common stock	1,334	1	(1,334)	(1)	—	—	—	—	—	—
Warrants expired April 30, 2010	—	—	—	—	(37,033)	(425,000)	425,000	—	—	—
Issued for cash, net of stock issue costs of $172,389	2,877,777	2,878	—	—	—		14,824,734	—	—	14,827,612
Net loss for the period	—	—	—	—	—			—	(10,814,788)	(10,814,788)

Balance at December 31, 2010	10,269,969	10,270	1,333	1	12,445	9,333	99,279,465	(1,133,266)	(86,552,734)	11,613,069

Stock based compensation	—	—	—	—	—	—	114,089	—	—	114,088
Issued for cash, net of stock issue costs of $7,397	959,259	959	—	—	—	—	4,991,645	—	—	4,992,604
Restricted stock transferred to common stock	1,333	1	(1,333)	(1)	—	—	—	—	—	—
Warrants issued on signing of loan agreement	—	—	—	—	123,585	77,005	258	—	—	77,263
Net loss for the period	—	—	—	—	—	—	—	—	(14,168,104)	(14,168,104)

Balance at December 31, 2011	11,230,561	11,230	—	—	136,030	86,338	104,385,456	(1,133,266)	(100,720,838)	2,628,920

*	Adjusted for 18.7495-1 split. See financial statement Note 11 (d)

See accompanying notes to the consolidated financial statements.

Celator Pharmaceuticals, Inc.

(A development stage company)

Consolidated statements of cash flows

years ended December 31, 2011, 2010 and for the period November 18, 1999

(date of incorporation) to December 31, 2011

(Expressed in United States dollars)

	2011	2010	November 1999 (inception) to December 31, 2011
	$	$	$

Operating activities
Net loss	(14,168,104)	(10,814,789)	(100,720,838)
Adjustments for non-cash items
Amortization and depreciation	441,687	574,882	4,262,500
Accretion on preferred stock	—	—	1,475,852
Non-cash stock-based compensation expense	114,089	169,424	1,115,942
Gain on settlement of preferred stock	—	—	(1,562,689)
Loss on disposal of property and equipment	573,583	94,132	689,009
Non-cash financing costs	77,005	—	511,338
Changes in operating assets and liabilities
Other receivables, net	(790,747)	867,733	(1,217,758)
Prepaid expenses and deposits	148,821	(18,225)	(46,199)
Other assets	20,480	54,772	(58,585)
Accounts payable	(729,309)	(91,262)	501,713
Accrued liabilities	(287,749)	193,130	913,429

Cash used in operating activities	(14,600,244)	(8,970,203)	(94,136,286)

Investing activities
Purchase of property and equipment	(380,299)	(746,632)	(7,302,249)
Proceeds on disposals of property and equipment	287,270	46,200	333,470
Net sales (purchases) of short-term investments	2,147,620	4,464,005	(1,653,864)

Cash provided by (used in) investing activities	2,054,591	3,763,573	(8,622,643)

Financing activities
Proceeds from issuance of common stock and on options exercised	—	1,434	1,752,238
Proceeds from issuance of warrants	258	—	258
Proceeds from issuance of preferred stock	5,000,000	15,000,000	102,157,702
Payment of share issuance costs	(7,395)	(172,388)	(1,054,454)
Proceeds from loans payable	2,576,610	2,500,000	12,474,905
Repayments of capital lease obligation	—	—	(163,242)
Repayments of loans payable	(49,434)	(6,140,891)	(9,735,053)

Cash provided by financing activities	7,520,039	11,188,155	105,432,354

Effect of foreign exchange rate changes	1,217	(83,065)	(1,100,511)

Net change in cash	(5,024,397)	5,898,460	1,572,914
Cash, beginning of year	6,597,311	698,851	—

Cash, end of year	1,572,914	6,597,311	1,572,914

Supplemental disclosure of cash flow information
Interest paid	10,601	142,266	980,260
Income taxes paid	17,121	23,029	100,600
Property and equipment purchased under capital lease	—	—	449,744
Preferred stock issued on conversion of debt	—	2,560,274	5,337,417
Accounts payable related to property and equipment additions	—	369,529	—

See accompanying notes to the consolidated financial statements.

Celator Pharmaceuticals, Inc.

(A development stage company)

Notes to the consolidated financial statements

December 31, 2011, 2010 and for the period November 18, 1999 (date of incorporation) to December 31, 2011

(Expressed in United States dollars)

1.	Nature of the business and basis of presentation

(a)	Nature of the business

Celator Pharmaceuticals, Inc. (“CPI” or the “Company”) is a development stage company developing new therapeutic products for cancer treatment using proprietary technology that recognizes and controls the delivery of efficacious fixed ratios of drug combinations to tumor sites.

(b)	Going concern

While the financial statements have been prepared on the basis of accounting principles applicable to a going concern, several adverse conditions and events raise substantial doubt upon the validity of this assumption.

The Company has incurred substantial losses and negative cash flows from operations in every fiscal period since inception. For the year ended December 31, 2011, the Company incurred an operating loss of $15,149,125 (2010 - $11,192,353) and negative cash flows from operations of approximately $14,600,244 (2010 - $8,970,203). As of December 31, 2011, the Company had accumulated a deficit of $100,720,838. The Company expects operating losses and negative cash flows to continue for the foreseeable future as costs and expenses are incurred during clinical trials and product development.

These consolidated financial statements have been prepared on the basis that the Company will continue as a going concern. The conditions described in the preceding paragraphs may raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern and recover its investment in property and equipment is dependent on its ability to attain profitable operations or obtain additional financing in order to meet its planned business objectives. However, there can be no assurance that the Company will be able to obtain additional financial resources, achieve profitability or positive cash flows. If the Company is unable to generate positive cash flows or obtain adequate financing, the Company will need to further curtail operations and development activities. Failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a liquidation basis which could differ significantly from the going concern basis.

In June 2011, the Company closed an agreement to obtain an additional $5 million in funding from existing investors by issuing Series D Preferred Stock. Refer to subsequent event Note 11, for more information on the elimination of the preferred stock. This was available through the same investor group when the Company’s working capital fell below $2 million (“Subsequent Closing Trigger”).

Also, during the year ended December 31, 2011, management raised $2.5 million through issuance of debt (see Note 5). During 2012, the Company plans on raising additional debt and equity financing.

Celator Pharmaceuticals, Inc.

(A development stage company)

Notes to the consolidated financial statements

December 31, 2011, 2010 and for the period November 18, 1999 (date of incorporation) to December 31, 2011

(Expressed in United States dollars)

2.	Summary of significant accounting policies

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and are presented in U.S. dollars. The following is a summary of significant accounting policies used in the preparation of these financial statements.

(a)	Basis of consolidation

The consolidated financial statements include the accounts of CPI and its wholly-owned subsidiary Celator Pharmaceutical Corp. (“CPC”). All intercompany transactions have been eliminated.

(b)	Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results may differ from those estimates. Significant areas requiring management estimates in the preparation of these consolidated financial statements include, amongst other things, assessment that the going concern assumption is appropriate, assessment of other receivables, accounts payable, accrued liabilities, impairment and amortization of property and equipment, valuation allowance for deferred income taxes, valuation of stock-based compensation and contingencies.

(c)	Foreign currency translation and transactions

The functional currency of the Company and its foreign subsidiary is the U.S. dollar. As such, monetary assets and liabilities of the Company’s operation denominated in a currency other than the U.S. dollar are translated into U.S. dollars at the exchange rate prevailing as at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date. Revenue and expenses are translated at the average exchange rates prevailing during the year, with the exception of amortization which is translated at historical exchange rates. Exchange gains and losses on translation are included in operations.

(d)	Short-term investments

All of the Company’s investments have a maturity of more than one month and less than one year. As at December 31, 2011, the Company’s investments consisted of money market securities, bank term deposits and guaranteed investment certificates. Interest income is recognized as earned and all investments are carried at amortized cost which approximates fair value due to their short-term nature.

Celator Pharmaceuticals, Inc.

(A development stage company)

Notes to the consolidated financial statements

December 31, 2011, 2010 and for the period November 18, 1999 (date of incorporation) to December 31, 2011

(Expressed in United States dollars)

2.	Summary of significant accounting policies (continued)

(e)	Property and equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line depreciation method as follows:

Computer equipment	4 years
Furniture and office equipment	7 years
Laboratory equipment	10 years
Capital lease equipment	5 years
Leasehold improvements	Lesser of useful life and term of lease

Equipment held under capital lease and leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the related asset. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations. The Company reviews property and equipment to assess recoverability from future operations whenever events and circumstances indicate that the carrying value may not be recoverable. Impairment losses are recognized in operating results when expected undiscounted future cash flows are less than the carrying value of the assets used or disposed of by sale. If impairment is indicated, the asset value is written down to its fair value.

(f)	Impairment of property and equipment

Property and equipment is reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of a property and equipment may not be recoverable. Impairment losses are recognized when the carrying amount of property and equipment’s carrying amounts exceeds its fair value.

(g)	Research and development

Research and development expenses include costs directly attributable to the conduct of research and development programs, including the cost of salaries, payroll taxes, employee benefits, materials, supplies, maintenance of research equipment, costs related to research collaboration and licensing agreements, the cost of services provided by outside contractors, including services related to the Company’s clinical trials, clinical trial expenses, the full cost of manufacturing drug for use in research, preclinical development, and clinical trials. All costs associated with research are expensed as incurred.

Celator Pharmaceuticals, Inc.

(A development stage company)

Notes to the consolidated financial statements

December 31, 2011, 2010 and for the period November 18, 1999 (date of incorporation) to December 31, 2011

(Expressed in United States dollars)

2.	Summary of significant accounting policies (continued)

(h)	Research collaboration income

A source of income is derived from Research and Development arrangements with the Leukemia and Lymphoma Society whereby income is earned based on specific milestones reached during the R&D process. Income derived from this arrangement are shown gross of research and development expenses on the consolidated statement of loss and comprehensive loss.

(i)	Stock-based compensation

Stock based compensation transactions are recognized as compensation expense in the statement of operations based on their fair values on the date of the grant, with the compensation expense recognized over the period in which a grantee is required to provide service in exchange for the stock award. Additionally, for any unvested awards outstanding at the adoption date, the Company is required to recognize compensation expense over the remaining service period. Prior to December 31, 2005, the Company used the minimum value method of measuring the pro forma amount of equity share options and, as a result, no stock-based compensation is recorded for unvested award granted prior to January 1, 2006. The Company has elected to use the modified prospective transition method as permitted and, accordingly, prior periods have not been restated for comparative purposes. ASC 718 Compensation - Stock Compensation requires an estimate of forfeitures at the time of grant and those estimates must be revised in subsequent periods if actual forfeitures differ from those estimates.

The Company estimated the fair value of options granted using the Black-Scholes option valuation model. This estimate uses assumptions regarding a number of inputs that required us to make significant estimates and judgments. Because the Company does not have publicly traded common stock the expected volatility assumption was based on industry peer information.

(j)	Warrants

All warrants granted are valued using the fair value method which is determined by the Black-Scholes pricing model with assumptions for risk free interest rates, dividend yields, volatility factors and an expected life of the warrants. This value is expensed over the life of the warrants or related instrument until such warrants are exercised.

(k)	Loss per share

Income (loss) per share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings per share would be calculated, if the Company had positive net earnings, to give effect to the potential dilution that would occur if secured or other contracts to issue common stock were exercised or converted to common stock using the treasury stock method. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common stock at the prevailing market rate. Shares held in escrow and contingently cancellable are included in the computation of basic loss per share.

Celator Pharmaceuticals, Inc.

(A development stage company)

Notes to the consolidated financial statements

December 31, 2011, 2010 and for the period November 18, 1999 (date of incorporation) to December 31, 2011

(Expressed in United States dollars)

2.	Summary of significant accounting policies (continued)

(l)	Income taxes

The Company accounts for income taxes using ASC 740 Income Taxes. ASC 740 Income Taxes is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. In estimating future tax consequences, Income Taxes generally considers all expected future events other than enactments of and changes in the tax law or rates. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized. Valuation allowances are provided if, other considering available evidence it is more likely than not that overall of the deferred tax assets will not be realized. ASC 740 clarifies the criteria that must be met prior to recognition of the financial statement benefit of a position taken in a tax return. ASC 140 provides a benefit recognition model with a two-step approach consisting of a “more-likely-than-not” recognition criteria, and a measurement attribute that measure a given tax position as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement. ASC 740 also requires the recognition of liabilities created by differences between tax positions taken in a tax return and amounts recognized in the financial statements.

Investment tax credits relating to scientific research and experimental development are accounted for in operations. To the extent there is reasonable assurance the credits will be realized, they are recorded in the period the related expenditure is made as a reduction of current operating expenses (tax recovery).

(m)	Significant categories of financial instruments

Financial assets
Cash	Loans and receivables
Restricted cash	Loans and receivables
Short-term investments	Loans and receivables
Other receivables	Loans and receivables

Financial liabilities
Accounts payable	Other financial liabilities
Loans payable	Other financial liabilities

FASB Accounting Standards Codification Topic 820, Fair Value Measurements requires disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures regarding the level of disaggregation and the inputs and valuation techniques used to measure fair value.

ASC 820-10 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Celator Pharmaceuticals, Inc.

(A development stage company)

Notes to the consolidated financial statements

December 31, 2011, 2010 and for the period November 18, 1999 (date of incorporation) to December 31, 2011

(Expressed in United States dollars)

2.	Summary of significant accounting policies (continued)

(m)	Significant categories of financial instruments (continued)

ASC 820-10 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820-10 establishes three levels of inputs that may be used to measure fair value:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, such as: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

(n)	Segment reporting

The Company has identified its United Sates and Canadian operations as geographic segments. Intersegment transactions and balances have been eliminated in the preparation of the segmental analysis note.

(o)	Accounting standards issued but not effective

In May 2011, the Financial Accounting Standards Board (“FASB”) issued amendments to disclosure requirements for common fair value measurement. These amendments, effective for the interim and annual periods beginning on or after December 15, 2011 (early adoption is prohibited), provide common definitions of fair value and common fair value measurements and disclosure requirements between U.S. GAAP and International Financial Reporting Standards (“IFRS”). Consequently, the amendments change some fair value measurement principles and disclosure requirements. The adoption of this amended accounting guidance is not expected to have a material impact on the Company’s consolidated financial position and results of operations.

In June 2011, the FASB issued amendments to disclosure requirements for the presentation of comprehensive income. This guidance, effective retrospectively for the interim and annual periods beginning on or after December 15, 2011 (early adoption is permitted), requires the presentation of total comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The Company early adopted this amendment on January 1, 2011. The adoption of this amended accounting guidance did not have a material impact on the Company’s consolidated financial position and results of operations.

Celator Pharmaceuticals, Inc.

(A development stage company)

Notes to the consolidated financial statements

December 31, 2011, 2010 and for the period November 18, 1999 (date of incorporation) to December 31, 2011

(Expressed in United States dollars)

3.	Property and equipment

Property and equipment, including assets held under capital lease, consists of the following:

	2011
	Cost	Accumulated depreciation	Net book value
	$	$	$

Computer equipment	135,003	126,728	8,275
Furniture and office equipment	312,684	266,325	46,359
Laboratory equipment	3,198,698	1,236,062	1,962,636
Capital lease equipment	279,276	279,276	—
Leaseholds	305,109	305,109	—

	4,230,770	2,213,500	2,017,270

	2010
	Cost	Accumulated depreciation	Net book value
	$	$	$

Computer equipment	333,400	316,702	16,698
Furniture and office equipment	358,182	275,084	83,098
Laboratory equipment	4,664,193	1,838,031	2,826,162
Capital lease equipment	279,276	278,759	517
Leaseholds	824,656	811,621	13,035

	6,459,707	3,520,197	2,939,510

At December 31, 2011, equipment under capital leases consisted of four pieces of scientific equipment with a cost basis of $279,276 (2010 - $279,276). Accumulated amortization of equipment under capital lease totaled $279,276 (2010 - $278,759). Equipment and leasehold improvements, net, include leasehold improvements, a portion of which were reimbursed by the landlord as lease incentives with an initial cost of $819,266 (2010 - $819,266) at December 31, 2011. The carrying amount of these leasehold improvements is $Nil (2010 - $13,035) at December 31, 2011. During the year assets with a net book value of $860,853 were sold and disposed of for $287,270 (2010 - $140,332), resulting in a loss on disposal of $573,583 (2010 - $94,132).

Celator Pharmaceuticals, Inc.

(A development stage company)

Notes to the consolidated financial statements

December 31, 2011, 2010 and for the period November 18, 1999 (date of incorporation) to December 31, 2011

(Expressed in United States dollars)

4.	Accrued liabilities

Accrued liabilities were comprised of the following balances:

	2011	2010
	$	$

Accrued bonuses	453,929	512,101
Accrued salaries and vacation	195,436	103,422
Accrued professional fees	143,318	96,217
Accrued trade expenses	111,710	489,438

	904,393	1,201,178

5.	Loans payable

	2011	2010
	$	$

Oxford Finance Corporation (i)	—	49,434
Related party loan payable (ii)	2,585,646	—
Less current portion	(2,585,646)	(49,434)

	—	—

(i)	On January 31, 2006, the Company received the first loan draw from Oxford Finance Corporation. The loans were secured by certain lab equipment, computer equipment, furniture and tenant improvements. Under the loan agreement, the total funds available to be loaned were $3.8 million; however, draws against this amount were only be made after new equipment had been purchased. Interest was calculated at a rate of 11.5% and amounts loaned were repaid over a 48 month period. There is no balance owing as at December 31, 2011.

Celator Pharmaceuticals, Inc.

(A development stage company)

Notes to the consolidated financial statements

December 31, 2011, 2010 and for the period November 18, 1999 (date of incorporation) to December 31, 2011

(Expressed in United States dollars)

5.	Loans payable (continued)

(ii)	In December 2011, certain holders of Series A, B, C and D preferred stock purchased a Convertible Promissory Note from the Company in the amount of $2,576,610. Refer to subsequent events, Note 11, for more information on the elimination of the preferred stock. The Note was issued with an interest rate of 8% per annum and interest accruing daily and compounded annually. The principal amount of the Note and the accrued interest of $9,036 were outstanding on December 31, 2011. The loan is carried at amortized cost. The loan is secured by the assets of the Company including its intellectual property. At any time after July 1, 2012, if the notes have not been paid in full or converted, the majority note holder may elect at their discretion, to demand payment for the entire outstanding principle balance on the notes plus all accrued interest.

In the event the Company completes an initial public offering, or an offering of public stock concurrent with a merger into a public shell or similar vehicle, each holder of a Note then outstanding shall convert its Note (principal, accrued interest) into the “Public” common stock on such terms and conditions as shall be approved by the Majority Note Holders. There were 123,585 warrants issued with the loan. The fair value of the warrants was $0.61 per warrant. The total fair value of $77,005 was expensed to non-cash financing costs with an offsetting credit to warrants. The fair value of the warrants was based on the Black Scholes model using a risk-free rate of 0.5%, dividend yield of Nil%, volatility of 88% and an expected life of 7 years. The warrants are exercisable at an exercise price of $5.21 per warrant.

During the year ended December 31, 2011, interest expense on loans payable was $10,601 (2010 - $142,266; 2009 - $190,193).

6.	Commitments and contingencies

Contingencies

The Company’s by-laws provide for the indemnification of officers and directors for certain events or occurrences while the officer or director is, or was, serving at the Company’s request in such capacity. The maximum potential amount of future payments that the Company could be required to make under the by-laws is unlimited; however, the Company has director and officer insurance policies that, in most cases, would limit its exposure and enable it to recover a portion of any future amounts paid. As a result of the insurance policy coverage, the estimated fair value of these indemnification provisions is minimal. All of these indemnification provisions were grandfathered under the provisions of FASB Interpretation No. 45 (ASC 460) Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others as they were in effect prior to December 31, 2002. Accordingly, the Company has no liabilities recorded for these provisions as of December 31, 2011.

In the ordinary course of business, the Company enters into agreements with third parties that include indemnification provisions which, in its judgment, are normal and customary for companies in its industry sector. These agreements are typically with business partners, clinical sites, and suppliers. Pursuant to these agreements, the Company generally agrees to indemnify, hold harmless, and reimburse indemnified parties for losses suffered or incurred by the indemnified parties with respect to the Company’s product candidates, use of such product candidates, or other actions taken or omitted by the Company. The maximum potential amount of future payments the Company could be required to make under these indemnification provisions is unlimited. The Company has not incurred material costs to defend lawsuits or settle claims related to these indemnification provisions. As a result, the estimated fair value of liabilities relating to these provisions is minimal. Accordingly, the Company has no liabilities recorded for these provisions as of December 31, 2011 and 2010.

Celator Pharmaceuticals, Inc.

(A development stage company)

Notes to the consolidated financial statements

December 31, 2011, 2010 and for the period November 18, 1999 (date of incorporation) to December 31, 2011

(Expressed in United States dollars)

6.	Commitments and contingencies (continued)

Commitments

The Company entered into an office lease agreement for office space in Vancouver that expires March 31, 2013. The below are the minimum lease payments for the Company.

	2012	2013
	$	$

Office lease	53,567	13,392

7.	Stock options and warrants

(a)	Authorized

255,000,000 Common Shares - Par value of $0.001 per share

232,168,828 Preferred Shares - Par value of $0.001 per share (none issued)

Issued

See consolidated statement of changes in Stockholder’s equity

(b)	Stock options

In 2005, the Company adopted the Celator Pharmaceuticals, Inc. 2005 Equity Incentive Plan (the “Plan”). The Plan was most recently amended on July 7, 2008. At December 31, 2011, a total of 992,629 stock options had been granted and are outstanding and 27,885 stock options remain to be granted. The Company has reserved shares of its common stock to permit exercise of options in accordance with the terms of the Plan. The Plan has two separate programs:

(i)	The discretionary option grant program providing for the granting of both incentive and non-qualified stock options, as defined by the Internal Revenue Code; and

(ii)	The discretionary stock award program, under which shares may be issued, either for consideration or for no consideration are subject to restrictions or conditions.

Options granted under the Plan may be incentive stock options or non-qualified stock options. Incentive stock options may only be granted to employees. The board of directors, or a committee of the board of directors appointed to administer the Plan, determines the period over which options become exercisable and the conditions under which stock awards are granted and become vested.

Under the terms of the stock option agreement, unvested options may be exercised into restricted stock that the Company is under no obligation to repurchase. During 2008, an option holder exercised 5,334 options into restricted common stock. This stock can only be transferred into unrestricted common stock in accordance with the terms of the restricted stock purchase agreement. Under the terms of this agreement the restricted stock is released under the same terms as the vesting of the stock options which were exercised. At December 31, 2011, nil stocks were still restricted (2010 - 1,333).

Celator Pharmaceuticals, Inc.

(A development stage company)

Notes to the consolidated financial statements

December 31, 2011, 2010 and for the period November 18, 1999 (date of incorporation) to December 31, 2011

(Expressed in United States dollars)

7.	Stock options and warrants (continued)

(b)	Stock options (continued)

The following table summarizes the activity of the Company’s stock option plans for the years ended December 31, 2011 and 2010:

	2011		2010
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$
Outstanding, beginning of year	1,010,619	2.62	984,737	2.62
Granted	214	1.12	36,243	1.12
Exercised	—	—	(426)	1.87
Cancelled	(18,204)	1.41	(9,935)	1.87

Outstanding, end of year	992,629	2.57	1,010,619	2.62

Exercisable, end of year	920,685	2.57	835,707	2.62

The weighted average grant date fair value of stock options granted in the year ended December 31, 2011 and 2010 was $0.56 and was $0.56, respectively.

The following table summarizes the stock options outstanding and exercised at December 31, 2011:

Range of exercise prices	Number outstanding	Average exercise price	Remaining contractual life	Number exercisable	Average exercise price
$		$			$

1.12	22,036	1.12	8.5 years	12,972	1.12
2.25-2.81	804,940	2.43	2.8 years	742,064	2.43
3.37	165,653	3.37	5.0 years	165,649	3.37

	992,629	2.55	3.9 years	920,685	2.58

The following assumptions were used with the Black-Scholes model:

	2011	2010

Volatility	88%	75%
Risk free interest rate	0.5-2.0%	0.75-1.25%
Annual forfeiture rate	6%	6%
Dividend yield	0%	0%
Expected life (years)	4	4

Celator Pharmaceuticals, Inc.

(A development stage company)

Notes to the consolidated financial statements

December 31, 2011, 2010 and for the period November 18, 1999 (date of incorporation) to December 31, 2011

(Expressed in United States dollars)

7.	Stock options and warrants (continued)

(b)	Stock options (continued)

The Company amortizes the fair value of the stock options on a straight-line basis over the applicable requisite service periods of the awards, which is generally the vesting period. At December 31, 2011, the total compensation cost related to non-vested awards not yet recognized and weighted average period over which it will be recognized was $87,653 and 2.0 years, respectively.

A summary of unvested awards activity during the year ended December 31, 2011 is as follows:

	Number of options	Amount
		$
Outstanding
Beginning of year, December 31, 2010	174,489	217,857
Granted	214	120
Vested	(88,361)	(122,141)
Forfeited	(14,398)	(8,183)

End of year, December 31, 2011	71,944	87,653

The stock-based compensation expense for the year was $114,089 (2010 - $169,424).

(c)	Warrants

As a result of the December, 2011 investor loan financing the Company issued 123,585 warrants to certain holders of common stock. During the year ended December 31, 2011, none of these warrants were exercised (See Note 5).

In connection with a term loan from Comerica Bank the Company issued 12,445 warrants on March 11, 2009 which expire on March 11, 2016. Each warrant, entitles the holder to subscribe for and purchase one common stock. During the year ended December 31, 2011, none of these warrants were exercised. The warrants are exercisable at $11.25 per warrant.

Celator Pharmaceuticals, Inc.

(A development stage company)

Notes to the consolidated financial statements

December 31, 2011, 2010 and for the period November 18, 1999 (date of incorporation) to December 31, 2011

(Expressed in United States dollars)

8.	Income taxes

Net deferred tax assets at December 31, 2011 and 2010 consist of the following:

	2011	2010
	$	$

Net operating loss carryforwards	32,835,034	21,005,526
Research and development loss pool carryforwards	6,500,969	7,951,431
Accrued expenses	164,997	(23,693)
Property and equipment	(68,479)	(395,395)
R&D and investment tax credits carryforwards	1,490,326	1,421,768

Deferred tax assets	40,922,847	29,959,637
Deferred tax asset valuation allowance	(40,922,847)	(29,959,637)

	—	—

The reconciliation between the Company’s effective tax rate on income from continuing operations and the statutory US Federal and State income tax rate is as follows:

	2011	2010
	$	$

Loss before taxes	(14,150,983)	(10,777,474)

	39.94%	42.12%

At applicable US Federal and State statutory tax rate	(5,651,903)	(4,539,472)
Permanent differences	158,456	(12,580)
Research and development tax credits	—	(1,492,043)
Changes to valuation allowances	5,476,326	6,006,780

	(17,121)	(37,315)

Celator Pharmaceuticals, Inc.

(A development stage company)

Notes to the consolidated financial statements

December 31, 2011, 2010 and for the period November 18, 1999 (date of incorporation) to December 31, 2011

(Expressed in United States dollars)

8.	Income taxes (continued)

In June, 2011 the Company applied to the New Jersey Economic Development Authority to sell $3,022,716 of net operating loss carryforwards (“NOLs”) from the 2007 to 2010 taxation years. On December 21, 2011 the Company was approved to sell $1,090,090 losses and sold them for $991,982 under the New Jersey Technology Business Tax Certificate Transfer Program. The State of New Jersey NOL carryforward amount increased to approximately $41.18 million (2010 - $28.19 million). The proceeds from the sale of NOLs have been included in income taxes for the year.

The Company has provided a valuation allowance for the full amount of its net deferred tax assets since realization of any future benefit from deductible temporary differences and net operating loss and tax credit carryforwards cannot be sufficiently assured at December 31, 2011 and 2010.

The Company has U.S. federal net operating loss carryforwards of approximately $90.517 million (2010 - $77.595 million) and research and development tax credit carryforwards of approximately $17.7 million (2010 - $15.7 million) available to reduce future taxable income which expire at various dates between 2024 and 2031. The Company has no Canadian tax loss carryforwards.

At December 31, 2011, the Company also has Canadian federal and British Columbia investment tax credits of approximately Cdn$716,436 (2010 $800,000) and $42,866 (2010 - $120,000), respectively, available to reduce taxes payable which expire in 2031 and 2021, respectively.

The Company has established valuation allowances to fully offset tax assets due to uncertainty about the Company’s ability to generate the future taxable income necessary to realize these deferred tax assets, particularly in light of the Company’s history of significant operating losses. Future utilization of the Company’s available net operating loss carryforwards and research and development credit carryforwards may be limited.

9.	Financial instruments

(a)	Fair value of financial instruments

The Company has classified its financial instruments in Note 2(m).

Financial instruments measured as loans and receivables or other financial liabilities are initially measured at fair value at fair value and subsequently measured at amortized cost using the effective interest method.

There is no fair value hierarchy as all financial instruments are recorded as loans and receivables and other financial liabilities.

The carrying values of certain of the Company’s financial instruments, including cash, restricted cash, short-term investments, other receivables, accounts payable and loans payable approximate fair value due to their short maturities.

Celator Pharmaceuticals, Inc.

(A development stage company)

Notes to the consolidated financial statements

December 31, 2011, 2010 and for the period November 18, 1999 (date of incorporation) to December 31, 2011

(Expressed in United States dollars)

9.	Financial instruments (continued)

(b)	Credit risk, liquidity risk, and interest rate risk

The Company has limited exposure to credit risk, as its cash, restricted cash, and short-term investments are held with major North American financial institutions. The majority of other receivables relates to the sale of NOLS to the State of New Jersey (Note 8). Therefore, exposure to this risk is limited.

The Company manages its liquidity risk associated with its financial liabilities (primarily those described in Note 5 and accounts payable and accrued liabilities) through the strategic use of long term debt and issuance of additional equity, as required to meet the capital requirements of maturing financial liabilities. The loan payable, accounts payable and accrued liabilities are expected to be realized within one year.

The Company is not exposed to interest rate risk as the loans payable carry a fixed rate of interest.

10.	Segment note

The Company operates in the United States and Canada as such both are separate operating segments. Geographic net income information is based on the location whereby the expenses were incurred. The geographic information about total assets is based on the physical location of the assets.

	December 31, 2011	December 31, 2010
	$	$
Total assets
United States	3,052,317	5,690,184
Canada	2,277,865	7,285,318
Germany	1,290,489	1,119,198

	6,620,671	14,094,700

Net income
United States	(10,498,950)	(7,205,492)
Canada	(3,669,154)	(3,609,297)

	(14,168,104)	(10,814,789)

Celator Pharmaceuticals, Inc.

(A development stage company)

Notes to the consolidated financial statements

December 31, 2011, 2010 and for the period November 18, 1999 (date of incorporation) to December 31, 2011

(Expressed in United States dollars)

11.	Subsequent events

(a)	On June 15, 2012, the Company entered in to a Loan and Security Agreement with Square 1 Bank. The Company can draw term loans, not to exceed Three Million Dollars ($3,000,000) up to December 15, 2012. On June 22, 2012, the Company borrowed $1,000,000. The loan bears interest at a rate of 5.5%, and interest only is payable for the first six months or to December 15, 2012, after which combined payments of principal and interest are due for a thirty month period.

In connection with this loan, a lien has been placed on scientific equipment with a net book value of $1.2 million. There were 17,267 warrants issued with a fair value of $10,489 or $0.607 per warrant. The Company estimated the fair value of the warrants based on the Black Scholes model using a risk-free rate of 0.5%, dividend yield of Nil%, volatility of 88% and an expected life of 7 years. On August 27, 2012 Celator borrowed the remaining available balance of $2,000,000.

(c)	In June 2012, Celator entered into an agreement with The Leukemia & Lymphoma Society® (“LLS” ) pursuant to which LLS has agreed to provide $5.0 million in funding from the LLS Therapy Acceleration Program for the Phase 3 clinical study of CPX-351. The agreement provides for LLS to make an upfront payment of $2,000,000 to Celator, which was received in July 2012, and a further payment of $3,000,000 to the Company on achievement of clinical milestones. In return, LLS has agreed to receive a success-based return on the total funding.

(d)	On August 28, 2012, the Company’s board of directors and stockholders approved an amendment to the second amended and restated certificate of incorporation. The amendment provided for a 18.7495-to-1 reverse stock split of the outstanding common stock and Series A, B, C and D convertible preferred stock (collectively, “Capital Stock”), which became effective on August 28, 2012. Accordingly, (i) every 18.7495 shares of Capital Stock have been combined into one share of new Common Stock, (ii) the number of shares of Common Stock into which each outstanding option to purchase new Capital Stock has been proportionately decreased on an 18.7495-to-1 basis, (iii) the exercise price for each outstanding option or warrant to purchase capital stock has been proportionately increased on an 18.7495-to-1 basis. All of the share numbers, share prices, and exercise prices have been adjusted within these financial statements, on a retroactive basis, to reflect this 18.7495-to-1 reverse stock split. The Company’s authorized shares consist of 255,000,000 shares of common stock, and 232,162,828 shares of preferred stock.

(e)	In February 2012, Celator consigned scientific equipment for sale. The net book value of the consigned equipment at February 28, 2012 was $534,710 (June 30, 2012 $494,136). At September 21, 2012 Celator had received proceeds of $26,387 on equipment with a net book value of $63,795 for a loss on disposal of $37,408.

The Company has evaluated all events that occurred after the balance sheet date through October 26, 2012, the date when the financial statements were issued, to determine if they must be reported. Management of the Company determined that the subsequent events noted in Note 11 (a-e) represent a complete list of subsequent events.

Celator Pharmaceuticals, Inc.

(A Development Stage Company)

Six months ended June 30, 2012 and for the period November 18, 1999 (date of incorporation) to June 30, 2012

CELATOR PHARMACEUTICALS, INC.

(A Development Stage Company)

Consolidated statement of loss and comprehensive loss

Six month period ended June 30, 2012, 2011 and

for the period November 18, 1999 (date of incorporation) to June 30, 2012

(Expressed in United States dollars)

(Unaudited)

	SIX MONTHS ENDED		November 1999 (inception) to
	JUNE 2012	JUNE 2011	JUNE 2012
	$	$	$
EXPENSES
Research and development	1,674,913	6,644,446	77,223,846
Leukemia & Lymphoma Society funding	(135,000)	(262,751)	(4,148,730)
Research collaboration income	(19,440)	(150,000)	(2,240,720)
General and administrative	1,798,852	1,981,308	34,901,233
Loss on disposal of property and equipment	19,498	—	708,507
Amortization and depreciation	171,512	271,302	4,434,012

OPERATING LOSS	(3,510,335)	(8,484,305)	(110,878,149)

Other income (expenses)
Foreign exchange gain (loss)	(7,540)	(9,374)	547,208
Interest and miscellaneous income	1,749	38,768	2,760,983
Gain on settlement of exchange preferred stock	—	—	1,562,689
Non-cash financing costs	(12,480)	—	(523,818)
Interest expense	(414,857)	(5,675)	(1,537,386)

LOSS BEFORE TAXES	(3,943,463)	(8,460,586)	(108,068,472)

Income taxes
Current	(7,301)	(8,005)	(130,534)
Sale of net operating loss carryforwards	—	—	2,592,177
Investment tax credit recovery	—	—	2,411,080

NET LOSS INCURRED IN THE DEVELOPMENT STAGE	(3,950,764)	(8,468,591)	(103,195,749)
Other comprehensive loss attributable to foreign exchange translation	—	—	(1,133,266)

Comprehensive loss	(3,950,764)	(8,468,591)	(104,329,015)
Accretion on preferred stock	—	—	(1,475,853)

Total comprehensive loss attributable to common stockholders	(3,950,764)	(8,468,591)	(105,804,868)

NET LOSS INCURRED IN THE DEVELOPMENT STAGE	(3,950,764)	(8,468,591)	(103,195,749)
Accretion on preferred stock	—	—	(1,475,853)

LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS	(3,950,764)	(8,468,591)	(104,671,602)

LOSS PER SHARE
Basic and diluted	(0.49)	(1.12)	(13.00)

WEIGHTED AVERAGE OF COMMON SHARES OUTSTANDING
Basic and diluted	8,052,744	7,536,956	8,052,744

CELATOR PHARMACEUTICALS, INC.

(A Development Stage Company)

Consolidated balance sheets

As at June 30, 2012 and for the year ended December 31, 2011

(Expressed in United States dollars)

(Unaudited)

	Notes	JUNE 2012	DECEMBER 2011
		$	$
ASSETS
CURRENT
Cash		1,164,809	1,572,914
Restricted cash		54,022	54,081
Short-term investments		565,001	1,653,864
Other receivables, net		136,142	1,217,758
Prepaid expenses and deposits		232,607	46,199

Total current assets		2,152,581	4,544,816

Other Assets		98,030	58,585
Property and equipment, net	3	1,839,156	2,017,270

Total assets		4,089,767	6,620,671

LIABILITIES

CURRENT
Accounts payable		616,987	501,712
Accrued liabilities	4	666,542	904,393
Current portion of loans payable	5	3,265,739	2,585,646

Total current liabilities		4,549,268	3,991,751

Loans payable	5	811,880	—

Total liabilities		5,361,148	3,991,751

STOCKHOLDERS’ (DEFICIT) EQUITY

Common stock
Authorized 255,000,000 common stocks, par $0.001
Issued and outstanding 11,230,668 common stock (December 2011 - 11,230,561)		11,230	11,230
Additional paid in capital		104,423,439	104,385,456
Warrants	7	98,818	86,338
Accumulated other comprehensive loss		(1,133,266)	(1,133,266)
Deficit accumulated during the development stage		(104,671,602)	(100,720,838)

Total stockholders’ equity		(1,271,381)	2,628,920

Total liabilities and stockholders’ (deficit) equity		4,089,767	6,620,671

Commitments and contingencies (Note 6)
Going concern (Note 1(b))

CELATOR PHARMACEUTICALS, INC.

(A Development Stage Company)

Consolidated statement of changes in stockholders’ equity

Six month period ended June 30, 2012, 2011 and

for the period November 18, 1999 (date of incorporation) to June 30, 2012

(Expressed in United States dollars)

(Unaudited)

	COMMON STOCKS				WARRANTS		*ADDITIONAL PAID IN	OTHER COMPREHENSIVE	ACCUMULATED	STOCKHOLDERS’
	*NUMBER	AMOUNT	RESTRICTED STOCK		*NUMBER	AMOUNT	CAPITAL	INCOME	DEFICIT	EQUITY
		$		$		$	$	$	$	$

Issued on incorporation	25,802	26	—	—	—	—	3,230	—	—	3,256
Issued for technology	1,602	2	—	—	—	—	200	—	—	202
Issued for cash, net of stock issuance costs US $24,823 (CDN $36,875)	8,479	8	—	—	—	—	402,689	—	—	402,697
Foreign currency translation adjustment	—	—	—	—	—	—	—	(1,987)	—	(1,987)
Net loss	—	—	—	—	—	—	—	—	(200,050)	(200,050)

Balance at December 31, 2000	35,883	36	—	—	—	—	406,119	(1,987)	(200,050)	204,118

Issued for cash on exercise of stock options	55	—	—	—	—	—	3,722	—	—	3,722
Issued for cash, net of stock issuance costs of $45,156 (CDN $69,933)	7,467	7	—	—	3,734	—	1,084,817	—	—	1,084,824
Foreign currency translation adjustment	—	—	—	—	—	—	—	(20,689)	—	(20,689)
Net loss	—	—	—	—	—	—	—	—	(773,668)	(773,668)

Balance at December 31, 2001	43,405	43	—	—	3,734	—	1,494,658	(22,676)	(973,718)	498,307

Issued for cash, net of stock issuance costs of $61,388 (CDN $96,040)	1,118	1	—	—	—	—	137,735	—	—	137,736
Warrants issued on Series 1 Class A Preferred stock	—	—	—	—	1,121	—	—	—	—	—
Warrants issued on note payable	—	—	—	—	1,934	—	—	—	—	66,862
Warrants issued on note payable, cancelled	—	—	—	—	(5,668)	—	—	—	—	(66,862)
Foreign currency translation adjustment	—	—	—	—	—	—	—	13,861	—	13,861
Net loss	—	—	—	—	—	—	—	—	(1,497,719)	(1,497,719)

Balance at December 31, 2002	44,523	44	—	—	1,121	—	1,632,393	(8,815)	(2,471,437)	(847,815)

Issued for cash - exercise of stock options	3,522	4	—	—	—	—	8,513	—	—	8,517
Foreign currency translation adjustment	—	—	—	—	—	—	—	(484,668)	—	(484,668)
Net loss	—	—	—	—	—	—	—	—	(3,506,027)	(3,506,027)

Balance at December 31, 2003	48,045	48	—	—	1,121	—	1,640,906	(493,483)	(5,977,464)	(4,829,994)

Issued for cash - exercise of stock options	6,410	6	—	—	—	—	15,464	—	—	15,470
Foreign currency translation adjustment	—	—	—	—	—	—	—	(811,423)	—	(811,423)
Net loss	—	—	—	—	—	—	—	—	(5,445,046)	(5,445,046)

Balance at December 31, 2004	54,455	54	—	—	1,121	—	1,656,369	(1,304,906)	(11,422,510)	(11,070,993)

Warrants issued on conversion of bridge loan	—	—	—	—	37,033	425,000	—	—	—	425,000
Issued on reorganization	844,173	844	—	—	—	—	9,495,846	—	—	9,496,690
Issued on conversion of debt	246,864	247	—	—	—	—	2,776,897	—	—	2,777,144
Issued for cash, net of stock issue costs of $757,523	3,308,789	3,309	—	—	—	—	36,462,039	—	—	36,465,348
Issued for cash on exercise of stock options	12,054	12	—	—	—	—	33,134	—	—	33,146
Issued for cash on exercise of warrants	108	0	—	—	(69)	—	1,220	—	—	1,220
Warrants expired	—	—	—	—	(1,052)	—	—	—	—	171,640
Foreign currency translation adjustment	—	—	—	—	—	—	—	171,640	—	—
Net loss	—	—	—	—	—	—	—	—	(8,913,249)	(8,913,249)

Balance at December 31, 2005	4,466,443	4,466	—	—	37,033	425,000	50,425,505	(1,133,266)	(20,335,759)	29,385,946

Issued for cash on exercise of stock options	1,705	2	—	—	—	—	4,675	—	—	4,677
Stock based compensation	—	—	—	—	—	—	201,989	—	—	201,989
Net loss for the period	—	—	—	—	—	—	—	—	(14,588,786)	(14,588,786)

Balance at December 31, 2006	4,468,148	4,468	—	—	37,033	425,000	50,632,169	(1,133,266)	(34,924,545)	15,003,826

Issued for cash on exercise of stock options	13,748	14	—	—	—	—	31,189	—	—	31,202
Stock based compensation	—	—	—	—	—	—	243,340	—	—	243,340
Issued for cash, net of costs	888,914	889	—	—	—	—	9,976,668	—	—	9,977,556
Net loss for the period	—	—	—	—	—	—	—	—	(16,761,805)	(16,761,805)

Balance at December 31, 2007	5,370,810	5,371	—	—	37,033	425,000	60,883,366	(1,133,266)	(51,686,350)	8,494,120

Issued for cash on exercise of stock options	1,159	1	—	—	—	—	2,660	—	—	2,662
Stock based compensation	—	—	—	—	—	—	186,578	—	—	186,578
Issued for cash	1,334	1	—	—	—	—	4,498	—	—	4,499
Issued for cash, restricted stock	—	—	4,000	4	—	—	13,497	—	—	13,501
Issued for cash, net of stock issue costs of $94,702	2,014,365	2,014	—	—	—	—	22,564,279	—	—	22,566,293
Net loss for the period	—	—	—	—	—	—	—	—	(14,028,617)	(14,028,617)

Balance at December 31, 2008	7,387,668	7,388	4,000	4	37,033	425,000	83,654,878	(1,133,266)	(65,714,967)	17,239,037

Issued for cash on exercise of stock options	1,432	1	—	—	—	—	3,472	—	—	3,474
Stock based compensation	—	—	—	—	—	—	200,522	—	—	200,522
Restricted stock transferred to common stock	1,333	1	(1,333)	(1)	—	—	—	—	—	—
Warrants issued on signing of loan agreement	—	—	—	—	12,445	9,333	—	—	—	9,333
Net loss for the period	—	—	—	—	—	—	—	—	(10,022,979)	(10,022,979)

Balance at December 31, 2009	7,390,433	7,390	2,667	3	49,478	434,333	83,858,873	(1,133,266)	(75,737,946)	7,429,387

Issued for cash on exercise of stock options	425	—	—	—	—	—	1,434	—	—	1,434
Stock based compensation	—	—	—	—	—	—	169,424	—	—	169,424
Restricted stock transferred to common stock	1,334	1	(1,334)	(1)	—	—	—	—	—	—
Warrants expired April 30, 2010	—	—	—	—	(37,033)	(425,000)	425,000	—	—	—
Issued for cash, net of stock issue costs of $172,389	2,877,777	2,878	—	—	—	—	14,824,734	—	—	14,827,612
Net loss for the period	—	—	—	—	—	—	—	—	(10,814,788)	(10,814,788)

Balance at December 31, 2010	10,269,969	10,269	1,333	1	12,445	9,333	99,279,465	(1,133,266)	(86,552,734)	11,613,069

Stock based compensation	—	—	—	—	—	—	114,089	—	—	114,088
Issued for cash, net of stock issue costs of $7,397	959,259	959	—	—	—	—	4,991,645	—	—	4,992,604
Restricted stock transferred to common stock	1,333	1	(1,333)	(1)	—	—	—	—	—	—
Warrants issued on signing of loan agreement	—	—	—	—	123,585	77,005	258	—	—	77,263
Net loss for the period	—	—	—	—	—	—	—	—	(14,168,104)	(14,168,104)

Balance at December 31, 2011	11,230,561	11,230	—	—	136,030	86,338	104,385,456	(1,133,266)	(100,720,838)	2,628,920

Issued for cash on exercise of stock options	107	—	—	—	—	—	240	—	—	240
Stock based compensation	—	—	—	—	—	—	37,735	—	—	37,735
Warrants issued on receipt of loan and notes	—	—	—	—	20,967	12,480	8	—	—	12,488
Net loss for the period	—	—	—	—	—	—	—	—	(3,950,764)	(3,950,764)

Balance at June 30, 2012	11,230,668	11,230	—	—	156,997	98,818	104,423,439	(1,133,266)	(104,671,602)	(1,271,381)

*	Adjusted for 18.7495-1 split. See financial statement Note 10 (c)

CELATOR PHARMACEUTICALS, INC.

(A Development Stage Company)

Consolidated statements of cash flows

Six month period ended June 30, 2012, 2011 and

for the period November 18, 1999 (date of incorporation) to June 30, 2012

(Unaudited)

	SIX MONTHS ENDED		Nov 1999 (inception) to
	JUNE 2012	JUNE 2011	JUNE 2012
	$	$	$
OPERATING ACTIVITIES
Net loss	(3,950,764)	(8,468,591)	(104,671,602)
Adjustments for non-cash items
Amortization and depreciation	171,512	271,302	4,434,012
Accretion on preferred stock	—	—	1,475,853
Non-cash stock based compensation expense	37,735	62,243	1,153,677
Gain on settlement of preferred stock	—		(1,562,689)
Loss on disposal of property and equipment	19,498	—	708,507
Non-cash financing costs	12,480	—	523,818
Changes in operating assets and liabilities
Other receivables, net	1,081,616	242,815	(136,142)
Prepaid expenses and deposits	(186,408)	25,093	(232,607)
Other assets	(39,445)	(1,625)	(98,030)
Accounts payable	115,275	(250,552)	616,990
Accrued liabilities	177,006	(255,910)	1,090,433

Cash used in operating activities	(2,561,495)	(8,375,225)	(96,697,780)

INVESTING ACTIVITIES
Purchase of property and equipment	(17,911)	(378,618)	(7,320,160)
Proceeds on disposals of property and equipment	5,015	—	338,485
Net sales (purchase) of short-term investments	1,088,863	391,607	(565,001)

Cash provided by (used in) investing activities	1,075,967	12,989	(7,546,676)

FINANCING ACTIVITIES
Proceeds from issuance of common stock and on options exercised	240	—	1,752,478
Proceeds from issuance of warrants	8	—	265
Proceeds from issuance of preferred stock	—	5,000,000	102,157,702
Payment of share issuance costs	—	—	(1,054,454)
Proceeds from long-term debt	1,077,116	—	13,552,021
Repayments of capital lease obligation	—	—	(163,242)
Repayments of long-term debt	—	(49,434)	(9,735,053)

Cash provided by financing activities	1,077,364	4,950,566	106,509,718

Effect of foreign exchange rate changes	59	(1,726)	(1,100,452)

Net change in cash	(408,105)	(3,413,396)	1,164,810
Cash, beginning of the period	1,572,914	6,597,311	—

Cash, end of the period	1,164,809	3,183,915	1,164,810

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	3,514	5,675	983,774
Income taxes paid	7,301	8,005	107,901
Property and equipment purchased under capital lease	—	—	449,744
Preferred stocks issued on conversion of debt	—	—	5,337,417

Celator Pharmaceuticals, Inc.

(A Development Stage Company)

Notes to the consolidated financial statements

Six months ended June 30, 2012, 2011 and for the period November 18, 1999 (date of incorporation) to June 30, 2012

(Expressed in United States dollars)

(Unaudited)

1.	Nature of the business and basis of presentation

(a)	Nature of the business

Celator Pharmaceuticals, Inc. (“CPI” or the “Company”) is a development stage company developing new therapeutic products for cancer treatment using proprietary technology that recognizes and controls the delivery of efficacious fixed ratios of drug combinations to tumor sites.

(b)	Going concern

While the financial statements have been prepared on the basis of accounting principles applicable to a going concern, several adverse conditions and events raise substantial doubt upon the validity of this assumption.

The Company has incurred substantial losses and negative cash flows from operations in every fiscal period since inception. For the six months ended June 30, 2012, the Company incurred an operating loss of $3,510,335 (2011 - $8,484,305) and negative cash flows from operations of approximately $2,561,495 (2011 - $8,375,225). As of June 30, 2012 the Company had accumulated a deficit of $104,671,602. The Company expects operating losses and negative cash flows to continue for the foreseeable future as costs and expenses are incurred during clinical trials and product development.

These consolidated financial statements have been prepared on the basis that the Company will continue as a going concern. The conditions described in the preceding paragraphs may raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern and recover its investment in property and equipment is dependent on its ability to attain profitable operations or obtain additional financing in order to meet its planned business objectives. However, there can be no assurance that the Company will be able to obtain additional financial resources, achieve profitability or positive cash flows. If the Company is unable to generate positive cash flows or obtain adequate financing, the Company will need to further curtail operations and development activities. Failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a liquidation basis which could differ significantly from the going concern basis.

Celator Pharmaceuticals, Inc.

(A Development Stage Company)

Notes to the consolidated financial statements

Six months ended June 30, 2012, 2011 and for the period November 18, 1999 (date of incorporation) to June 30, 2012

(Expressed in United States dollars)

(Unaudited)

2.	Summary of significant accounting policies

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and are presented in U.S. dollars. The following is a summary of significant accounting policies used in the preparation of these financial statements.

(a)	Basis of consolidation

The consolidated financial statements include the accounts of CPI and its wholly-owned subsidiary Celator Pharmaceutical Corp. (“CPC”). All intercompany transactions have been eliminated.

(b)	Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results may differ from those estimates. Significant areas requiring management estimates in the preparation of these consolidated financial statements include, amongst other things, assessment that the going concern assumption is appropriate, assessment of other receivables, accounts payable, accrued liabilities, impairment and amortization of property and equipment, valuation allowance for deferred income taxes, valuation of stock-based compensation and contingencies.

(c)	Foreign currency translation and transactions

The functional currency of the Company and its foreign subsidiary is the U.S. dollar. As such, monetary assets and liabilities of the Company’s operation denominated in a currency other than the U.S. dollar are translated into U.S. dollars at the exchange rate prevailing as at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date. Revenue and expenses are translated at the average exchange rates prevailing during the year, with the exception of amortization which is translated at historical exchange rates. Exchange gains and losses on translation are included in operations.

(d)	Short-term investments

All of the Company’s investments have a maturity of more than one month and less than one year. As at June 30, 2012 the Company’s investments consisted of money market securities, bank term deposits and guaranteed investment certificates. Interest income is recognized as earned and all investments are carried at amortized cost which approximates fair value due to their short-term nature.

Celator Pharmaceuticals, Inc.

(A Development Stage Company)

Notes to the consolidated financial statements

Six months ended June 30, 2012, 2011 and for the period November 18, 1999 (date of incorporation) to June 30, 2012

(Expressed in United States dollars)

(Unaudited)

2.	Summary of significant accounting policies (continued)

(e)	Property and equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line depreciation method as follows:

Computer equipment	4 years
Furniture and office equipment	7 years
Laboratory equipment	10 years
Capital lease equipment	5 years
Leasehold improvements	Lesser of useful life and term of lease

Equipment held under capital lease and leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the related asset. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations. The Company reviews property and equipment to assess recoverability from future operations whenever events and circumstances indicate that the carrying value may not be recoverable. Impairment losses are recognized in operating results when expected undiscounted future cash flows are less than the carrying value of the assets used or disposed of by sale. If impairment is indicated, the asset value is written down to its fair value.

(f)	Impairment of property and equipment

Property and equipment is reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of a property and equipment may not be recoverable. Impairment losses are recognized when the carrying amount of property and equipment’s carrying amounts exceeds its fair value.

(g)	Research and development

Research and development expenses include costs directly attributable to the conduct of research and development programs, including the cost of salaries, payroll taxes, employee benefits, materials, supplies, maintenance of research equipment, costs related to research collaboration and licensing agreements, the cost of services provided by outside contractors, including services related to the Company’s clinical trials, clinical trial expenses, the full cost of manufacturing drug for use in research, preclinical development, and clinical trials. All costs associated with research are expensed as incurred.

Celator Pharmaceuticals, Inc.

(A Development Stage Company)

Notes to the consolidated financial statements

Six months ended June 30, 2012, 2011 and for the period November 18, 1999 (date of incorporation) to June 30, 2012

(Expressed in United States dollars)

(Unaudited)

2.	Summary of significant accounting policies (continued)

(h)	Research collaboration income

A source of income is derived from Research and Development arrangements with the Leukemia and Lymphoma Society whereby income is earned based on specific milestones reached during the R&D process. Income derived from this arrangement is shown gross of research and development expenses on the consolidated statement of loss and comprehensive loss.

(i)	Stock-based compensation

Stock based compensation transactions are recognized as compensation expense in the statement of operations based on their fair values on the date of the grant, with the compensation expense recognized over the period in which a grantee is required to provide service in exchange for the stock award. Additionally, for any unvested awards outstanding at the adoption date, the Company is required to recognize compensation expense over the remaining service period. Prior to December 31, 2005, the Company used the minimum value method of measuring the pro forma amount of equity share options and, as a result, no stock-based compensation is recorded for unvested award granted prior to January 1, 2006. The Company has elected to use the modified prospective transition method as permitted and, accordingly, prior periods have not been restated for comparative purposes. ASC 718 Compensation - Stock Compensation requires an estimate of forfeitures at the time of grant and those estimates must be revised in subsequent periods if actual forfeitures differ from those estimates.

The Company estimated the fair value of options granted using the Black-Scholes option valuation model. This estimate uses assumptions regarding a number of inputs that required us to make significant estimates and judgments. Because the Company does not have publicly traded common stock the expected volatility assumption was based on industry peer information.

(j)	Warrants

All warrants granted are valued using the fair value method which is determined by the Black-Scholes pricing model with assumptions for risk free interest rates, dividend yields, volatility factors and an expected life of the warrants. This value is expensed over the life of the warrants or related instrument until such warrants are exercised.

(k)	Loss per share

Income (loss) per share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings per share would be calculated, if the Company had positive net earnings, to give effect to the potential dilution that would occur if secured or other contracts to issue common stock were exercised or converted to common stock using the treasury stock method. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common stock at the prevailing market rate. Shares held in escrow and contingently cancellable are included in the computation of basic loss per share.

Celator Pharmaceuticals, Inc.

(A Development Stage Company)

Notes to the consolidated financial statements

Six months ended June 30, 2012, 2011 and for the period November 18, 1999 (date of incorporation) to June 30, 2012

(Expressed in United States dollars)

(Unaudited)

2.	Summary of significant accounting policies (continued)

(l)	Income taxes

The Company accounts for income taxes using ASC 740 Income Taxes. ASC 740 Income Taxes is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. In estimating future tax consequences, Income Taxes generally considers all expected future events other than enactments of and changes in the tax law or rates. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized. Valuation allowances are provided if, considering available evidence it is more likely than not that overall the deferred tax assets will not be realized.

ASC 740 clarifies the criteria that must be met prior to recognition of the financial statement benefit of a position taken in a tax return. ASC 140 provides a benefit recognition model with a two-step approach consisting of a “more-likely-than-not” recognition criteria, and a measurement attribute that measure a given tax position as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement. ASC 740 also requires the recognition of liabilities created by differences between tax positions taken in a tax return and amounts recognized in the financial statements.

Investment tax credits relating to scientific research and experimental development are accounted for in operations. To the extent there is reasonable assurance the credits will be realized, they are recorded in the period the related expenditure is made as a reduction of current operating expenses (tax recovery).

(m)	Significant categories of financial instruments

Financial assets
Cash	Loans and receivables
Restricted cash	Loans and receivables
Short-term investments	Loans and receivables
Other receivables	Loans and receivables

Financial liabilities
Accounts payable	Other financial liabilities
Loans payable	Other financial liabilities

FASB Accounting Standards Codification Topic 820, Fair Value Measurements requires disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures regarding the level of disaggregation and the inputs and valuation techniques used to measure fair value.

ASC 820-10 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Celator Pharmaceuticals, Inc.

(A Development Stage Company)

Notes to the consolidated financial statements

Six months ended June 30, 2012, 2011 and for the period November 18, 1999 (date of incorporation) to June 30, 2012

(Expressed in United States dollars)

(Unaudited)

2.	Summary of significant accounting policies (continued)

(m)	Significant categories of financial instruments (continued)

ASC 820-10 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820-10 establishes three levels of inputs that may be used to measure fair value:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, such as: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

(n)	Segment reporting

The Company has identified its United Sates and Canadian operations as geographic segments. Intersegment transactions and balances have been eliminated in the preparation of the segmental analysis note.

(o)	Accounting standards issued but not effective

In May 2011, the Financial Accounting Standards Board (“FASB”) issued amendments to disclosure requirements for common fair value measurement. These amendments, effective for the interim and annual periods beginning on or after December 15, 2011 (early adoption is prohibited), provide common definitions of fair value and common fair value measurements and disclosure requirements between U.S. GAAP and International Financial Reporting Standards (“IFRS”). Consequently, the amendments change some fair value measurement principles and disclosure requirements. The adoption of this amended accounting guidance is not expected to have a material impact on the Company’s consolidated financial position and results of operations.

In June 2011, the FASB issued amendments to disclosure requirements for the presentation of comprehensive income. This guidance, effective retrospectively for the interim and annual periods beginning on or after December 15, 2011 (early adoption is permitted), requires the presentation of total comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The Company early adopted this amendment on January 1, 2011. The adoption of this amended accounting guidance did not have a material impact on the Company’s consolidated financial position and results of operations.

Celator Pharmaceuticals, Inc.

(A Development Stage Company)

Notes to the consolidated financial statements

Six months ended June 30, 2012, 2011 and for the period November 18, 1999 (date of incorporation) to June 30, 2012

(Expressed in United States dollars)

(Unaudited)

3.	Property and equipment

Property and equipment, including assets held under capital lease, consists of the following:

	June 2012
	Cost	Accumulated depreciation	Net book value
	$	$	$

Computer equipment	116,907	(94,427)	22,480
Furniture and office equipment	148,980	(119,001)	29,979
Laboratory equipment	3,149,132	(1,362,435)	1,786,697
Capital lease equipment	279,277	(279,277)	—
Leaseholds	102,518	(102,518)	—

	3,796,814	(1,957,658)	1,839,156

	December 2011
	Cost	Accumulated depreciation	Net book value
	$	$	$

Computer equipment	135,003	(126,728)	8,275
Furniture and office equipment	312,684	(266,325)	46,359
Laboratory equipment	3,198,698	(1,236,062)	1,962,636
Capital lease equipment	279,277	(279,277)	—
Leaseholds	305,109	(305,109)	—

	4,230,771	(2,213,501)	2,017,270

At June 30, 2012, equipment under capital leases consisted of four pieces of scientific equipment with a cost basis of $279,277 (2011 - $279,277). Accumulated amortization of equipment under capital lease totaled $279,277 (2011 - $279,277). Equipment and leasehold improvements, net, include leasehold improvements, a portion of which were reimbursed by the landlord as lease incentives with an initial cost of $819,266 (2011 - $819,266). The carrying amount of these leasehold improvements is $Nil at June 30, 2012 (2011 - $Nil). During the period ended June 30, 2012 assets with a net book value of $24,513 (2011 - $860,853) were sold and disposed of for $5,015 (2011 - $287,270), resulting in a loss on disposal of $19,498 (2011 - $573,583).

In February 2012, Celator consigned scientific equipment for sale. The net book value of the consigned equipment at February 28, 2012 was $534,710 (June 30, 2012 $494,136). At June 30, 2012 Celator had not sold any equipment on consignment.

Celator Pharmaceuticals, Inc.

(A Development Stage Company)

Notes to the consolidated financial statements

Six months ended June 30, 2012, 2011 and for the period November 18, 1999 (date of incorporation) to June 30, 2012

(Expressed in United States dollars)

(Unaudited)

4.	Accrued liabilities

Accrued liabilities were comprised of the following balances:

	June 2012	December 2011
	$	$

Accrued bonuses	453,722	453,929
Accrued salaries and vacation	122,750	195,436
Accrued professional fees	71,378	143,318
Accrued trade expenses	18,692	111,710

	666,542	904,393

5.	Loans payable

	June 2012	December 2011
	$	$

Related Party Loan Payable (i)	3,076,561	2,585,646
Square 1 Bank Loan (ii)	1,001,058	—
Less current portion	(3,265,739)	(2,585,646)

	811,880	—

(i)	In December 2011, certain holders of Series A, B, C and D preferred stock purchased a Convertible Promissory Note from the Company in the amount of $2,576,610. Refer to subsequent events, Note 10, for more information on the elimination of the old preferred stock. The Note was issued with an interest rate of 8% per annum and interest accrued daily and compounded annually. On February 1, 2012 an additional note was purchased in the amount of $77,116. In addition to the Note and interest an additional amount of $308,465 was accrued as a four time provision on the additional Note of $77,116. The principal amount of the Note, the accrued interest of $114,370 and four time provision were outstanding on June 30, 2012. The loan was initially fair valued and subsequently carried at amortized cost. The loan was secured by the assets of the Company including its intellectual property. At any time after July 1, 2012, if the notes have not been paid in full or converted, the majority note holder may elect at their discretion, to demand payment for the entire outstanding principle balance on the notes plus all accrued interest.

In the event the Company completes an initial public offering, or an offering of public stock concurrent with a merger into a public shell or similar vehicle, each holder of a Note then outstanding shall convert its Note (principal, accrued interest) into the “Public” common stock on such terms and conditions as shall be approved by the Majority Note Holders. At December 31, 2011, there were 123,585 warrants issued with the loan. The fair value of the warrants was $0.61 per warrant. The total fair value of $77,005 was expensed to non-cash financing costs with an offsetting credit to warrants. The fair value of the warrants was based on the Black Scholes model using a risk-free rate of 0.5%, dividend yield of Nil, volatility of 88% and an expected life of 7 years. The warrants are exercisable at an exercise price of $5.21 per warrant.

Celator Pharmaceuticals, Inc.

(A Development Stage Company)

Notes to the consolidated financial statements

Six months ended June 30, 2012, 2011 and for the period November 18, 1999 (date of incorporation) to June 30, 2012

(Expressed in United States dollars)

(Unaudited)

5.	Loans payable (continued)

(i)	(continued)

There were also 3,700 warrants issued with the Additional First Tranche Notes in February 2012 with a fair value of $0.54 per warrant. The total fair value of $1,996 was expensed to non-cash financing costs with an offsetting credit to warrants. The fair value of the warrants was based on the Black Scholes model using a risk-free rate of 0.5%, dividend yield of Nil%, volatility of 88% and an expected life of 6 years. The warrants are exercisable at an exercise price of $5.21 per warrant.

(ii)	On June 15, 2012 the Company entered in to a Loan and Security Agreement with Square 1 Bank. The Company can draw up to $3,000,000 until December 15, 2012. On June 22, 2012 the Company borrowed an initial amount of $1,000,000. The loan bears interest at a rate of 5.5%, and interest only is payable for the first six months until December 15, 2012, after which combined payments of principal and interest are due for a thirty month period.

In connection with this loan, a lien has been placed on scientific equipment with a net book value of $1.2 million. There were 17,267 warrants issued with a fair value of $10,489 or $0.61 per warrant. The total fair value was expensed to non-cash financing costs with an offsetting credit to warrants. The Company estimated the fair value of the warrants based on the Black Scholes model using a risk-free rate of 0.5%, dividend yield of Nil, volatility of 88% and an expected life of 7 years.

6.	Commitments and contingencies

Contingencies

The Company’s by-laws provide for the indemnification of officers and directors for certain events or occurrences while the officer or director is, or was, serving at the Company’s request in such capacity. The maximum potential amount of future payments that the Company could be required to make under the by-laws is unlimited; however, the Company has director and officer insurance policies that, in most cases, would limit its exposure and enable it to recover a portion of any future amounts paid. As a result of the insurance policy coverage, the estimated fair value of these indemnification provisions is minimal. All of these indemnification provisions were grandfathered under the provisions of FASB Interpretation No. 45 (ASC 460) Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others as they were in effect prior to December 31, 2002. Accordingly, the Company has no liabilities recorded for these provisions as of June 30, 2012 and December 31, 2011.

In the ordinary course of business, the Company enters into agreements with third parties that include indemnification provisions which, in its judgment, are normal and customary for companies in its industry sector. These agreements are typically with business partners, clinical sites, and suppliers. Pursuant to these agreements, the Company generally agrees to indemnify, hold harmless, and reimburse indemnified parties for losses suffered or incurred by the indemnified parties with respect to the Company’s product candidates, use of such product candidates, or other actions taken or omitted by the Company. The maximum potential amount of future payments the Company could be required to make under these indemnification provisions is unlimited. The Company has not incurred material costs to defend lawsuits or settle claims related to these indemnification provisions. As a result, the estimated fair value of liabilities relating to these provisions is minimal. Accordingly, the Company has no liabilities recorded for these provisions as of June 30, 2012 and December 31, 2011.

Celator Pharmaceuticals, Inc.

(A Development Stage Company)

Notes to the consolidated financial statements

Six months ended June 30, 2012, 2011 and for the period November 18, 1999 (date of incorporation) to June 30, 2012

(Expressed in United States dollars)

(Unaudited)

6.	Commitments and contingencies (continued)

Commitments

The Company entered into an office lease agreement for office space in Vancouver that expires March 31, 2013. The below are the minimum lease payments for the Company.

	2012	2013
	$	$

Office lease	26,711	13,392

7.	Stock options and warrants

(a)	Authorized

255,000,000 Common Shares - Par value of $0.001 per share

232,168,828 Preferred Shares - Par value of $0.001 per share (none issued)

Issued

See consolidated statement of changes in Stockholder’s equity

(b)	Stock options

In 2005, the Company adopted the Celator Pharmaceuticals, Inc. 2005 Equity Incentive Plan (the “Plan”). The Plan was most recently amended on July 7, 2008. At June 30, 2012, a total of 982,725 stock options had been granted and are outstanding and 37,681 stock options remain to be granted. The Company has reserved shares of its common stock to permit exercise of options in accordance with the terms of the Plan. The Plan has two separate programs:

(i)	The discretionary option grant program providing for the granting of both incentive and non-qualified stock options, as defined by the Internal Revenue Code; and

(ii)	The discretionary stock award program, under which shares may be issued, either for consideration or for no consideration are subject to restrictions or conditions.

Options granted under the Plan may be incentive stock options or non-qualified stock options. Incentive stock options may only be granted to employees. The board of directors, or a committee of the board of directors appointed to administer the Plan, determines the period over which options become exercisable and the conditions under which stock awards are granted and become vested.

Celator Pharmaceuticals, Inc.

(A Development Stage Company)

Notes to the consolidated financial statements

Six months ended June 30, 2012, 2011 and for the period November 18, 1999 (date of incorporation) to June 30, 2012

(Expressed in United States dollars)

(Unaudited)

7.	Stock options and warrants

(b)	Stock options (continued)

Under the terms of the stock option agreement, unvested options may be exercised into restricted stock that the Company is under no obligation to repurchase. During 2008, an option holder exercised 5,334 options into restricted common stock. This stock could only be transferred into unrestricted common stock in accordance with the terms of the restricted stock purchase agreement. Under the terms of this agreement the restricted stock was released under the same terms as the vesting of the stock options which were exercised. At June 30, 2012, nil stocks were still restricted (2011 - Nil).

The following table summarizes the activity of the Company’s stock option plans for the years ended June 30, 2012 and December 31, 2011:

	June 30, 2012		December 31, 2011
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$
Outstanding, beginning of year	992,629	2.57	1,010,619	2.62
Granted	—	—	214	1.12
Exercised	(107)	2.25	—	—
Cancelled	(9,797)	1.17	(18,204)	1.41

Outstanding, end of year	982,725	2.57	992,629	2.57

Exercisable, end of year	939,950	2.59	920,685	2.57

The weighted average grant date fair value of stock options granted for the period ended June 30, 2012 was Nil and in the year ended December 31, 2011 was $0.56.

The following table summarizes the stock options outstanding and exercised at June 30, 2012:

Range of exercise prices	Number outstanding	Average exercise price	Remaining contractual life	Number exercisable	Average exercise price
$		$			$

1.12	12,647	1.12	9.3 years	5,797	1.12
2.25 - 2.81	804,158	2.43	3.5 years	768,234	2.43
3.37	165,920	3.37	5.0 years	165,920	3.37

	982,725	2.57	4.0 years	939,950	2.59

Celator Pharmaceuticals, Inc.

(A Development Stage Company)

Notes to the consolidated financial statements

Six months ended June 30, 2012, 2011 and for the period November 18, 1999 (date of incorporation) to June 30, 2012

(Expressed in United States dollars)

(Unaudited)

7.	Stock options and warrants

(b)	Stock options (continued)

The following assumptions were used with the Black-Scholes model:

	2012	2011

Volatility	83%	88%
Risk free interest rate	0.5%	0.5-2.0%
Annual forfeiture rate	6%	6%
Dividend yield	0%	0%
Expected life (years)	4	4

The Company amortizes the fair value of the stock options on a straight-line basis over the applicable requisite service periods of the awards, which is generally the vesting period. At June 30, 2012, the total compensation cost related to non-vested awards not yet recognized and weighted average period over which it will be recognized was $51,008 and 1.5 years, respectively.

A summary of unvested awards activity during the year ended June 30, 2012 is as follows:

	Number of options	Amount
		$
Outstanding
Beginning of the period, December 31, 2011	71,945	87,653
Granted	—	—
Vested	(28,532)	(36,290)
Forfeited	(633)	(355)

End of the period, June 30, 2012	42,780	51,008

The stock-based compensation expense for the six month period ended June 30, 2012 was $37,735 (2011 - $62,243).

Celator Pharmaceuticals, Inc.

(A Development Stage Company)

Notes to the consolidated financial statements

Six months ended June 30, 2012, 2011 and for the period November 18, 1999 (date of incorporation) to June 30, 2012

(Expressed in United States dollars)

(Unaudited)

7.	Stock options and warrants (continued)

(c)	Warrants

In connection with a term loan from Comerica Bank the Company issued 12,445 warrants on March 11, 2009 which expire on March 11, 2016. Each warrant, entitles the holder to subscribe for and purchase one common stock. During the period ended June 30, 2012, none of these warrants were exercised. The warrants are exercisable at $11.25 per warrant.

As a result of the December, 2011 related party loan the Company issued 123,585 warrants to certain holders of common stock. During the period ended June 30, 2012, none of these warrants were exercised (See Note 5).

As a result of the February 1, 2012 additional related party loan amounts the Company issued 3,700 warrants to certain holders of common stock. During the period ended June 30, 2012, none of these warrants were exercised (See Note 5).

In connection with the loan from Square 1 Bank the Company issued 17,267 warrants on June 22, 2012 which expire on June 22, 2019. Each warrant, entitles the holder to subscribe for and purchase one common stock. During the period ended June 30, 2012, none of these warrants were exercised. The warrants are exercisable at $5.21 per warrant.

8.	Financial instruments

(a)	Fair value of financial instruments

The Company has classified its financial instruments in Note 2(m).

Financial instruments measured as loans and receivables or other financial liabilities are initially measured at fair value at fair value and subsequently measured at amortized cost using the effective interest method.

There is no fair value hierarchy as all financial instruments are recorded as loans and receivables and other financial liabilities.

The carrying values of certain of the Company’s financial instruments, including cash, restricted cash, short-term investments, other receivables, accounts payable and loans payable approximate fair value due to their short maturities.

Celator Pharmaceuticals, Inc.

(A Development Stage Company)

Notes to the consolidated financial statements

Six months ended June 30, 2012, 2011 and for the period November 18, 1999 (date of incorporation) to June 30, 2012

(Expressed in United States dollars)

(Unaudited)

8.	Financial instruments (continued)

(b)	Credit risk, liquidity risk, and interest rate risk

The Company has limited exposure to credit risk, as its cash, restricted cash, and short-term investments are held with major North American financial institutions. The majority of other receivables relates to the sale of NOLS to the State of New Jersey (Note 8). Therefore, exposure to this risk is limited.

The Company manages its liquidity risk associated with its financial liabilities (primarily those described in Note 5 and accounts payable and accrued liabilities) through the strategic use of long term debt and issuance of additional equity, as required to meet the capital requirements of maturing financial liabilities. The loan payable, accounts payable and accrued liabilities are expected to be realized within one year.

The Company is not exposed to interest rate risk as the loans payable carry a fixed rate of interest.

9.	Segment note

The Company operates in the United States and Canada as such both are separate operating segments. Geographic net income information is based on the location whereby the expenses were incurred. The geographic information about total assets is based on the physical location of the assets.

	June 30, 2012	December 31, 2011
	$	$
Total assets
United States	1,402,020	3,052,317
Germany	1,179,950	1,290,489
Canada	1,507,796	2,277,865

	4,089,766	6,620,671

Net income
United States	(2,857,070)	(10,498,950)
Canada	(1,093,694)	(3,669,155)

	(3,950,764)	(14,168,105)

Celator Pharmaceuticals, Inc.

(A Development Stage Company)

Notes to the consolidated financial statements

Six months ended June 30, 2012, 2011 and for the period November 18, 1999 (date of incorporation) to June 30, 2012

(Expressed in United States dollars)

(Unaudited)

10.	Subsequent events

(a)	In connection with the Square 1 Loan and Security Agreement, on August 27, 2012 Celator borrowed the remaining available balance of $2,000,000.

(b)	In June 2012, Celator entered into an agreement with The Leukemia & Lymphoma Society® (“LLS” ) pursuant to which LLS has agreed to provide $5.0 million in funding from the LLS Therapy Acceleration Program for the Phase 3 clinical study of CPX-351. The agreement provides for LLS to make an upfront payment of $2,000,000 to Celator, which was received in July 2012, and a further payment of $3,000,000 to the Company on achievement of clinical milestones. In return, LLS has agreed to receive a success-based return on the total funding.

(c)	On August 28, 2012, the Company’s board of directors and stockholders approved an amendment to the second amended and restated certificate of incorporation. The amendment provided for a 18.7495-to-1 reverse stock split of the outstanding Common Stock and Series A, B, C and D convertible preferred stock (collectively, “Capital Stock”), which became effective on August 28, 2012. Accordingly, (i) every 18.7495 shares of capital stock have been combined into one share of new Common Stock, (ii) the number of shares of Common Stock into which each outstanding option to purchase new Capital Stock has been proportionately decreased on an 18.7495-to-1 basis, (iii) the exercise price for each outstanding option or warrant to purchase capital stock has been proportionately increased on an 18.7495-to-1 basis. All of the share numbers, share prices, and exercise prices have been adjusted within these financial statements, on a retroactive basis, to reflect this 18.7495-to-1 reverse stock split. The Company’s authorized shares consist of 255,000,000 shares of common stock and 232,162,828 shares of preferred stock.

The Company has evaluated all events that occurred after the balance sheet date through October 26, 2012, the date when the financial statements were issued, to determine if they must be reported. Management of the Company determined that the subsequent events noted in Note 10(a-c) represent a complete list of subsequent events.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on November 13, 2012.

CELATOR PHARMACEUTICALS, INC.

By:	/s/ Scott T. Jackson
Scott T. Jackson, Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

3.1	Third Amended and Restated Certificate of Incorporation of the Company.

3.2	By-laws of the Company.

4.1	Amended and Restated Warrant issued to Square 1 Bank.

4.2	Form of Amended and Restated Warrant.

10.1*	Amended and Restated Employment Agreement dated December 19, 2002 between Dr. Lawrence Mayer and the Company.

10.2*	Employment Agreement dated April 21, 2003 between David Wood and the Company.

10.3*	Letter and Restrictive Covenants Agreement dated as of October 1, 2007 and Amendment to Letter Agreement dated July 7, 2008 between Scott Jackson and the Company.

10.4*	Letter Agreement dated December 4, 2007 between Joseph A. Mollica, Ph.D and the Company.

10.5*	Form of Indemnification Agreement.

10.6*	Amended and Restated 2005 Equity Incentive Plan.

10.7**	Exclusive License Agreement dated June 28, 2007 between Princeton University and the Company, as amended on July 6, 2010 and August 20, 2012.

10.8**	Clinical and Commercial Manufacturing and Supply Agreement dated as of December 22, 2010 between Baxter Oncology GmbH and the Company.

10.9**	Collaborative Research Agreement dated May 11, 2001 between the Company and the British Columbia Cancer Agency.

10.10	Settlement Agreement dated August 5, 2008 between the British Columbia Cancer Agency and the Company.

10.11**	Definitive Agreement dated June 27, 2012 between Leukemia & Lymphoma Society and the Company.

10.12*	Form of Incentive Stock Option Agreement.

10.13*	Form of Nonqualified Stock Option Agreements.

10.14*	Form of Nonqualified Stock Option Agreement (Non-VC Directors).

10.15*	Form of Nonqualified Stock Option Agreement (VC Directors).

10.16	Loan and Security Agreement dated as of June 15, 2012 between Square 1 Bank and the Company.

21.1	Subsidiaries.

*	Denotes a management contract or compensatory plan or arrangement.
**	The Company has applied with the Secretary of the Securities and Exchange Commission for confidential treatment of certain confidential portions of this exhibit pursuant to Rule 24b-2 of the Securities Exchange Act of 1934.